SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June, 2009

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
CVM - COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES COMMISSION)
DFP.- STANDARDIZED FINANCIAL STATEMENTS	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Reference Date – 12/31/2008

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 - CORPORATE TAXPAYER ID (CNPJ) 02.570.688/0001-70
4 – NIRE 5.330.000.581-8

01.02 - HEAD OFFICE

1 - COMPLETE ADDRESS: SIA/SUL - ASP – LOTE D - BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP code 71215-000	4 - CITY BRASILIA			5 - STATE DF
6 - AREA CODE (DDD) 21	7 - TELEPHONE 3131-1332	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE (DDD) 21	12 - FAX 3131-1155	13 - FAX -	14 - FAX -
15 - E-MAIL ri@brasiltelecom.com.br

01.03 - INVESTORS RELATIONS OFFICER (Company Mail Address)

1 - NAME ALEX WALDEMAR ZORNIG
2 - COMPLETE ADDRESS: SIA/SUL – ASP – LOTE D - BL A - 2° ANDAR			3 - DISTRICT SIA
4 - ZIP code 71215-000	5 – CITY BRASILIA			6 - STATE DF
7 - AREA CODE (DDD) 21	8 - TELEPHONE 3131-1123	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE (DDD) 21	13 - FAX 3131-1155	14 - FAX -	15 - FAX -
15 - E-MAIL alex.zornig@oi.net.br

01.04 - REFERENCE /INDEPENDENT AUDITOR

1 - FISCAL YEAR	2 – BEGINNING OF THE FISCAL YEAR	3 – END OF THE FISCAL YEAR
1 – Last	01/01/2008	12/31/2008
2 – Penultimate	01/01/2007	12/31/2007
3 –Antepenultimate	01/01/2006	12/31/2006
4 - AUDITOR NAME/COMPANY NAME DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES		5 - CVM CODE 00385-9
6 - NAME OF THE TECHNICAL RESPONSIBLE MARCO ANTONIO BRANDÃO SIMURRO		7 - INDIVIDUAL TAXPAYER ID (CPF) OF THE TECH. RESPONSIBLE TECHNICIAN 755.400.708-44

Page: 1

01.05 - COMPOSITION OF CAPITAL STOCK

Number of Shares (Units)	1 12/31/2008	2 12/31/2007	3 12/31/2006
Issued Capital
1 - Common shares	134,031,688	134,031,688	134,031,688,203
2 - Preferred shares	229,937,525	229,937,525	229,937,525,684
3 - Total	363,969,213	363,969,213	363,969,213,887
Treasury Shares
4 - Common shares	1,480,800	1,480,800	1,480,800,000
5 - Preferred shares	0	0	0
6 - Total	1,480,800	1,480,800	1,480,800,000

01.06 - COMPANY’S CHARACTERISTICS

1 - COMPANY TYPE Commercial, Industrial and Other Companies
2 – SITUATION TYPE Operating
3 - SHAREHOLDING NATURE National Holding
4 - ACTIVITY CODE 1130 - Telecommunications
5 - MAIN ACTIVITY SWITCHED FIXED TELEPHONY SERVICE EXPLOITATION
6 - CONSOLIDATED TYPE Full

01.07 - SUBSIDIARIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – CNPJ	3 - COMPANY NAME

01.08 - DIVIDENDS IN CASH

1 – ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5-PAYM. START	6 - SHARE TYPE AND CLASS SHARE	7 - INCOME VALUE PER SHARE
01	Mgmt. Meet.	03/31/2008	Interest on Shareholder’s Equity		Common	0.4384967748
02	Mgmt. Meet.	03/31/2008	Interest on Shareholder’s Equity		Preferred	0.4384967748
03	Mgmt. Meet.	12/29/2008	Interest on Shareholder’s Equity		Common	0.1824334175
04	Mgmt. Meet.	12/29/2008	Interest on Shareholder’s Equity		Preferred	0.1824334175

01.09 - INVESTOR RELATIONS OFFICER

1 - DATE 02/10/2009	2 - SIGNATURE

Page: 2

02.01 - BALANCE SHEETS - ASSETS (In thousand of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2008	4 - 12/31/2007	5 - 12/31/2006
1	Total assets	6,145,998	6,039,072	5,718,482
1.01	Current assets	1,639,357	1,959,747	1,724,840
1.01.01	Cash, banks and cash equivalents	1,231,247	146,012	129,546
1.01.01.01	Cash and bank	89	702	740
1.01.01.02	Cash equivalents	1,231,158	145,310	128,806
1.01.02	Credits	0	0	0
1.01.02.01	Clients	0	0	0
1.01.02.02	Sundry credits	0	0	0
1.01.03	Inventories	0	0	0
1.01.04	Others	408,110	1,813,735	1,595,294
1.01.04.01	Financial Investments	213,635	1,316,891	1,302,798
1.01.04.02	Loans and financing	0	0	0
1.01.04.03	Derivatives	0	0	0
1.01.04.04	Deferred and recoverable taxes	6,543	13,683	42,915
1.01.04.05	Escrow deposits	40	40	0
1.01.04.07	Dividends receivable	185,427	474,247	241,145
1.01.04.08	Others	2,465	8,874	8,436
1.02	Noncurrent assets	4,506,641	4,079,325	3,993,642
1.02.01	Long-term assets	308,342	346,806	285,534
1.02.01.01	Sundry credits	0	0	0
1.02.01.02	Credit with related parties	0	0	0
1.02.01.02.01	From direct and indirect associates companies	0	0	0
1.02.01.02.02	From subsidiaries	0	0	0
1.02.01.02.03	From other related parties	0	0	0
1.02.01.03	Others	308,342	346,806	285,534
1.02.01.03.01	Loans and financing	0	0	0
1.02.01.03.02	Derivatives	0	0	0
1.02.01.03.03	Deferred and recoverable taxes	302,610	341,191	279,655
1.02.01.03.04	Fixed-income securities	0	0	0
1.02.01.03.05	Escrow deposits	5,732	5,615	5,284
1.02.01.03.06	Other assets	0	0	595
1.02.02	Permanent assets	4,198,299	3,732,519	3,708,108
1.02.02.01	Investments	4,197,772	3,731,731	3,707,064
1.02.02.01.01	Direct and indirect associates companies	0	0	0
1.02.02.01.02	Direct and indirect associates companies - Goodwill	0	0	0
1.02.02.01.03	Subsidiaries	4,197,772	3,723,727	3,699,515
1.02.02.01.04	Subsidiaries – goodwill	0	0	0
1.02.02.01.05	Other investments	0	8,004	7,549
1.02.02.02	Property, plant and equipment	517	778	1,004
1.02.02.03	Intangible assets	10	10	40
1.02.02.04	Deferred charges	0	0	0

Page: 3

02.02 - BALANCE SHEETS - LIABILITIES AND SHAREHOLDERS’ EQUITY (In thousand of Brazilian reais - R$)

1 - CODE	2 – DESCRIPTION	3 - 12/31/2008	4 - 12/31/2007	5 - 12/31/2006
2	Total liabilities	6,145,998	6,039,072	5,718,482
2.01	Current liabilities	366,449	824,149	477,562
2.01.01	Loans and financing	0	0	0
2.01.01.01	Loans and financing	0	0	0
2.01.01.02	Derivatives	0	0	0
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	145	437	140
2.01.04	Taxes, duties and contributions	1	18	165
2.01.04.01	Indirect taxes	1	18	165
2.01.04.02	Taxes on income	0	0	0
2.01.05	Dividends	277,874	725,922	442,681
2.01.06	Provisions	213	15	13
2.01.06.01	Provisions for contingencies	213	15	13
2.01.06.02	Provision for Pension plan	0	0	0
2.01.07	Debits with related parties	0	0	0
2.01.08	Others	88,216	97,757	34,563
2.01.08.01	Payroll, social charges and Benefits	15	21	19
2.01.08.02	Consignment in favor of third Parties	11,719	22,349	34,258
2.01.08.03	Profit sharing	0	0	0
2.01.08.04	Telecom serv. exploitation permit	0	0	0
2.01.08.05	Advances from customers	0	0	0
2.01.08.06	Other liabilities	76,482	75,387	286
2.02	Noncurrent liabilities	15,937	15,797	12,010
2.02.01	Long-term liabilities	15,937	15,797	12,010
2.02.01.01	Loans and financing	0	0	0
2.02.01.01.01	Loans and financing	0	0	0
2.02.01.01.02	Derivatives	0	0	0
2.02.01.02	Debentures	0	0	0
2.02.01.03	Provisions	4,013	5,011	4,247
2.02.01.03.01	Provisions for contingencies	3,733	5,011	4,247
2.02.01.03.02	Provisions for Pension plan	0	0	0
2.02.01.03.03	Provisions for Allowance for losses with associates companies	280	0	0
2.02.01.04	Debits with related parties	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Others	11,924	10,786	7,763
2.02.01.06.01	Payroll, social charges and Benefits	0	0	0
2.02.01.06.02	Suppliers	0	0	0
2.02.01.06.03	Indirect taxes	4,933	6,560	6,465
2.02.01.06.04	Taxes on income	6,991	4,226	1,298
2.02.01.06.05	Telecom serv. exploitation permit	0	0	0
2.02.01.06.06	Advances from customers	0	0	0

Page: 4

02.02 - BALANCE SHEETS - LIABILITIES AND SHAREHOLDERS’ EQUITY (In thousand of Brazilian reais - R$)

1 - CODE	2 – DESCRIPTION	3 -12/31/2008	4 -12/31/2007	5 -12/31/2006
2.02.01.06.07	Other liabilities	0	0	0
2.03	Deferred income	0	0	0
2.05	Shareholders’ equity	5,763,612	5,199,126	5,228,910
2.05.01	Paid-up capital stock	2,596,272	2,596,272	2,596,272
2.05.02	Capital reserves	309,178	309,178	309,178
2.05.02.01	Goodwill on Share subscription	306,961	306,961	306,961
2.05.02.02	Amortization of goodwill on merger	0	0	0
2.05.02.03	Investment grants	0	0	0
2.05.02.04	Interest on work in progress	0	0	0
2.05.02.05	Special monetary correction – Law 8200/91	0	0	0
2.05.02.06	Other capital reserves	2,217	2,217	2,217
2.05.03	Revaluation reserves	0	0	0
2.05.03.01	Owned assets	0	0	0
2.05.03.02	Subsidiaries/direct and indirect associates companies	0	0	0
2.05.04	Profit reserves	2,858,162	265,964	306,349
2.05.04.01	Legal	305,966	265,964	232,169
2.05.04.02	Statutory	0	0	0
2.05.04.03	Reserve for contingencies	0	0	0
2.05.04.04	From profits to realize	0	0	74,180
2.05.04.05	Profit retention	2,552,196	0	0
2.05.04.05.01	Reserve for investments	2,552,196	0	0
2.05.04.06	Special reserve for unpaid dividends	0	0	0
2.05.04.07	Other profit reserves	0	0	0
2.05.04.07.01	Equity instruments	0	0	0
2.05.05	Asset valuation adjustments	0	0	0
2.05.05.01	Securities adjustments	0	0	0
2.05.05.02	Conversion accrued adjustments	0	0	0
2.05.05.03	Business combination adjustments	0	0	0
2.05.06	Retained earnings/accumulated losses	0	2,027,712	2,017,111
2.05.07	Advance for future capital increase	0	0	0

Page: 5

03.01 - STATEMENTS OF INCOME (In thousand of Brazilian reais - R$)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2008 to 12/31/2008	4 – 01/01/2007 to 12/31/2007	5 – 01/01/2006 to 12/31/2006
3.01	Gross revenue from sales and/or services	0	0	0
3.02	Deductions from gross revenue	0	0	0
3.03	Net revenue from sales and/or services	0	0	0
3.04	Cost of goods and services sold	0	0	0
3.05	Gross profit	0	0	0
3.06	Operating expenses/revenues	574,724	405,805	79,780
3.06.01	Selling expenses	0	0	0
3.06.02	General and administrative expenses	(26,751)	(18,405)	(16,618)
3.06.03	Financial	(143,014)	(109,602)	(204,790)
3.06.03.01	Financial income	200,093	341,366	286,669
3.06.03.02	Financial expenses	(343,107)	(450,968)	(491,459)
3.06.04	Other operating income	63,140	3,363	7,581
3.06.05	Other operating expenses	(9,773)	(2,957)	(1,991)
3.06.06	Equity in subsidiaries	691,122	533,406	295,598
3.07	Operating income	574,724	405,805	79,780
3.08	Nonoperating income	0	0	0
3.08.01	Revenues	0	0	0
3.08.02	Expenses	0	0	0
3.09	Income before taxes and minority interest	574,724	405,805	79,780
3.10	Provision for income tax and social	(39,487)	(64,312)	(11,246)
3.11	Deferred income tax	0	0	0
3.12	Statutory interest/contributions	0	0	0
3.12.01	Interest	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of interest on shareholders’ equity	264,800	336,300	413,400
3.15	Income (loss) for the period	800,037	677,793	481,934
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY (UNITS)	362,488,413	362,488,413	362,488,413,887
	EARNINGS PER SHARE (REAIS)	2.20707	1.86983	0.00133
	LOSS PER SHARE (REAIS)

Page: 6

04.01 – STATEMENTS OF CASH FLOWS – INDIRECT METHOD (In thousand of Brazilian reais - R$)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2008 to 12/31/2008	4 – 01/01/2007 to 12/31/2007	5 – 01/01/2006 to 12/31/2006
4.01	Operating activities cash, net	611,892	414,622	439,253
4.01.01	Cash generated in operating	100,541	140,928	257,777
4.01.01.01	Income before income tax and social	839,524	742,105	493,180
4.01.01.02	Depreciation and amortization	205	256	312
4.01.01.03	Losses on accounts receivable	0	0	0
4.01.01.04	Provisions for contingencies	(954)	1,215	921
4.01.01.05	Provisions for pension plan	0	0	0
4.01.01.06	Expenses on pension plans recovery	0	0	0
4.01.01.08	Taxes recovery	0	(69,758)	0
4.01.01.09	Loss on permanent assets write-off	(46,321)	(454)	(421)
4.01.01.10	Equity in subsidiaries	(691,122)	(533,406)	(295,598)
4.01.01.11	Loss (gain) with investments	(791)	970	(60)
4.01.01.12	Provisioned financial charges	0	0	59,443
4.01.02	Variations in assets and liabilities	37,105	32,549	(25,725)
4.01.02.01	Trade accounts receivable	0	0	0
4.01.02.02	Inventories	0	0	0
4.01.02.03	Payroll, social charges and benefits	(5)	2	(53)
4.01.02.04	Accounts payable and accrued expenses	(10,920)	(11,612)	(19,892)
4.01.02.05	Taxes	39,880	(23,979)	14,666
4.01.02.06	Service exploitation permits	0	0	0
4.01.02.07	Provisions for contingencies	0	(450)	(1,116)
4.01.02.08	Provisions for pension plan	0	0	0
4.01.02.09	Other assets and liabilities accounts	8,150	68,588	(19,330)
4.01.03	Others	474,246	241,145	207,201
4.01.03.01	Financial charges paid	0	0	(13,507)
4.01.03.02	Income tax and social contribution paid	0	0	0
4.01.03.03	Dividends/Interest on shareholders’ equity received in the year	474,246	241,145	220,708
4.02	Investing activities cash, net	1,124,871	(15,850)	136,161
4.02.01	Investments	1,103,256	(14,093)	124,968
4.02.02	Funds obtained in the sale of permanent	54,381	0	15
4.02.03	Escrow deposits	(32,766)	(372)	11,246
4.02.04	Investments in permanent assets	0	(1,385)	(68)
4.03	Financing activities cash, net	(651,528)	(382,306)	(568,287)
4.03.01	Dividends/interest on shareholders’ equity paid in the year	(651,528)	(382,306)	(296,098)
4.03.02	Loans and financing	0	0	(272,189)
4.04	Exchange rate changes on cash and cash equivalents	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	1,085,235	16,466	7,127
4.05.01	Cash and cash equivalents at the beginning of year	146,012	129,546	122,419
4.05.02	Cash and cash equivalents at the end of year	1,231,247	146,012	129,546

Page: 7

05.01 – STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2008 TO 12/31/2008 (In thousand of Brazilian reais - R$)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNING/ ACCUMULATED LOSSES	8 – VALUATION ADJUSTMENTS TO SHAREHOLDERS’ EQUITY	9 – TOTAL
5.01	Opening balance	2,596,272	309,178	0	265,964	2,027,712	0	5,199,126
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	2,596,272	309,178	0	265,964	2,027,712	0	5,199,126
5.04	Net income	0	0	0	0	800,037	0	800,037
5.05	Allocation of net income	0	0	0	2,592,198	(2,856,998)	0	(264,800)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders´ equity	0	0	0	0	(264,800)	0	(264,800)
5.05.03	Other allocations	0	0	0	2,592,198	(2,592,198)	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Asset valuation adjustments	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Conversion accrued adjustments	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	0	0	0
5.08	Capital increase/reduction	0	0	0	0	0	0	0
5.09	Recognition/realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	29,249	0	29,249
5.13	Closing balance	2,596,272	309,178	0	2,858,162	0	0	5,763,612

Page: 8

05.02 – STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/07 TO 12/31/2007 (In thousand of Brazilian reais - R$)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNING/ ACCUMULATED LOSSES	8 – VALUATION ADJUSTMENTS TO SHAREHOLDERS’ EQUITY	9 – TOTAL
5.01	Opening balance	2,596,272	309,178	0	306,349	2,066,385	0	5,278,184
5.02	Prior year adjustments	0	0	0	0	(49,274)	0	(49,274)
5.02.01	Adjustment for adoption of Law 11638/07	0	0	0	0	(49,274)	0	(49,274)
5.03	Adjusted balance	2,596,272	309,178	0	306,349	2,017,111	0	5,228,910
5.04	Net income	0	0	0	0	677,793	0	677,793
5.05	Allocation of net income	0	0	0	33,795	(750,086)	0	(716,291)
5.05.01	Dividends	0	0	0	0	(379,991)	0	(379,991)
5.05.02	Interest on shareholders´ equity	0	0	0	0	(336,300)	0	(336,300)
5.05.03	Other allocations	0	0	0	33,795	(33,795)	0	0
5.05.03.01	Constitution of legal reserve	0	0	0	33,795	(33,795)	0	0
5.05.03.02	Transfer to reserves	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	0	(74,180)	74,180	0	0
5.06.01	Reversal of reserves	0	0	0	(74,180)	74,180	0	0
5.07	Asset valuation adjustments	0	0	0	0	0	0	0
5.07.01	securities adjustments	0	0	0	0	0	0	0
5.07.02	Conversion accrued adjustments	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	0	0	0
5.08	Capital increase/reduction	0	0	0	0	0	0	0
5.09	Recognition/realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	8,714	0	8,714
5.12.01	Proposed dividends	0	0	0	0	8,714	0	8,714
5.12.02	Investment grants	0	0	0	0	0	0	0
5.13	Closing balance	2,596,272	309,178	0	265,964	2,027,712	0	5,199,126

Page: 9

05.03 – STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2006 TO 12/31/2006 (In thousand of Brazilian reais - R$)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNING/ ACCUMULATED LOSSES	8 – VALUATION ADJUSTMENTS TO SHAREHOLDERS’ EQUITY	9 – TOTAL
5.01	Opening balance	2,596,272	309,178	0	282,667	2,061,978	0	5,250,095
5.02	Prior year adjustments	0	0	0	0	(57,554)	0	(57,554)
5.02.01	Adjustment for adoption of Law 11638/07	0	0	0	0	(57,554)	0	(57,554)
5.03	Adjusted balance	2,596,272	309,178	0	282,667	2,004,424	0	5,192,541
5.04	Net income	0	0	0	0	481,934	0	481,934
5.05	Allocation of net income	0	0	0	23,682	(473,654)	0	(449,972)
5.05.01	Dividends	0	0	0	0	(36,572)	0	(36,572)
5.05.02	Interest on shareholders´ equity	0	0	0	0	(413,400)	0	(413,400)
5.05.03	Other allocations	0	0	0	23,682	(23,682)	0	0
5.05.03.01	Constitution of legal reserve	0	0	0	23,682	(23,682)	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Asset valuation adjustments	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Conversion accrued adjustments	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	0	0	0
5.08	Capital increase/reduction	0	0	0	0	0	0	0
5.08.01	Tax benefit amortization premium Incorporated	0	0	0	0	0	0	0
5.09	Recognition/realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	4,407	0	4,407
5.12.01	Proposed dividends	0	0	0	0	4,407	0	4,407
5.12.02	Investment grants	0	0	0	0	0	0	0
5.12.03	Unrealized income	0	0	0	0	0	0	0
5.13	Closing balance	2,596,272	309,178	0	306,349	2,017,111	0	5,228,910

Page: 10

06.01 – STATEMENTS OF VALUE ADDED (In thousand of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 – 01/01/2008 to 12/31/2008	4 – 01/01/2007 to 12/31/2007	5 – 01/01/2006 to 12/31/2006
6.01	Revenues	53,378	1,900	4,826
6.01.01	Sales of goods and services	0	0	0
6.01.02	Other revenues	53,378	1,900	4,826
6.01.03	Revenue referring to constr. own assets	0	0	0
6.01.04	Allowance (reversal) for doubtful receivables	0	0	0
6.02	Inputs purchased from third parties	(3,976)	(6,426)	(7,294)
6.02.01	Cost of goods and services sold	(3,781)	(6,208)	(7,030)
6.02.02	Material, power, outside services and other	(3)	0	0
6.02.03	Loss/recovery of receivables	0	0	0
6.02.04	Others	(192)	(218)	(264)
6.03	Gross value added	49,402	(4,526)	(2,468)
6.04	Retentions	749	(1,471)	(1,233)
6.04.01	Depreciation, amortization and depletion	(205)	(256)	(312)
6.04.02	Others	954	(1,215)	(921)
6.05	Wealth created	50,151	(5,997)	(3,701)
6.06	Value added received in transfer	890,730	875,101	582,270
6.06.01	Equity in subsidiaries	691,122	533,406	295,598
6.06.02	Financial income	199,606	341,366	286,669
6.06.03	Others	2	329	3
6.07	Wealth for Distribution	940,881	869,104	578,569
6.08	Distribution of wealth	940,881	869,104	578,569
6.08.01	Employees	13,950	4,422	4,288
6.08.01.01	Direct compensation	13,945	4,422	4,286
6.08.01.02	Benefits	5	0	2
6.08.01.03	Severance pay fund (FGTS)	0	0	0
6.08.01.04	Others	0	0	0
6.08.02	Taxes, duties and contributions	64,949	90,350	35,421
6.08.02.01	Federal	64,876	90,228	35,203
6.08.02.02	State	57	6	0
6.08.02.03	Local	16	116	218
6.08.03	Lenders	61,940	96,539	56,916
6.08.03.01	Interest	53,365	89,266	52,171
6.08.03.02	Leasing	8,575	7,273	4,745
6.08.03.03	Others	0	0	0
6.08.04	Shareholders	800,037	677,793	481,934
6.08.04.01	Interest on shareholders´ equity	264,800	336,300	413,400
6.08.04.02	Dividends	0	379,991	36,572
6.08.04.03	Retained earnings/accumulated losses	535,237	(38,498)	31,962
6.08.05	Others	5	0	10
6.08.05.01	Donations and sponsoring	5	0	10

Page: 11

07.01 – CONSOLIDATED BALANCE SHEETS - ASSETS(In thousand of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2008	4 – 12/31/2007	5 – 12/31/2006
1	Total assets	19,437,435	17,388,451	17,766,615
1.01	Current assets	7,591,486	7,462,192	7,536,194
1.01.01	Cash, banks and cash equivalents	2,709,805	730,004	422,736
1.01.01.01	Cash and banks	167,927	315,032	127,900
1.01.01.02	Cash equivalents	2,541,878	414,972	294,836
1.01.02	Credits	2,210,090	2,189,701	2,127,654
1.01.02.01	Clients	2,210,090	2,189,701	2,127,654
1.01.02.02	Sundry credits	0	0	0
1.01.03	Inventories	54,048	32,711	64,164
1.01.04	Others	2,617,543	4,509,776	4,921,640
1.01.04.01	Investments	775,502	3,163,487	3,640,640
1.01.04.02	Loans and financing	1,758	1,797	5,557
1.01.04.03	Derivatives	29,179	0	0
1.01.04.04	Deferred and recoverable taxes	973,963	834,615	982,196
1.01.04.05	Escrow deposits	679,012	329,396	119,058
1.01.04.06	Dividends receivable	0	0	0
1.01.04.07	Others	158,129	180,481	174,189
1.02	Noncurrent assets	11,845,949	9,926,259	10,230,421
1.02.01	Long-term assets	4,301,280	2,953,685	2,129,293
1.02.01.01	Sunfry credits	0	0	0
1.02.01.02	Credit with related parties	0	0	0
1.02.01.02.01	From direct and indirect associates companies	0	0	0
1.02.01.02.02	From subsidiaries	0	0	0
1.02.01.02.03	From other related parties	0	0	0
1.02.01.03	Others	4,301,280	2,953,685	2,129,293
1.02.01.03.01	Loans and financing	5,110	6,176	2,852
1.02.01.03.02	Derivatives	0	6,218	0
1.02.01.03.03	Deferred and recoverable taxes	1,924,930	1,794,488	1,650,399
1.02.01.03.04	Fixed-income securities	0	0	3,280
1.02.01.03.05	Escrow deposits	2,230,724	1,069,127	429,925
1.02.01.03.06	Other assets	140,516	77,676	42,837
1.02.02	Permanent assets	7,544,669	6,972,574	8,101,128
1.02.02.01	Investment	3,744	32,222	69,222
1.02.02.01.01	Direct and indirect associates companies	4	4	4
1.02.02.01.02	Subsidiaries	0	0	0
1.02.02.01.03	Other investments	3,740	32,218	69,218
1.02.02.02	Property, plant and equipment	5,902,640	5,691,212	6,579,052
1.02.02.03	Intangible assets	1,638,285	1,249,140	1,452,854
1.02.02.04	Deferred charges	0	0	0

Page: 12

07.02 - CONSOLIDATED BALANCE SHEETS - LIABILITIES AND SHAREHOLDERS’ EQUITY (In thousand of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2008	4 – 12/31/2007	5 – 12/31/2006
2	Total liabilities	19,437,435	17,388,451	17,766,615
2.01	Current liabilities	4,971,033	4,761,837	4,872,706
2.01.01	Loans and financing	748,721	509,027	1,083,542
2.01.01.01	Loans and financing	658,801	390,275	970,878
2.01.01.02	Derivatives	89,920	118,752	112,664
2.01.02	Debentures	11,906	8,956	45,939
2.01.03	Suppliers	1,889,688	1,496,446	1,474,667
2.01.04	Taxes, duties and contributions	736,157	820,941	888,835
2.01.04.01	Indirect taxes	669,437	746,234	851,399
2.01.04.02	Taxes on income	66,720	74,707	37,436
2.01.05	Dividends	433,232	1,016,516	614,411
2.01.06	Provisions	366,902	298,939	218,841
2.01.06.01	Provisions for contingencies	218,510	197,472	175,603
2.01.06.02	Provisions for pension plan	148,392	101,467	43,238
2.01.07	Debits with related parties	0	0	0
2.01.08	Others	784,427	611,012	546,471
2.01.08.01	Payroll, social charges and benefits	110,173	103,571	78,580
2.01.08.02	Consignments in favor of third parties	182,591	140,742	138,423
2.01.08.03	Profit sharing	83,237	81,328	76,334
2.01.08.04	Telecom serv. exploitation permits	160,074	78,844	135,848
2.01.08.05	Advances from customers	79,227	62,957	52,643
2.01.08.06	Other liabilities	169,125	143,570	64,643
2.02	Noncurrent liabilities	6,658,902	5,624,764	5,878,455
2.02.01	Long-term liabilities	6,658,902	5,624,764	5,878,455
2.02.01.01	Loans and financing	3,045,351	2,810,395	2,710,476
2.02.01.01.01	Loans and financing	2,913,198	2,522,633	2,369,642
2.02.01.01.02	Derivatives	132,153	287,762	340,834
2.02.01.02	Debentures	1,080,000	1,080,000	1,580,000
2.02.01.03	Provisions	1,321,514	1,286,517	1,163,161
2.02.01.03.01	Provisions for contingencies	714,114	700,239	557,186
2.02.01.03.02	Provisions for pension plan	607,400	586,278	605,975
2.02.01.03.03	Allowances for losses with associates companies	0	0	0
2.02.01.04	Debits with related parties	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Others	1,212,037	447,852	424,818
2.02.01.06.01	Payroll, social charges and benefits	11,483	0	0
2.02.01.06.02	Suppliers	0	13,456	6,709
2.02.01.06.03	Indirect taxes	262,060	104,243	62,266
2.02.01.06.04	Taxes on Income	109,084	66,877	52,389
2.02.01.06.05	Telecom serv. exploitation permits	623,585	174,632	219,533
2.02.01.06.06	Advances from customers	189,172	72,133	70,665

Page: 13

07.02 - CONSOLIDATED BALANCE SHEETS - LIABILITIES AND SHAREHOLDERS’ EQUITY (In thousand of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 -12/31/2008	4 -12/31/2007	5 -12/31/2006
2.02.01.06.07	Other liabilities	16,653	16,511	13,256
2.03	Deferred income	0	0	0
2.04	Minority interest	2,043,888	1,802,724	1,787,126
2.05	Shareholders’ equity	5,763,612	5,199,126	5,228,328
2.05.01	Paid-up capital stock	2,596,272	2,596,272	2,596,272
2.05.02	Capital reserves	309,178	309,178	309,178
2.05.02.01	Goodwill on share subscription	306,961	306,961	306,961
2.05.02.02	Amortization of goodwill on merger	0	0	0
2.05.02.03	Investment grants	0	0	0
2.05.02.04	Interest on works in progress	0	0	0
2.05.02.05	Special monetary correction - Law 8200/91	0	0	0
2.05.02.06	Other capital reserves	2,217	2,217	2,217
2.05.03	Revaluation reserves	0	0	0
2.05.03.01	Owned assets	0	0	0
2.05.03.02	Subsidiaries/direct and indirect associates companies	0	0	0
2.05.04	Profits reserves	2,858,162	265,964	306,349
2.05.04.01	Legal	305,966	265,964	232,169
2.05.04.02	Statutory	0	0	0
2.05.04.03	For contingencies	0	0	0
2.05.04.04	From profits to realize	0	0	74,180
2.05.04.05	Profit retention	2,552,196	0	0
2.05.04.05.01	Reserve for investments	2,552,196	0	0
2.05.04.06	Special reserve for unpaid dividends	0	0	0
2.05.04.07	Other profit reserves	0	0	0
2.05.04.07.01	Equity instruments	0	0	0
2.05.05	Asset valuation adjustments	0	0	0
2.05.05.01	Securities adjustments	0	0	0
2.05.05.02	Conversion eccrued adjustments	0	0	0
2.05.05.03	Business combination adjustments	0	0	0
2.05.06	Retained earnings/accumulated losses	0	2,027,712	2,016,529
2.05.07	Advance for future capital increase	0	0	0

Page: 14

08.01 - CONSOLIDATED STATEMENTS OF INCOME (In thousand of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 – 01/01/2008 to12/31/2008	4 – 01/01/2007 to 12/31/2007	5 – 01/01/2006 to 12/31/2006
3.01	Gross revenue from sales and/or services	17,007,142	15,997,388	15,111,318
3.02	Deductions from gross revenue	(5,710,307)	(4,938,842)	(4,814,659)
3.03	Net revenue from sales and/or services	11,296,835	11,058,546	10,296,659
3.04	Cost of sales and services	(6,209,418)	(6,382,201)	(6,459,929)
3.05	Gross profit	5,087,417	4,676,345	3,836,730
3.06	Operating expenses/revenues	(3,748,062)	(3,833,209)	(3,626,401)
3.06.01	Selling expenses	(1,364,223)	(1,485,352)	(1,470,632)
3.06.02	General and administrative expenses	(1,428,101)	(1,336,866)	(1,290,399)
3.06.03	Financial	(524,551)	(500,982)	(632,786)
3.06.03.01	Financial income	887,590	773,796	803,387
3.06.03.02	Financial expenses	(1,412,141)	(1,274,778)	(1,436,173)
3.06.04	Other operating income	946,877	676,789	671,069
3.06.05	Other operating expenses	(1,378,064)	(1,186,798)	(903,653)
3.06.06	Equity in subsidiaries	0	0	0
3.07	Operating income	1,339,355	843,136	210,329
3.08	Nonoperating income (expenses)	0	0	0
3.08.01	Revenues	0	0	0
3.08.02	Expenses	0	0	0
3.09	Income before taxes and minority interest	1,339,355	843,136	210,329
3.10	Provision for income tax and social contribution	(590,955)	(359,340)	(114,476)
3.11	Deferred income tax	0	0	0
3.12	Statutory interest/contributions	0	0	0
3.12.01	Interests	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of interest on shareholders´ equity	370,951	450,954	527,571
3.14	Minority interest	(337,145)	(261,573)	(145,011)
3.15	Income (loss) for the period	782,206	673,177	478,413
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY (UNITS)	362,488,413	362,488,413	362,488,413,887
	EARNINGS PER SHARE (REAIS)	2.15788	1.85710	0.00132
	LOSS PER SHARE (REAIS)

Page: 15

09.01 – CONSOLIDATED STATEMENTS OF CASH FLOWS – INDIRECT METHOD (In thousand of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 – 01/01/2008 to 12/31/2008	4 – 01/01/2007 to 12/31/2007	5 – 01/01/2006 to 12/31/2006
4.01	Operating activities cash, net	3,192,801	3,306,886	2,661,914
4.01.01	Cash generated in operating	5,511,570	5,114,729	4,762,613
4.01.01.01	Income before income tax and social contribution	1,710,306	1,294,089	737,900
4.01.01.02	Depreciation and amortization	2,072,756	2,441,731	2,691,502
4.01.01.03	Losses on accounts receivable	370,242	348,001	384,320
4.01.01.04	Provisions for contingencies	710,531	650,898	488,078
4.01.01.05	Provisions for pension plan	81,324	89,675	28,709
4.01.01.06	Expenses on pension plans recovery	(61,104)	(81,209)	0
4.01.01.08	Taxes recovery	0	(69,758)	0
4.01.01.09	Loss on write-off of permanent assets	(38,895)	19,398	(37,455)
4.01.01.10	Loss (gain) with investments	43,415	974	(99)
4.01.01.11	Provisioned financial charges	622,995	420,930	469,658
4.01.02	Variations in assets and liabilities	(1,173,378)	(863,560)	(1,557,314)
4.01.02.01	Trade accounts receivable	(390,631)	(410,050)	(359,161)
4.01.02.02	Inventories	(21,338)	31,453	18,871
4.01.02.03	Payroll, social charges and benefits	18,086	24,991	642
4.01.02.04	Accounts payable and accrued expenses	(378,700)	(50,806)	(346,089)
4.01.02.05	Taxes	(135,737)	61,272	(250,564)
4.01.02.06	Service exploitation permits	90,773	(101,905)	47,591
4.01.02.07	Provisions for contingencies	(451,050)	(469,624)	(483,379)
4.01.02.08	Provisions for pension plan	(13,278)	(51,143)	(107,585)
4.01.02.09	Other assets and liabilities	108,497	102,252	(77,640)
4.01.03	Others	(1,145,391)	(944,283)	(543,385)
4.01.03.01	Financial charges paid	(525,468)	(585,267)	(494,313)
4.01.03.02	Income tax and social contribution paid	(619,923)	(359,016)	(49,072)
4.02	Investing activities cash, net	(729,109)	(1,664,751)	(3,054,833)
4.02.01	Investments	2,386,698	477,060	(1,287,650)
4.02.02	Funds obtained in the sale of permanent assets	78,604	47,708	15,272
4.02.03	Escrow deposits	(1,755,969)	(871,807)	(277,552)
4.02.04	Investments in permanent assets	(1,438,442)	(1,317,712)	(1,504,903)
4.03	Financing activities cash, net	(483,891)	(1,334,867)	453,565
4.03.01	Dividends/interest on shareholders´equity paid in the year	(861,891)	(493,180)	(399,872)
4.03.02	Loans and financing	378,000	(841,687)	853,437
4.04	Exchange rate changes on cash and cash	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	1,979,801	307,268	60,646
4.05.01	Cash and cash equivalents at beginning of	730,004	422,736	362,090
4.05.02	Cash and cash equivalents at end of year	2,709,805	730,004	422,736

Page: 16

10.01 – CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY FROM 01/01/2008 TO 12/31/2008 (In thousand of Brazilian reais - R$)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNING/ ACCUMULATED LOSSES	8 – VALUATION ADJUSTMENTS TO SHAREHOLDERS’ EQUITY	9 – TOTAL
5.01	Opening balance	2,596,272	309,178	0	265,964	2,027,712	0	5,199,126
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	2,596,272	309,178	0	265,964	2,027,712	0	5,199,126
5.04	Net income	0	0	0	0	782,206	0	782,206
5.05	Allocation of net income	0	0	0	2,592,198	(2,856,998)	0	(264,800)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders´ equity	0	0	0	0	(264,800)	0	(264,800)
5.05.03	Other allocations	0	0	0	2,592,198	(2,592,198)	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Asset valuation adjustments	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Conversion accrued adjustments	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	0	0	0
5.08	Capital increase/reduction	0	0	0	0	0	0	0
5.09	Recognition/realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	47,080	0	47,080
5.13	Closing balance	2,596,272	309,178	0	2,858,162	0	0	5,763,612

Page: 17

10.02 – CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY FROM 01/01/2007 TO 12/31/2007 (In thousand of Brazilian reais - R$)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNING/ ACCUMULATED LOSSES	8 – VALUATION ADJUSTMENTS TO SHAREHOLDERS’ EQUITY	9 – TOTAL
5.01	Opening balance	2,596,272	309,178	0	306,349	2,066,385	0	5,278,184
5.02	Prior year adjustments	0	0	0	0	(49,274)	0	(49,274)
5.02.01	Adjustment for adoption of Law 11638/07	0	0	0	0	(49,274)	0	(49,274)
5.03	Adjusted balance	2,596,272	309,178	0	306,349	2,017,111	0	5,228,910
5.04	Net income	0	0	0	0	673,177	0	673,177
5.05	Allocation of net income	0	0	0	33,795	(750,086)	0	(716,291)
5.05.01	Dividends	0	0	0	0	(379,991)	0	(379,991)
5.05.02	Interest on shareholders´ equity	0	0	0	0	(336,300)	0	(336,300)
5.05.03	Other allocations	0	0	0	33,795	(33,795)	0	0
5.05.03.01	Constitution of legal reserve	0	0	0	33,795	(33,795)	0	0
5.05.03.02	Transfer to reserves	0	0	0	0	0	0	0
5.05.03.03	Stock option plan	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	0	(74,180)	74,180	0	0
5.06.01	Reversal of reserves	0	0	0	(74,180)	74,180	0	0
5.07	Asset valuation adjustments	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Converison accrued adjustments	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	0	0	0
5.08	Capital increase/reduction	0	0	0	0	0	0	0
5.09	Recognition/realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	13,330	0	13,330
5.12.01	Proposed dividends	0	0	0	0	8,714	0	8,714
5.12.02	Investment grants	0	0	0	0	0	0	0
5.12.03	Unearned income	0	0	0	0	(582)	0	(582)
5.12.04	Shareholders’ equity less expired dividends	0	0	0	0	5,198	0	5,198
5.13	Closing balance	2,596,272	309,178	0	265,964	2,027,712	0	5,199,126

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10.03 – CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY FROM 01/01/2006 TO 12/31/2006 (In thousand of Brazilian reais - R$)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNING/ ACCUMULATED LOSSES	8 – VALUATION ADJUSTMENTS TO SHAREHOLDERS’ EQUITY	9 – TOTAL
5.01	Opening balance	2,596,272	309,178	0	282,667	2,061,978	0	5,250,095
5.02	Prior year adjustments	0	0	0	0	(57,554)	0	(57,554)
5.02.01	Adjustment for adoption of Law 11638/07	0	0	0	0	(57,554)	0	(57,554)
5.03	Adjusted balance	2,596,272	309,178	0	282,667	2,004,424	0	5,192,541
5.04	Net income	0	0	0	0	478,413	0	478,413
5.05	Allocation of net income	0	0	0	23,682	(473,654)	0	(449,972)
5.05.01	Dividends	0	0	0	0	(36,572)	0	(36,572)
5.05.02	Interest on sharholder´s equity	0	0	0	0	(413,400)	0	(413,400)
5.05.03	Other allocations	0	0	0	23,682	(23,682)	0	0
5.05.03.01	Constitution of legal reserve	0	0	0	23,682	(23,682)	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Asset valuation adjustments	0	0	0	0	0	0	0
5.07.01	Scurities adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Conversion accrued adjustments	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	0	0	0
5.08	Capital increase/reduction	0	0	0	0	0	0	0
5.08.01	Tax benefit incorporated premium Amortization	0	0	0	0	0	0	0
5.09	Recognition/realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	7,928	0	7,928
5.12.01	Expired dividends – parent company	0	0	0	0	4,407	0	4,407
5.12.02	Investment grants	0	0	0	0	0	0	0
5.12.03	Unearned income	0	0	0	0	(3,493)	0	(3,493)
5.12.04	Shareholders’ equity less expired dividends	0	0	0	0	6,779	0	6,779
5.12.05	Stock option plan	0	0	0	0	235	0	235
5.13	Closing balance	2,596,272	309,178	0	306,349	2,017,111	0	5,228,910

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11.01 – CONSOLIDATED STATEMENTS OF VALUE ADDED (In thousand of Brazilian reais - R$)

1 – CODE	2 - DESCRIPTION	3 – 01/01/2008 to 12/31/2008	4 – 01/01/2007 to 12/31/2007	5 – 01/01/2006 to 12/31/2006
6.01	Revenues	15,823,894	15,432,778	14,528,845
6.01.01	Sales of goods and services	15,686,375	15,412,354	14,582,612
6.01.02	Other revenues	507,761	368,425	330,553
6.01.03	Revenue referring to constr. own assets	0	0	0
6.01.04	Allowance (reversal) for doubtful	(370,242)	(348,001)	(384,320)
6.02	Inputs purchased from third parties	(5,223,683)	(5,454,016)	(5,193,252)
6.02.01	Cost of goods and services sold	(4,734,619)	(4,951,888)	(4,681,795)
6.02.02	Material, power, outside services and	(395,235)	(380,219)	(412,016)
6.02.03	Loss/recovery of receivables	0	0	0
6.02.04	Others	(93,829)	(121,909)	(99,441)
6.02.04.01	Other transfers from third parties	(93,829)	(121,909)	(99,441)
6.03	Gross value added	10,600,211	9,978,762	9,335,593
6.04	Retentions	(2,783,287)	(3,092,629)	(3,179,580)
6.04.01	Depreciation, amortization and depletion	(2,072,756)	(2,441,731)	(2,691,502)
6.04.02	Others	(710,531)	(650,898)	(488,078)
6.04.02.01	Provision for contingencies	(710,531)	(650,898)	(488,078)
6.05	Wealth created	7,816,924	6,886,133	6,156,013
6.06	Value added received in transfer	977,582	861,947	882,448
6.06.01	Equity in subsidiaries	0	0	0
6.06.02	Financial income	887,590	773,796	803,387
6.06.03	Others	89,992	88,151	79,061
6.06.03.01	Lease income	86,975	87,439	78,796
6.06.03.02	Dividends (cost of investment	3,017	712	265
6.07	Wealth for distribution	8,794,506	7,748,080	7,038,461
6.08	Distribution of wealth	8,794,506	7,748,080	7,038,461
6.08.01	Employees	892,545	670,635	614,455
6.08.01.01	Direct compensation	423,729	310,404	311,232
6.08.01.02	Benefits	337,807	237,495	224,325
6.08.01.03	Severance pay fund (FGTS)	49,685	33,061	50,189
6.08.01.04	Others	81,324	89,675	28,709
6.08.01.04.01	Pension plan reserves	81,324	89,675	28,709
6.08.02	Taxes, duties and contributions	5,352,699	5,055,943	4,658,096
6.08.02.01	Federal	1,824,533	1,532,130	1,180,900
6.08.02.02	State	3,493,493	3,498,145	3,454,122
6.08.02.03	Local	34,673	25,668	23,074
6.08.03	Lenders	1,406,900	1,075,257	1,132,583
6.08.03.01	Interest	996,969	726,975	812,723
6.08.03.02	Leasing	409,931	348,282	319,860
6.08.03.03	Other	0	0	0
6.08.04	Shareholders	1,119,351	934,746	623,425
6.08.04.01	Interest on shareholders´ equity	370,951	450,954	527,571

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11.01 – CONSOLIDATED STATEMENTS OF VALUE ADDED (In thousand of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 – 01/01/2008 to 12/31/2008	4 -01/01/2007 to 12/31/2007	5 -01/01/2006 to 12/31/2006
6.08.04.02	Dividends	0	379,991	36,572
6.08.04.03	Retained earnings/accumulated losses	517,406	(43,114)	28,442
6.08.04.04	Minority interest in retained earnings	230,994	146,915	30,840
6.08.05	Other	23,011	11,499	9,902
6.08.05.01	Donations and sponsoring	23,011	11,499	9,902

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12.01 – INDEPENDENT AUDITORS’ REPORT

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of
Brasil Telecom Participações S.A.
Brasília - DF

1. We have audited the accompanying individual (Company) and consolidated balance sheets of Brasil Telecom Participações S.A. and subsidiaries as of December 31, 2008 and 2007, and the related statements of income, changes in shareholders’ equity (Company), cash flows, and value added for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by the Company’s Management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Brasil Telecom Participações S.A. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations, the changes in their shareholders’ equity (Company), their cash flows, and the value added in operations for the years then ended, in conformity with Brazilian accounting practices.

4. As mentioned in note 2, in view of the changes in Brazilian accounting practices in 2008, the financial statements for the prior year, presented for comparative purposes, have been adjusted and are being restated as set forth in NPC 12 - Accounting Policies, Changes in Accounting Estimates and Errors.

5. As mentioned in note 5.m, there are plans for the merger of the Company into the subsidiary Brasil Telecom S.A.

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Brasília, February 10, 2009

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

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13.01 – MANAGEMENT REPORT

MANAGEMENT REPORT

Dear Shareholders:

In compliance with current legal and statutory provisions, the management of Brasil Telecom Participações S.A. submits this Management Report, the Consolidated Financial Statements, and the Independent Auditors’ Report, for the fiscal year ended December 31, 2008.

1. CHANGE IN THE COMPANY’S CONTROL (2009)

On January 8, 2009, Telemar Norte Leste S.A. acquired through its direct subsidiary, Copart 1 Participações S.A., the share control of Brasil Telecom Participações S.A. and of Brasil Telecom S.A.

As a result of the acquisition upon payment of R$5,371,098,527.04 equivalent to R$77.04 per share, Telemar Norte Leste S.A. became the indirect holder of 81,092,986 common shares issued by Brasil Telecom Participações S.A., representing 61.2% of Brasil Telecom Participações S.A.’s voting shares.

The acquisition of Brasil Telecom Participações S.A. and Brasil Telecom S.A.’s control by Telemar Norte Leste S.A. was conducted in accordance with the Previous Agreement of the Brazilian National Telecommunications Agency (ANATEL) granted by means of Act no. 7,828, issued on December 19, 2008.

2. CORPORATE PROFILE

Brasil Telecom Participações S.A. is the parent company of Brasil Telecom S.A., which is its only asset. The Company’s shares are traded on the São Paulo Stock Exchange (Bovespa), under the ticker symbols BRTP3 and BRTP4, and on the New York Stock Exchange, under the ticker symbol BRP.

Brasil Telecom S.A. provides local fixed-line line and regional long-distance telephony services in its concession area, called Region II in the General Concession Plan (PGO), which comprises the Federal District and the states of Acre, Rondônia, Tocantins, Mato Grosso, Goiás, Mato Grosso do Sul, Paraná, Santa Catarina, and Rio Grande do Sul. The Company also provides telecommunication services to corporate customers, in addition to supplying international connections to carriers of other countries. Its shares are traded on the São Paulo Stock Exchange (Bovespa) under the ticker symbols BRT03 and BRT04 and on the New York Stock Exchange under the ticker symbol BTM.

In order to cater to a diverse group of customers, the Company offers a wide array of services like fixed-line and mobile telephony, data solutions, internet, video and data center. Brasil Telecom is characterized by constant technological innovation that allows it to always provide state-of-the-art services to its customers.

• Leader in fixed-line telephony in Region II (25% of the Brazilian population);

• 15.5 million Revenue Generating Units (UGR) with 8.1 million fixed lines in service, 5.6 million mobile lines and 1.8 million broadband subscribers;

• 13.3 million unique residential visitors to its portal; and

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• 22,000 km long-distance international network connecting Brazil, the United States, Bermuda and Venezuela.

Brasil Telecom’s main subsidiaries are:

• Internet Group – composed of iG, iBest and BrTurbo, provides access to the world wide web and has 1.3 million broadband customers;

• Brasil Telecom Cabos Submarinos (Globenet) – its 22,000 km of undersea cables connect Brazil to Venezuela, Bermuda and North America, with landing points in Rio de Janeiro, Fortaleza, Caracas, Miami, Bermuda, Cucuta (Colombia) and New York;

• Brasil Telecom Multimídia – focusing primarily on the corporate market. It also operates outside the concession region of the Company’s other segments, in locations like Belo Horizonte, Rio de Janeiro and São Paulo; and

• Brasil Telecom Call Center – established at the end of 2007, it is responsible for the management of all the customer relationship processes.

3. HIGHLIGHTS OF THE YEAR

• Total Gross Revenue of R$17.0 billion in 2008, growing 6.3% over the previous year;

• Net Income of R$782.2 million, once again a record figure;

• 15.2% increase in the number of asymmetric digital subscriber line (ADSL) connections;

• 31.5% increase in the number of mobile telephone lines, whereas the national average was 24.5%;

• Strong discipline in financial resources management, with low indebtedness and application of available resources in prime securities;

• Maintenance of the AA+ credit rating assigned by three international rating agencies, consolidating Brasil Telecom’s position as one of Brazil’s most solid companies;

• Launch of 3G operations;

• Expansion of operations abroad with the opening of the Colombian subsidiary;

• Opening of Espaço Brasil Telecom in the Federal District, with a permanent schedule of concerts, plays, literary activities and an interactive multimedia area;

• Start of the first Projeto Educação Digital (Digital Education Project) workshops, which will benefit more than 20,000 students and 1,000 teachers in Brasil Telecom’s concession region by the end of 2009;

• Partnership with the Ayrton Senna Institute in educational projects, an initiative that will benefit 1.5 million children and teenagers studying in Brazilian schools; and

• Launch of the first in-company executive MBA in Service Management, to be offered to 37 employees in a partnership with IBMEC.

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4. CORPORATE GOVERNANCE

Brasil Telecom’s corporate governance practices have placed it among the best Brazilian companies with respect to corporate governance, helping increase the organization’s credibility with its shareholders and market agents.

Over the last three years, Brasil Telecom has continuously improved its corporate governance practices with procedures prioritizing transparency, equality in dealing with shareholders and ethics. As a result, the decision-making process has been significantly strengthened, with the purpose of generating value for both the Company’s shareholders and other stakeholders.

4.1. Organizational Structure

The Board of Directors is composed of six members and their respective alternates and is responsible for the Company’s top management, generally meeting once a month. Its operations are governed by an internal control system. The Board of Directors is assisted by two committees: the Compensation and People Development Committee, and the Processes and Risks Committee.

The Fiscal Council is composed of four sitting members and their respective alternates. It meets monthly, an operational feature that attests to this organ’s active presence within the Company. The Fiscal Council performs the duties of the Audit Committee as the organ responsible for overseeing the Company’s management.

Brasil Telecom’s Board of Executive Officers is in charge of implementing the business strategy established by the Board of Directors. The joint decision-making process encourages the full involvement of all Executive Officers, increases the diversity of viewpoints during discussions, reduces the level of risk and contributes to the transparency of decisions. The Board of Executive Officers’ decision-making responsibilities are defined by the Bylaws and the Board of Directors, by means of a responsibility matrix reviewed at least once a year. The Board of Executive Officers is assisted by four committees composed of members from the Board and other executives: the Investment and Purchases Committee, the Ethics Committee, the Corporate Sustainability Committee and the Corporate Risks Committee.

4.2. Code of Ethics

Brasil Telecom has a Code of Ethics that formalizes the standards set by the Management to be followed by the Company’s employees, seeking to mitigate any conflicts of values that may occur in the performance of their duties.

4.3. Manual for disclosure, use of information and trading securities

In order to comply with the rules of the Brazilian Securities and Exchange Commission (CVM) regarding the disclosure of information, Brasil Telecom has consolidated the best practices concerning the issue in a manual to be distributed among managers and employees and to be faithfully followed by all.

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This manual expresses the Company’s commitment to the quality and consistency of information, as well as to responding to investor queries quickly and clearly, with due regard for the legal requirements.

4.4. Governance of the supplementary pension foundations

Brasil Telecom systematically supervises the supplementary pension foundations it sponsors. This supervision, in addition to respecting legal provisions, contributes to the implementation of the best governance practices in these entities. The Company has a Supervision Committee, composed of appointed members with the purpose of fostering the exchange of information between the foundations and the sponsor.

5. ECONOMIC SCENARIO

Despite the global financial crisis that worsened during the last quarter of 2008, the Brazilian economy recorded yet another year of significant economic growth. Brazilian GDP has increased steadily over the past years: 3.6% in 2006, 5.4% in 2007 and 4.8% in 20081. Up to the third quarter of last year the Brazilian economy was experiencing an important moment, reaping the benefits of a pragmatic economic policy, the maturing of institutional reforms carried out in the second half of the 1990s and the commodities boom that benefited the economies of several emerging economies, mainly those in Latin America. Several Brazilian productive sectors pushed the country’s growth as a result of solid economic foundations. The abundance of available credit was once again a major economic driving force, reaching the historic mark of 41.3% of GDP at the end of 2008, boosting demand and sustaining growth throughout the past years.

This extremely positive Brazilian economic scenario was affected by the international environment, contaminated, particularly during the last quarter of 2008, by the North American financial system crisis that will halt the global economic expansion cycle that began in 2002. The Brazilian monetary authorities were forced to react by deciding, among other measures, to maintain a high basic interest rate (SELIC), closing the year at 13.75% .

Prior to the crisis, the real had been appreciating against the dollar as a result of the trade surplus and the influx of foreign investment into Brazil. However, as the North American financial crisis worsened during the second half of last year, this trend was reversed and the dollar closed 2008 at R$2.34.

Taking this new reality into account, prospects for 2009 are not as positive due to the deepening of the crisis in international financial markets and the global economic slowdown. The effects in the Brazilian real economy began to be felt as early as the last months of 2008. This will mean a macroeconomic slowdown in Brazil, with a decrease in Brazilian GDP growth and possible inflationary pressures from costlier imports. This scenario, however, becomes more optimistic when the improvement of the macroeconomic fundamentals of the Brazilian economy in recent years is considered.

In April 2008, the American risk ratings agency Standard & Poor's declared Brazil investment-grade. The Brazilian sovereign debt rating went up from BB+ to BBB-. This upgrade took into account the maturity of Brazilian institutions and its political scenario as evidenced by the decrease in the Brazilian budget deficit and foreign debt as well as better growth prospects. Brazil’s rating may be considered an acknowledgment of the solidity and diversification of its economy.

Indices source: Tendências Consultoria

________________________________________
1 Estimated amount. Source: FOCUS report from the Brazilian Central Bank (BACEN) – September/2008.

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6. CORPORATE STRATEGY

6.1. Regulatory Framework

The current regulatory framework, conceived and introduced in the mid-1990s, was a major factor responsible for the post-privatization development of the telecommunications sector. Attesting to this fact is the sector’s share in the Brazilian GDP, which is currently above 6%; before privatization, this share was below 1%.

However, the current framework is in need of adjustments to accommodate the great technological transformations that have taken place in recent years and the new adaptations of the market and its players in search of scale and scope gains. Without the necessary adjustments, the Brazilian government will not encourage a new investment cycle, indispensable to ensure the sector’s permanent development.

With this in mind, ANATEL approved the General Plan for Updating Telecommunications Regulations in Brazil (PGR), which sets forth a timeframe for the review of the regulatory framework, dividing the actions into Short-, Medium- and Long-Term. Below are the main short-term actions in Resolution 516 of October 30, 2008, to be concluded within two years:

• Update of the General Concession Plan (PGO) to focus on groups that control a local Switched Fixed Telephone Service (STFC) concessionaire (already implemented);

• Review of the General Plan for Quality Targets (PGMQ) to adopt standards for improving the quality perceived by telecommunication services users, responding to complaints and improving monitoring;

• Review of concession agreements with an assessment of the conditions of premium television services provided by groups that control local concessionaires in their concession areas in compliance with the legislation effective at the time;

• Assessment of the adequacy of STFC regulations in the new scenario of telecommunications convergence;

• Preparation of the General Plan for Competition Targets (PGMC);

• Review of the general plan for Personal Mobile Service (SMP) authorizations in order to adapt it to the new telecommunications scenario in accordance with the Group concept;

• Making more radio frequencies available to greatly increase fixed-line and mobile broadband connections (offering more bands, among which are 450MHz, 2.5GHz, 3.5GHz and SMP leftovers);

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• Regulation of services to expand supply and competition – allowing the exploration of resale in STFC, the Multimedia Communication Service (SCM) and in the provision of satellite capacity, as well as SMP supply by virtual companies;

• Regulation for unbundling of telecommunication network elements (Full Unbundling, line sharing and bitstream), adopting a model for pricing network use;

• Optimized implementation of the cost model, including broadband access;

• Review of the regulation and planning of concessions of premium television services to meet the repressed demand for new concessions throughout Brazil, including in areas of little appeal;

• Regulation of the Significant Market Power (PMS);

• Update regulations to eliminate authorized companies’ need to request prior consent from ANATEL for minor contractual amendments;

• Establishment of conditions, by means of obligations, for the use of mobile networks and satellites for increased coverage of access networks, including broadband, in rural or frontier areas;

• Review and supplementation of SCM regulations – Quality, Numbering, Network Remuneration and users’ rights;

• Review of the General Plan for Universalization Targets (PGMU) – Establishment of new targets for expansion of STFC networks supporting broadband (backhaul); and

• Conduct impact studies for Functional Separation, Business Separation and Structural Separation.

Tracking 2008 Universalization Targets

Indicators	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEPT	OCT	NOV	DEC

Lines installed (thousand lines)	10,379.2	10,379.9	10,380.1	10,384.3	10,388.7	10,393.7	10,399.1	10,375.3	10,381.0	10,383.5	10,388.9	10,389.8

Locations with more than 300 inhabitants not served by STFC with individual lines*
	0	0	0	0	0	0	0	0	0	0	0	0

Requests for installation of individual lines fulfilled in more than 1 week (target: 1 week)
	0	0	0	0	0	0	0	0	0	0	0	0

Requests for installation of individual lines made by regular education and health institutions fulfilled in more than one (1) week (target: 1 week)
	0	0	0	0	0	0	0	0	0	0	0	0

Requests for installation of individual lines made by speech or hearing impaired individuals fulfilled in more than 1 week (target: 1 week)

	0	0	0	0	0	0	0	0	0	0	0	0

Public telephones (TUPs) in service	281,732	280,328	280,306	280,234	280,084	279,671	278,680	278,341	277,972	277,876	277,887	277,901

Localities, covered by STFC with
individual lines, which do not meet the
target distribution of TUPs per one
thousand inhabitants, territorially
distributed in a uniform manner
(target: 3 TUPs per thousand inhabitants)

	0	0	0	0	0	0	0	0	0	0	0	0

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Localities, covered by STFC with individual lines, with an availability of access to TUPs at a distance greater than the target (target: less than 300 meters)

	0	0	0	0	0	0	0	0	0	0	0	0

Localities that do not meet the target percentage of TUPs available 24 hours a day for long-distance calls – capable of making and receiving local and DLD calls (target: 50% of TUPs)

	0	0	0	0	0	0	0	0	0	0	0	0

Localities that do not meet the percentage of TUPs available 24 hours a day for additional international long-distance calls (target: 25% of TUPs)

	0	0	0	0	0	0	0	0	0	0	0	0

Requests for TUPs in regular education and health institutions fulfilled in more than 1 week (target: 1 week)

	0	0	0	0	0	0	0	0	0	0	0	0

Requests for TUPs made by speech or hearing impaired individuals, and those who use wheelchairs fulfilled in more than 1 week (target: 1 week)

	0	0	0	0	0	0	0	0	0	0	0	0

Localities with more than 100 inhabitants, without STFC, without at least one TUP (target: larger than 100 inhabitants)*

	0	0	0	0	0	0	0	0	0	0	0	0

TUP density per thousand inhabitants (target: 6.0)
	6.51	6.47	6.47	6.47	6.42	6.46	6.44	6.43	6.44	6.43	6.43	6.42

Locations with STFC that do not meet the target percentage of 2% of TUPs adapted for speech and hearing impaired individuals and for those who use wheelchairs

	0	0	0	0	0	0	0	0	0	0	0	0

Localities served only by collective lines, without at least one TUP available 24 hours a day capable of making and receiving local, DLD and ILD calls

	0	0	0	0	0	0	0	0	0	0	0	0

*In 2008, 31 localities with individual lines and 64 localities with collective lines were served

Quality Targets

In 2008, Brasil Telecom achieved and exceeded 336 of the 372 quality indicators set by the General Plan for Quality Targets (PGMQ) as shown in the table below

Tracking 2008 Quality Targets

Service Quality Targets	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEPT	OCT	NOV	DEC

Rate of completed originated local calls (target: 70%) – Morning
	71.7	71.03	71.82	71.80	71.45	71.73	72.28	71.64	71.62	71.69	70.41	71.63

Rate of completed originated local calls (target: 70%) – Night
	71.11	70.96	72.57	72.48	72.09	72.37	73.07	72.6	72.01	72.24	72.23	71.83

Rate of originated local calls not completed due to congestion (target: 4%) – Morning
	0.63	0.61	0.56	0.72	0.71	0.75	0.58	0.8	0.67	0.64	3.66	0.75

Rate of originated local calls not completed due to congestion (target: 4%) – Night
	0.58	1.11	0.58	0.55	0.83	0.53	0.49	0.67	1.07	0.95	0.58	0.62

Rate of calls to the provider’s Service Center resulting in completed call (target: 98%) – Morning
	97.97	99.71	99.64	99.56	99.58	99.54	99.58	99.46	99.57	99.56	99.59	99.45

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Rate of calls to the provider’s Service Center resulting in completed call (target: 98%) - Night
	99.68	99.75	99.62	99.52	99.59	99.3	99.66	99.44	99.55	99.64	99.68	99.61

Domestic Long Distance Service Quality Targets – CSP 14

Rate of completed originated DLD
calls – consolidated value (target:	72.86	71.34	72.69	72.88	73.46	72.19	72.33	71.93	71.9	71.84	70.7	71.91
70%) – Morning

Rate of completed originated DLD
calls – consolidated value (target:	71.66	71.69	72.60	72.56	73.29	72.55	73.04	72.64	71.63	72.79	71.43	71.62
70%) – Night

Rate of originated DLD calls not
completed due to congestion –	1.05	1.72	1.13	1.14	1.09	1.56	1.08	1.46	1.47	1.24	5.25	1.46
consolidated value (target: 4%) –
Morning

Rate of originated DLD calls not
completed due to congestion –	1.00	1.12	1.06	1.00	0.92	0.92	0.87	1.14	2.1	1.31	1.91	1.65
consolidated value (target: 4%) –
Night

Fulfillment of Repair Requests Targets

Rate of repair requests per 100 lines	1.28	1.2	1.3	1.29	1.12	1.12	1.02	1.19	1.23	1.3	1.25	1.25
in service (target: 1.5%) - Full

Rate of fulfillment within 24 hours of
repair requests made by residential	99.22	99.31	99.18	99.21	99.1	99.24	99.24	99.25	99.05	99.06	98.52	96.34
users (target: 98%)

Rate of fulfillment within 8 hours of
repair requests made by non-	99.11	99.47	98.71	99.27	99.35	99.44	99.45	99.42	99.08	99.04	98.44	96.44
residential users (target: 98%)

Rate of fulfillment within 2 hours of
repair requests made by users that	100	100	100	100	100	100	100	100	100	100	100	100
are providers of public interest
services (target: 98%)

Fulfillment of Requests for Address Change Targets

Rate of fulfillment within 3 business
days of requests for address change
made by residential users (target:	99.12	99.86	99.81	99.79	99.83	99.89	99.88	99.88	99.71	99.78	99.9	99.85
98%)

Rate of fulfillment within 24 hours of
requests for address change made by	98.77	98.92	99.21	99.35	99.31	99.56	99.38	99.39	99.27	99.06	99.08	99.23
non-residential users (target: 98%)

Rate of fulfillment within 6 hours of
requests for address change made by	100	100	100	100	100	100	100	100	100	100	100	100
users that are providers of public use
services (target: 98%)

Telephone Assistance Provided to the User Targets

Rate of telephone assistance
provided to the STFC user within 10	99.30	98.03	98.52	97.82	98.79	99.89	95.71	99.89	99.85	99.79	97.86	98.56
seconds (target: 95%) – Morning

Rate of telephone assistance
provided to the STFC user within 10	99.21	98.49	97.50	96.32	98.68	99.91	99.80	99.80	99.85	99.94	98.61	98.71
seconds (target: 95%) – Night

Quality of Public Telephones (TUPs) Targets

Number of TUP repair requests per	6.02	5.12	4.95	4.57	4.07	3.72	3.68	3.79	3.77	3.86	3.2	3.67
100 TUPs in service (target: 8%)

Rate of fulfillment within 8 hours of	99.73	99.55	99.67	99.75	99.68	99.76	99.38	99.62	99.56	99.5	99.52	99.72
TUP repair requests (target: 98%)

Rate of fulfillment within 8 hours of
repair requests for TUPs installed in
regions not characterized as remote	99.51	99.45	99.69	99.52	99.62	99.6	99.09	99.53	99.12	99.67	98.87	99.82
or borders, detected by supervision
system (target: 98%)

User Access Code Information Targets

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Rate of provision within 30 seconds of
user access code information (target:	98.31	98.57	98.75	98.12	98.48	98.27	98.19	98.27	98.29	96.25	96.31	98.09
98%)

Reply to User Mail Targets

Rate of reply within 10 days to user	85.83	94	91.52	93.37	96.3	97.9	100	100	100	100	100	100
mail (target: 100%)

Personal Assistance Provided to the User Targets

Rate of provision within 10 minutes of
personal assistance to the user	98.73	98.67	98.52	98.24	98.33	98.93	99.17	98.88	98.59	98.64	98.41	98.3
(target: 95%)

Billing Targets

Number of bills for local services with
error complaints for every 1,000 bills	4.25	4.32	4.41	4.53	4.65	4.69	5.22	6.11	6.48	6.81	6.91	6.83
issued (target: 2%)

Number of bills for DLD services with
error complaints for every 1,000 bills	4.57	3.95	3.54	3.02	3.46	3.54	3.42	3.57	4.06	4.06	4.08	4.38
issued (target: 2%)

Rate of awarding credit to the user for
contested local services charges	100	100	100	100	100	100	100	100	100	100	100	100
(target: 98%)

Rate of awarding credit to the user for
contested DLD services charges	100	100	100	100	100	100	100	100	100	100	100	100
(target: 98%)

Rate of bill delivery to the subscriber
at least 5 days prior to the expiration	100	100	100	100	100	100	100	100	100	100	100	100
date (target: 100%)

Network Modernization Targets

Local network digitalization rate	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99	99.99
(target: 95%)

Total number of targets met (target: 31)	27	28	28	28	28	28	29	29	29	28	27	27

6.2. The telecommunications market

The simultaneous technological advances in the communications, telecommunications, computer sciences and entertainment industries and their increasing acceptance by society has eliminated the borders between different types of businesses, resulting in a real revolution in the strategic plans of telecommunications companies.

The convergence of technologies and telecommunications services, consisting of data, voice and video transmission via a single network infrastructure, combined with the mobility of all applications, tends to intensify and change the way consumers use voice, internet, information technology and entertainment services. These services are now predominantly acquired and consumed in “bundles,” which allows society to benefit from the synergies resulting from the convergence.

This new configuration of telecommunication services is the driving force behind economic transformation because of increased productivity, growing access to information and the new possibilities created by the expansion of social, relationship, collaborative and electronic commerce networks, among others. Recent research shows, for instance, that people already spend nearly half their leisure time connected to some kind of electronic media and its content.

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In Brazil, there are 45 million internet users, just more than the entire population of Argentina. Half these users access the internet from their homes. Of Brazilian homes with internet access, 16% use broadband connections.

Worldwide, telecommunications companies, especially those providing fixed-line telephony services, are striving to strategically position themselves in the face of the new businesses resulting from this technological convergence.

6.3. Strategic Direction

Brasil Telecom’s long-term scenario analyses point toward the maintenance of the main trends that, over recent years, have led to transformation in the sector:

• the fixed-mobile migration, which is the main factor responsible for the erosion of the fixed-line voice segment;

• the accelerated growth in fixed-line broadband with a significant increase in its residential penetration and the expansion of mobile broadband;

• the elimination of business borders between different sectors such as telecommunications, information technology, content and entertainment; and

• the growing demand for electronic content driven by a societal behavioral change, leading to an increasing need for information at any time and place.

There are also new trends emerging in the sector, principally:

• the entrance of telecommunication operators in the financial services market;

• the rise of a new middle class in Brazil with the potential to increase consumption of telecommunication and entertainment services and products; and

• the entrance of telecommunication operators in the Information and Communication Technology (TIC) market, catering to both companies and individual consumers.

Brasil Telecom’s strategy within this scenario is based on the following tactics:

Providing the market with integrated solutions

Brasil Telecom has a complete portfolio of services and solutions that allows it to always be attentive to its customers’ needs. Telecommunication operators, particularly those providing fixed-line telephony services, are being forced to reposition themselves in the face of new market demands deriving from technological convergence and the consequent diversification of services offered. More and more, these carriers should focus on their customers’ real needs, rather than being product-oriented companies.

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Growing sustainably in a highly competitive environment

In certain business segments, Brasil Telecom’s growth outperforms the industry’s, supported by a strategy of anticipating market demands. The Company’s focus is on offering this wide array of services with the best possible quality, in search of customer satisfaction and loyalty, increasing the customer base and expanding the scale and competitiveness of its services. Driving this growth are mobile telephone and broadband services, which still reach a relatively small percentage of the population compared to Latin American countries like Argentina and Chile with per capita GDP similar to Brazil’s. The fierce competition is pushing the Company toward an effort to win the loyalty of top customers by means of offering complete and unique products and services. Additionally, the Company will set up an integrated platform to add unique products with high consumption potential to fixed-line and mobile broadband services.

Understanding and offering products and services focused on the emerging Brazilian middle class

Catering to the new middle class that has grown year after year will be the springboard for consumer market growth in future years. The expansion of this new middle class is grounded in the process of economic stabilization, which gained momentum with the adoption of a policy of income transfer and was accelerated by the economic growth of recent years that generated jobs and income.

Within this context, Brasil Telecom’s concern is trying to understand how this new and promising middle class will demand telecommunication services, since it represents an excellent growth opportunity for the Company.

Monitoring and exploring new opportunities and markets

Continuous business diversification is one of Brasil Telecom’s main strategic guidelines. The Company stands out by offering new products, using state-of-the-art technologies, and carefully planning new businesses like video on demand (VOD), premium television delivered through Internet Protocol (IPTV), converging TIC solutions for companies, individual consumers and financial services.

Strengthening international activities has been the object of planned actions conducted by Globenet, the Company’s international arm, allowing it to earn new customers in the South American market and to expand international operations to Colombia. The efforts to expand Brasil Telecom’s presence in the Latin American market will be intensified in 2009.

Improving the customer experience

In 2007, Brasil Telecom launched the Projeto Ryan (Ryan Project), one of the pillars of the Company’s repositioning strategy regarding customer relations. The project is grounded in the understanding that service excellence is the responsibility of the entire Company, aiming to establish a new relationship with customers based on transparency, operational competence and service efficiency.

The customer relationship model is based on the concept of an “experience chain” that continuously manages and assesses all the possible points of contact between the customer and Brasil Telecom. Intelligent market segmentation also ensures that each customer group receives specialized service adapted to its needs.

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Proactively contribute to the review of the regulatory framework

Now that over ten years have elapsed since the implementation of the regulatory framework and the privatization of telecommunications in Brazil, regulatory changes are needed in order to adapt the model to the new technological and market realities.

Brasil Telecom maintains a harmonious, constructive and proactive relationship with regulatory agencies, offering its contribution to improving the regulatory framework and continuously assessing its effects on business and new opportunities.

The Company is permanently concerned with adapting the current regulatory framework to the converging global telecommunications technologies, advocating the elimination of asymmetries that hinder fair competition.

7. CUSTOMER RELATIONS

Better service at lower costs

In 2008, Brasil Telecom began to reap the benefits of its decision to internalize all of its telephone customer service efforts by creating the Brasil Telecom Call Center at the end of 2007. Service quality improved while costs went down.

Customer service satisfaction rates, measured monthly by an independent research institute, increased from 68% to 72%. In March of 2008, Brasil Telecom received one of the most prestigious awards in the customer relations industry, the Prêmio Consumidor Moderno de Excelência em Atendimento (Consumidor Moderno Excellence in Service Award) in the Regional Mobile Services category. Winners of the award presented by Consumidor Moderno magazine are selected based on the results of a survey by an independent research institute.

In the final months of 2008, costs were reduced by 32% compared to pre-internalization expense levels, accompanied by increased productivity and improvements in the employee turnover rate (7% in 2007 vs. 4% in 2008) and absenteeism (10% in 2007 vs. 5% in 2008).

8. PEOPLE MANAGEMENT

Dedication and performance in overcoming challenges

All the changes made in the last few years have been possible thanks to the dedication and performance of Brasil Telecom’s thousands of employees. Aware of this, the Company’s management dedicates a lot of attention to its People Management Policy so as to maintain a qualified and motivated workforce capable of implementing Brasil Telecom’s strategic directives.

That is why, from the time that the agreement to sell the company was announced, several special strategies aimed at retaining and motivating all personnel were developed and implemented.

Among the year’s events, the conclusion of the process of internalizing the Company’s customer service, which presented the challenge of recruiting, qualifying and training thousands of new employees, stands out. Human resources guidelines and policies to improve the skills of the employees of the Brasil Telecom Call Center were created, and a Call Center career plan that generated opportunities for professional development to all of its employees was implemented. In 2008 alone, more than 1,300 people were promoted through internal opportunities.

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Also with respect to personnel development, we would like to point out the graduation of the first class, comprised of 37 employees, from the 12-month MBA in Services Management program.

8.1. Employee Profile

Brasil Telecom closed the year with 20,451 employees, an increase of 22.0% relative to 2007. Due to turnover in the Call Center, the average employee turnover rate was approximately 5.5%, compared to 5.1% in the previous year.

Employees per Company

Company	2008	2007	Change

Brasil Telecom S.A.	5,450	5,528	-1.4%
Internet Group	377	345	9.3%
Globenet	34	30	13.3%
Brasil Telecom Call Center	14,590	10,866	34.3%
Total	20,451	16,769	22.0%

Companies providing services to Brasil Telecom employed 42,229 people at the close of 2008. These included companies in the areas of maintenance and operation of internal and external facilities, housekeeping, physical and corporate security, and information systems maintenance.

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Distribution of Workforce by Geographic Location (Active and Licensed)

State or Region	BrT	Call Center	TOTAL	% Distrib.
Federal District	2,284	93	2,377	11.6%
Rio Grande do Sul	659	23	682	3.3%
Paraná	585	4,688	5,273	25.8%
Santa Catarina	699	1,408	2,107	10.3%
Goiás/Tocantins	374	6,462	6,836	33.4%
Goiás	317	6,462	6,779	33.1%
Tocantins	57		57	0.3%
Mato Grosso do Sul	211	1,877	2,088	10.2%
Mato Grosso	217	9	226	1.1%
Rondônia	153	3	156	0.8%
Acre	43		43	0.2%
São Paulo	560	27	587	2.9%
Rio de Janeiro	42		42	0.2%
Ceará	2		2	0.0%
Minas Gerais	8		8	0.0%
U.S., Venezuela and Bermuda	24	0	24	0.1%
United States	21		21	0.1%
Venezuela	2		2	0.0%
Bermuda Islands	1		1	0.0%
Total	5,861	14,590	20,451	100.0%

Education Level

EDUCATION LEVEL	BrT	Call Center	TOTAL	% Distrib.
Primary Incomplete	21	33	54	0.3%
Primary Complete	14	4	18	0.1%
Secondary Incomplete	35	302	337	1.6%
Secondary Complete	755	11,418	12,173	59.5%
Undergraduate Incomplete	892	1,987	2,879	14.1%
Undergraduate Complete	2,957	823	3,780	18.5%
Post-graduate Program	1,032	21	1,053	5.1%
Doctorate	9		9	0.0%
Master’s	146	2	148	0.7%
Totals	5,861	14,590	20,451	100.0%

Obs.: note that the 78% of Brasil Telecom Call Center (BTCC) employees who have completed their secondary education significantly influenced the total.

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8.2 Management Practices

Attracting high-performance professionals

Brasil Telecom utilizes a rigorous recruiting and selection procedure to attract and hire the best professionals on the market.

• The Internship Program attracted 221 university students;

• Through a rigorous selection process that considered approximately 9,000 candidates, 17 were chosen to participate in the Trainee Program;

• In 2008, 28 youths with sales potential were chosen to participate in the Young Salesperson Program; and

• The Summer Program has already brought 12 students enrolled in MBA programs at the top foreign universities as ranked by Business Week magazine to work on strategic Company projects during their three-month vacation periods. The approval rate for these projects is always above 90%.

Education and Development
Key events in the year included:

• Graduation of the first class, comprised of 37 employees, from the 12-month MBA in Services Management program. Administered in conjunction with IBMEC (Rio de Janeiro and Distrito Federal), the MBA is another way to strengthen the culture of service and to transform the experience of Brasil Telecom’s customers;

• Among Brasil Telecom and third-party employees, more than 1.5 million man-hours of training thanks to distance education programs;

• Launch of the Multiplicadores do Conhecimento (Knowledge Multipliers) program, whose goal is to stimulate learning through sharing the life experiences of employees considered internal or external role-models due to their knowledge and or experiences;

• Consolidation of the Programa de Desenvolvimento Gerencial (PDG—Management Development Program), in conjunction with the Fundação Dom Cabral, which involves all employees in management positions; and

• Commencement of the second group pursuing an Engineering Technician Master’s through the Universidade de Brasília.

• During 2008, Brasil Telecom invested close to R$7.8 million in training and professional development programs for its employees.

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Company	2008 Total
Brasil Telecom S/A	5,952,461.58
Personal Mobile Service	616,172.71
Globenet Consolidated	268,490.68
Brasil Telecom Call Center S/A	997,737.36
BTSA Consolidated	7,834,862.33

Awards Programs

In addition to providing a positive work environment and career opportunities, Brasil Telecom has at its disposal a series of programs to recognize and motivate its personnel.

• Gente em Destaque—People in the Spotlight rewards the best projects implemented by employees in the customer relations, product and service convergence and operational efficiency, among other categories;

• Arrancada de Vendas—Sales Surge rewards sales personnel that surpass sales goals for each branch;

• Financial Incentives – The Bonus Program for Company executives is based on strategic goals established for each period. It is revised on a yearly basis according to market research, with the key parameter being Brasil Telecom’s strategic positioning. In line with that same philosophy, Brasil Telecom also rewards employees not working in management positions through the its Profit-sharing Program; and

• Stock Options – This program exists to merge the Company’s long-term interests with those of its executives, as well as to retain professionals of strategic importance.

Health, Safety and the Environment

In 2008, highlights of the Company’s programs focused on employee health included: the Campanha de Vacinação contra Gripe e Rubéola (Flu and Rubella Vaccination Campaign) and a Semana da Saúde (Health Week) designed to encourage changes in employees’ lifestyles by providing information on the principal diseases diagnosed in periodic exams and the potential effects of chronic illnesses.

Brasil Telecom also develops programs that encourage participation in sports, facilitate access to and participation in cultural activities, promote creative and healthy leisure activities as well as foster social volunteerism. Among these, alternative sports programs offered in 2008 stood out, with Pilates classes and walking and jogging activities monitored by qualified professionals, in addition to the Brasil Telecom Games.

Brasil Telecom carried out several internal environmental campaigns focusing on raising employee awareness, such as the Redução de Energia (Energy Reduction) Program and the Reciclagem (Recycling) Program, among others. Total investment in these programs totaled R$79,500.00.

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In 2008, Brasil Telecom invested a total of R$111.4 million in social security funds, of which R$111.1 million was allocated to the Fundação BrTPrev and the remaining amount to Fundação 14 and Fundação Sistel.

9. OPERATIONAL PERFORMANCE

Growth and innovation amidst big challenges

2008 was yet another year marked by increased competition in the telecommunications sector, especially from cable television companies. Brasil Telecom responded to these competitive challenges with a strategy based on constant innovation and the rapid launch of new products, as in the case of its 3G operation. Such measures allowed to Company to stem the loss of fixed-line voice customers and increase its cell phone and broadband Internet access user base.

At the close of 2008, Brasil Telecom had 15,537.5 million customers, growing 12.1% year-on-year. The mobile operations closed the year with 5,605.0 thousand users, an increase of 1,342.3 thousand customers compared to the previous year. Total broadband customers came to 1,805.5 thousand, growing by 237.8 thousand users compared to 2007.

In addition to adding new customers, the year was marked by the launch of new products like the Telefone Único Wi-Fi (all-in-one Wi-Fi telephone) and the Pluri Uso (Multi-use) package. The Telefone Único Wi-Fi lets users integrate their fixed-line number with up to three Wi-Fi-compatible mobile devices. Pluri Uso is a minutes package allowing customers to use their fixed or cellular phones to make local or long-distance calls according to their needs with a single bill and no monthly contract.

Also during 2008, Brasil Telecom inaugurated its third generation (3G) network. 3GMais (3G Plus) incorporates mobile Internet offers, making the Company the first in Brazil to offer landline and mobile broadband access in a single package.

9.1. Fixed-Line Telephony Services

In the fixed-line telephony services segment, stemming customer loss and increasing terminal profitability were priorities. Through its strategy of differentiation, Brasil Telecom maintained and broadened offers for bundled products and services, with complete solutions for fixed-line, mobile, long-distance and broadband services. These efforts included the launches of the Pluri and Brasil Total Negócios (Total Business Brazil) plans, aimed at the residential and business markets, respectively.

Indicators – Fixed-line Network Plant

NETWORK	2008	2007	Change

Lines in service (thousands)	8,127.0	8,033.9	1.2%
Average Lines in Service (thousands)	8,162.6	8,049.1	1.4%
Lines in Service/100 inhabitants	18.2	18.2	N.A.
Utilization Rate	78.2%	77.4%	0.8 p.p.

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One of the most popular plans offered by Brasil Telecom is the Conta Completa (Complete Account) plan, whose share in the fixed-line telephony services base reached 27.1% in 2008. This plan allows customers to choose, according to their usage profile, minute packages for each type of call: local calls to fixed lines or mobile phones and long-distance calls.

In the budget plans segment, the Company’s key product is the Controle Total (Total Control) plan, a 100% prepaid plan with a single monthly bill and minimum usage charges that can applied to local calls to Brasil Telecom mobile or fixed lines or for calls to fixed lines from any operator. It also allows users to recharge their cellular phones and make calls from public phones using their Cartão Único, a multi-use calling card.

Long Distance Calling

In 2008, Brasil Telecom maintained its leadership in the delivery of long-distance services. Its estimated average share in the intra-regional market is 89.8%, with an inter-regional market share of 85.0% . At the close of 2008, the Company’s market share in the inter-regional and international markets was 65.2% and 41.4%, respectively.

These market shares are guaranteed by the quality of Brasil Telecom’s service, technological advances and excellence in customer service with innovations that benefit customers and build loyalty. Standing out among long-distance plans are: 14 Simples (Simple 14) with 30 minutes for domestic long-distance calls and 14 Meu Perfil (My Profile 14) with special rates for in-state calls in areas served by the Company.

Tariffs

In 2008, ANATEL authorized Brasil Telecom to adjust tariff items for basic local and domestic long-distance service plans, pursuant to the concession agreements. Average adjustments authorized for these services amounted to 3.01%, the same adjustment for the local network usage charge. The long-distance network usage charge was adjusted by 4.91% . Basic local and long-distance, fixed-line and mobile plans, as well as plans for calls to cellular phones, VC-1, VC-2, and VC-3, were adjusted by 3.01% as of July 24, 2008.

9.2. Mobile Telephony

Brasil Telecom reached the 5.6 million subscriber mark, a 31.5% increase over the previous year and above the average national growth rate of 24.5% . The Company’s Region II market share reached 14.4% .

The highlight of the year was the launch of 3G mobile telephony. Brasil Telecom was the first Brazilian provider to offer its customers unlimited voice and data plans. Initially, the service was available only in 10 capitals, but by year’s end the service had been extended to more than 39 cities, totaling 39.8% of the regional market. The Company closed 2008 with 100.9 thousand 3G customers including voice and broadband services accessed from cellular phones.

Coverage of 2G operations expanded to 142 new markets, and began servicing 1,015 or 89.7% of the population of Region II, an increase of 20% relative to 2007. Moreover, coverage was extended in several areas already served.

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Another important Brasil Telecom initiative involves the sale of prepaid access. The sale of SIM cards increased access by 43.0% in 2007 and by 35.8% in 2008. The use of SIM cards allows for sales costs that are much lower than those of conventional access. The strategy’s effectiveness is also demonstrated by the significant reduction (14.6%) in the cost of obtaining new customers.

The success of the A Volta do Pula-Pula (Return of Pula-Pula) campaign targeting prepaid users had a decisive impact on revenues from mobile operations. With the re-launch of Pula-Pula, for every minute of calls originating from other operators received, prepaid customers earned R$1.00 in credit to use as they pleased, including calls to phones on other operators’ networks. Brasil Telecom is the only Brazilian operator to offer a bonus for talking to other operators’ customers.

To increase revenues from value-added services, Brasil Telecom made new content available to its customers, including games, music and the download portals of premium providers like Cartoon Network, Nickelodeon, AXN, and Sony Pictures. Interactive TV and radio station services such as promotional campaigns, quizzes and polls were also launched. The Company also ran publicity campaigns for preexisting services and content, especially data packages for prepaid customers that permit unlimited Wap-Web browsing for a fixed daily rate.

9.3. Data Communication

Brasil Telecom maintained its good performance in the acquisition of new broadband services users, one of the driving factors behind the Company’s growth. In 2008, 237.8 thousand new broadband (ADSL) connections were added. This increase brought total network connections to 1,805.5 thousand at the end of 2008, representing 15.2% growth relative to 2007. The penetration rate of these connections relative to fixed lines in service came to 22.2%, the highest among fixed-line telephony providers in Brazil. This significant increase in broadband operations is crucial in terms of strategic support for bundling new service and application offers.

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Continuing the expansion of its broadband network, the Company reached 82.5% of cities with ADSL coverage, the highest coverage ratio of any operator in Brazil. Close to 38.8% of the Brasil Telecom network is ADLS 2+ broadband ready, which permits access speeds of up to 24 Mbps. In 2008, Brasil Telecom focused even more on sales of services with speeds starting at 1 Mbps, responding to growing consumer demand for faster Internet services.

The inauguration of Brasil Telecom’s 3G mobile network and 3GMais services allows the Company to combine the best of two worlds, offering packages with speeds of up to 3 Mbps and unlimited downloads. This way, customers can choose the connection speed for their home or business and still have the benefit of mobility, reaffirming the Company’s wisdom in opting for converging technologies that are able to meet users telecommunications needs.

The range of business services offered by Brasil Telecom was expanded in 2008 with the launch of the Metro-Ethernet and Vetor Móvel (Mobile Vector) products. Metro-Ethernet, available at special prices to Brasil Telecom customers, allows browsing speeds of up to 1 Gbps. With Vetor Móvel, customers can take advantage of fixed-mobile technological convergence, adding value to networking products through use of 3G, EDGE and GPRS technologies.

9.4. Technological Convergence Products

Brasil Telecom is investing in developing solutions that combine fixed-line and mobile voice services, broadband and video. In 2008, it launched the Pluri Uso (Multi-Use) plan that, in addition to maximizing customer use of minimum usage charges, stimulates long-distance calling and the acquisition of mobile lines for people who already own fixed-line phones. Products such as Turbo (Brasil Telecom's broadband service) or value-added services (text-messaging, GPRS and data), as well as additional fixed and mobile lines, can be added to a Pluri Uso plan for an additional charge, allowing the subscriber’s relatives to also benefit from the advantages of the plan. Brasil Telecom is the only provider offering this type of service in Region II.

Other notable offers using converging technologies include:

• Pluri Amigos—Multi-Friends is a new add-on to the Conta Completa described above. It includes up to 200 minutes per month in calls from their fixed lines to up to three Brasil Telecom cellular or fixed-line phone numbers;

•Telefone Único Wi-Fi—All-in-One Wi-Fi Telephone is an internationally groundbreaking plan. It lets users integrate their fixed-line number with up to three Wi-Fi-compatible mobile devices, making it a cellular phone that functions as an extension of their home or office numbers, regardless of where they are;

•Cartão Único—Multi-use Calling Card is a phone card that allows customers to recharge their cellular phone credit balances by adding R$15, R$20, R$30 or R$50 and to activate all prepaid fixed (AICE, Controle Total and LigMix) or mobile services. They can also be used to make calls from Brasil Telecom public phones; and

•Brasil Total Negócios—Total Business Brazil, a plan specifically targeted at micro-, small- and mid-sized companies, includes Brasil Telecom’s entire technological convergence portfolio. It is a simple solution that meets all the needs of this market: customers can put together a minimum-usage package that includes fixed-line telephony and intelligent services with a choice of broadband speed and can also include mobile and long distance services, all at special prices.

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9.5 Internet Service Providers

At the close of 2008, Internet Group (iG) had a total of 1.3 million paid broadband subscribers and had reached a base of 0.7 million paid value-added services subscriptions.

According to the December 2008 Ibope/NetRatings, iG was second place among its main national competitors, with more than 13.3 million unique residential visitors, representing an 18% increase compared to the December 2007 figure. In terms of pages visited, the portal had 908 million hits, an increase of 37%. For both measures, iG showed the greatest percentage increases among Brazilian portals.

2008 was characterized by the production of special content and launch of new products on all platforms: web, cellular and IPTV, among others. The portal provided the widest coverage of Carnival in its history, with the participation of more than 70 content professionals who produced texts, photographs and video footage, in addition to providing live coverage from the Expresso 2222 box in Salvador.

iG was the first and only portal of the Brazilian Internet to host a live debate of São Paulo mayoral candidates. The online newspaper Último Segundo also provided special coverage of the elections in Brazil and in the United States. In the first round of mayoral elections in Brazil, the site set its all-time audience record with more than 680 thousand unique visits per day and more than 5 million page views in a single day. The site set another record during the men’s soccer match between Brazil and Argentina during the Beijing Olympics.

In January and July iG confirmed its position as the leading Brazilian web address for fashion information with live feeds of the winter and summer São Paulo Fashion Weeks and coverage of fashion shows in São Paulo, Rio de Janeiro and even in Paris, New York, London and Milan. Today, iG hosts the biggest names in fashion on the Internet: Gloria Kalil, Erika Palomino, SPFW, RG Vogue, Alexandra Farah and Tais Losso, among others. The two fashion seasons attracted more than 500 thousand unique visitors to the portal, which registered 1.5 million page views related to the topic.

In August iG launched Brazil’s largest online network of blogs by columnists, featuring more than 150 writers specializing in diverse topics. Moreover, iG once again innovated by adopting the open-source platform Wordpress to revamp its free personal blog tool Blig, launched in 2001 as the first online journal tool in Brazil, launched in 2001.

In 2008 iG also added new contributors, including dramatist Gerald Thomas, who writes on Brazilian and international culture and politics, and the reporters Ricardo Kotscho and Mauricio Stycer.

In the final quarter of 2008, the portal also launched TV iG, a site featuring flash videos with a menu of more than 70 channels ranging from news to comedy programs. TV iG also provides content in high definition and is available on other platforms, including television via the IPTV Videon service and cellular phones. TV iG is the first video channel created specifically for the iPhone in Brazil. Moreover, iG content can also be seen in movie theaters, pharmacies, and the principle Brazilian airports.

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10. ECONOMIC AND FINANCIAL PERFORMANCE

10.1 Revenue

Brasil Telecom’s total gross revenue reached R$17,007.1 million in 2008, a 6.3% increase over 2007. The growth of Brasil Telecom’s total gross revenue continues to be driven by the expansion in data communication and mobile telephony services. Gross revenue from data communication and other core services reached R$3,738.9 million in 2008, a 35.0% increase over 2007 basically due to the increase in the number of ADSL connections, which grew by 15.2%, and to customer migration to ADSL plans with higher speeds. Average net revenue per user (ARPU) from ADSL recorded in 2008 was R$49.4, a 0.9% decrease over the previous year.

Consolidated gross revenue from mobile telephony services surpassed that recorded in 2007 by 4.8% . The year-on-year increase was a consequence of the expansion in the mobile base and in 3G services. Total ARPU from mobile telephony services was R$28.6 in 2008.

In 2008, gross revenue from fixed-line telephony services totaled R$11,148.2 million, remaining stable in relation to 2007 basically due to (a) the increase in the fixed-line terminal base, (b) the continuous adhesion to alternative plans, which affect the revenue from local services, and (c) the effects of traffic substitution, which influenced the decrease in fixed-mobile traffic. ARPU from fixed-line telephony services (excluding data communication) reached R$76.2 in 2008, 2.8% below the 2007 figure, due to increased adhesion to more economical alternative plans like the Total Control plan.

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10.2 Operating Costs and Expenses

In 2008, operating costs and expenses (excluding depreciation) totaled R$7,360.2 million, a 1.2% increase compared to the R$7,272.8 million recorded in 2007, primarily due to the increase in personnel costs and expenses and provisions for contingencies, partially offset by the reduction in Outsourced Services and Interconnection costs.

In 2008, personnel costs and expenses reached R$927.1 million, a 40.0% increase over 2007, chiefly due to the internalization of Brasil Telecom’s and the Internet Group’s call centers at the end of 2007 and during the first half of 2008, respectively, and to compliance with Decree Law no. 6,523, which became effective on December 1, 2008.

Outsourced services costs and expenses, excluding interconnection, advertising and marketing, totaled R$2,146.8 million in 2008, a 5.4% decrease compared to the previous year, mainly as a reflection of the R$236.6 million reduction related to the call center internalization carried out at the end of 2007.

Advertising and marketing expenses totaled R$178.3 million in 2008, an 8.5% increase over 2007 deriving from the larger number of campaigns for new products, such as 3GMais, Pacotes Pluri and Pluri Uso.

Interconnection costs amounted to R$2,202.7 million at the end of 2008, a 5.0% decrease year-on-year, mainly as a result of the increase in Brasil Telecom Móvel’s customer base.

Costs and expenses with materials and goods totaled R$395.2 million in 2008, 3.9% increasing compared to 2007 as a result of the lower cost of goods sold despite the increase in the number of handsets sold.

The ratio between the losses and provision for losses with Accounts Receivable (PCCR) and the gross revenue at the end of 2008 was 2.2%, totaling R$370.2 million, remaining stable in relation to the previous year.

In 2008, provisions for labor, fiscal and civil contingencies amounted to R$710.5 million, a R$59.6 million increase over 2007, chiefly due to lawsuit reassessment.

Other operating costs and expenses were R$429.2 million in 2008, 10.6% lower than the amount recorded in 2007.

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10.3 Net Income

In 2008, Brasil Telecom posted net income of R$782.2 million, the highest in its history, corresponding to R$2.1579 per share.

10.4 Indebtedness

Indebtedness

Consolidated Debt (R$ Million)	2008	2007	Change

Short Term	731.4	511.8	42.9%
In reais	490.7	279.7	75.4%
In foreign currency	140.9	90.8	55.1%
In currency basket	39.2	28.7	36.5%
Hedge adjustment	60.7	112.5	-46.0%
Long Term	4,125.4	3,890.4	6.0%
In reais	3,302.4	3,005.3	9.9%
In foreign currency	639.1	531.3	20.3%
In currency basket	51.8	66.1	-21.6%
Hedge adjustment	132.2	287.8	-54.1%
Total Debt	4,856.8	4,402.1	10.3%
(-) Cash and Cash Equivalents	2,709.8	730.0	271.2%
(-) Financial Investments	775.5	3,163.5	-75.5%

Net Debt	1,371.5	508.6	169.6%

At the end of 2008, the debt pegged to foreign exchange variation, disregarding hedge adjustments, totaled R$870.9 million. In 2008, 60.5% of Brasil Telecom’s debt pegged to foreign currency was hedged, resulting in a foreign exchange exposure of only 8.6% of its total debt.

Brasil Telecom contracted U.S. dollar options aiming to hedge the operations pegged to foreign currency debt against significant dollar appreciation. At the end of 2008, these operations recorded a net yield of R$28.8 million. These operations refer to the acquisition of call options fully financed by the disposal of put options, the strike price being identical in both. These operations mature in the second half of February 2009, when Brasil Telecom will either be obligated to buy US$64 million in event the dollar is below the strike price, or have the right to acquire US$80 million should the dollar be above the strike price.

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Creditors (R$ million)

BNDES (Long-term interest rate)	2,563.2
Debentures	1,089.3
JBIC + hedge adjustment for CDI	499.7
Loans R$ (Fixed Rate)	140.5
BNDES (Currency Basket)	90.9
Bonds and other in US$	501.9
TOTAL	4,885.5

10.5. CAPEX

In 2008, Brasil Telecom’s CAPEX totaled R$2,677.9 million, R$1,533.3 million of which was invested in fixed-line telephony services, including voice, data, information technology and regulatory issues, and R$1,144.6 million invested in mobile telephony services. In relation to 2007, these investments recorded a 91.4% increase, chiefly due to the effects of foreign exchange variation, license acquisition and implementation of the 3G network. Funds came from cash generation and financing sources, mainly the Brazilian Development Bank (BNDES).

CAPEX Breakdown

R$ Million	4Q07	3Q08	4Q08	Δ Quarter	Δ 12 Months	12M07	12M08	Δ Year

FIXED-LINE TELEPHONY	462.5	418.2	709.3	69.6%	53.4%	1,120,0	1,533.3	36.9%
Network Expansion	168.4	135.6	289.5	113.5%	71.9%	457.0	578.5	26.6%
Network Operation	66.5	93.9	23.3	-75.2%	-65.0%	224.5	230.2	2.5%
Public Telephony	(1.0)	0.5	0.6	12.2%	N.A.	1.8	6.0	228.2%
Information Technology	74.9	30.7	92.2	199.9%	23.1%	127.0	143.3	12.8%
Other	153.4	157.4	303.8	93.0%	97.7%	309.7	575.3	85.8%
Mobile Telephony	146.4	190.0	388.4	104.4%	165.3%	278.8	1.144.6	310.5%

Total Capex	608.8	608.1	1,097.6	80.5%	80.3%	1.398.8	2.677.9	91.4%

CASH FLOW CONCILIATION	4Q07	3Q08	4Q08	Δ Quarter	Δ 12 Months	12M07	12M08	Δ Year

Variation between Economic and Financial Investiment	(244.0)	(30.5)	(834.8)	2,638.9%	(242.1)%	(81.0)	(1,239.5)	N.A.

CAPEX CASH FLOW	364.8	577.7	262.9	-54.5%	-28.0%	1.317.8	1.438.4	9.2%

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10.6. Investments in Research and Development

Brasil Telecom conducts research and development in the telecommunication services field, but historically it has not developed any new telecommunication technology independently. The research is carried out jointly with equipment and system suppliers and also includes the joint development of new services.

Since 2007, there has been progress towards a converging technology network architecture. This convergence includes the unified treatment of all media (voice, data and video) in a single transport structure for both fixed and mobile lines in an environment of integrated IT and telecommunications. The first step in this direction was the launch of new services like IPTV, Metro Ethernet and the evolution of the Único service to include Wi-Fi connection and seamless integration with GSM technology. In addition, 2008 saw several pre-commercial deployments such as WiMAX, FTTx and 3G. As a result of this effort, Brasil Telecom is the first Brazilian company to launch services that make use of next generation network architecture.

The company strongly encourages its employees to develop innovative solutions by means of an incentive program, aiming to protect its intellectual property. Four patent applications were filed at the National Institute of Industrial Property (INPI) by the research and development team in 2006, two in 2007 and one in 2008.

Additionally, Brasil Telecom is a member of telecommunication standardization bodies, technical associations and committee forums, such as the European Telecommunications Standards Institute (ETSI), Telecoms & Internet Converged Services & Protocols for Advanced Network (TISPAN) – an ETSI technical committee – the Third Generation Partnership Project (3GPP) and the Fixed-Mobile Convergence Alliance (FMCA), in order to contribute and add knowledge about technical specifications applicable worldwide, technical reports and telecommunications standards.

One other step taken towards research and development was our investment in the technology laboratory. By using this lab, our team has managed to explore new and emerging technologies in order to create cutting-edge research and solutions in telecommunications. Costs with research and development in our laboratory totaled R$7.5 million and R$5.3 million in 2007 and 2008, respectively.

10.7. Investment in associated companies and/or subsidiaries

BrT Serviços de Internet S.A. (“BrTI”) is a wholly-owned subsidiary whose main product up to July 31, 2008 was broadband internet access. On August 1, 2008, its Internet activities were transferred to its subsidiary Internet Group do Brasil S.A. and corresponded to the R$26.4 million in split assets, calculated at book value. BrTI reduced by the same amount its capital stock held by Brasil Telecom S.A., which received in return the increase in the capital stock of Internet Group do Brasil S.A.

BrTI continues to provide value-added services, catering to customers whose contracts provide for specific conditions. BrTI controls the following companies: iG Companies. The iG companies are comprised of the Internet Group (Cayman) Limited (“iG Cayman”), iG Participações S.A. (“iG Part”) and Internet Group do Brasil S.A. (“iG Brasil”). iG Brasil’s operation is based on providing both dial-up and broadband internet access. It also provides value-added services focused on the residential and corporate markets, including the Internet connection accelerator. In addition to these services, iG Brasil also sells advertising space on its internet portal.

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BrTI’s control of the iG Companies up to April 25, 2008 was represented by its 88.81% stake in iG Cayman, incorporated on the Cayman Islands. On the aforementioned date, iG Cayman declared dividends to shareholders of Series A Convertible Preferred Shares in the amount of R$76.5 million, R$51.2 million of which went to BrTI and R$25.3 million to minority shareholders outside the Brasil Telecom companies. Immediately thereafter, iG Cayman proceeded to repurchase shares held by minority shareholders in the nominal amount of R$19.6 million. After the repurchase of shares, BrTI’s interest in iG Cayman increased to 90.42% . The aforementioned share repurchase was announced to the market through a notice published by the Company on April 29, 2008.

iG Cayman is a holding company that controls iG Part, which in turn holds a 32.53% stake in iG Brasil’s capital stock. iG Part and iG Brasil are companies incorporated in Brazil. On June 2, 2008, iG Brasil incorporated Freelance S.A. (“Freelance”), the proprietor of iBest operations, which focused on the internet segment, and, consequently, was convergent with iG Brasil’s operations. The net assets recorded in the due diligence report based on Freelance’s final financial statements dated May 31, 2008 were R$102.9 million. BrTI, which previously held 100% of Freelance’s capital stock, now holds 53.82% of iG Brasil’s total shares.

Out of the former shareholding of companies that comprised the iBest operations, it is worth mentioning the dissolution of the company incorporated in the Cayman Islands, iBest Holding Corporation, which did not have operations. The company’s articles of dissolution, issued in the Cayman Islands on May 23, 2008, resulted in the write-off of the R$34 thousand investment recorded in BrTI, its sole shareholder. On June 2, 2008, Central de Serviços Internet Ltda. (“CSI”) was merged into iG Brasil, its majority shareholder owning 99.99% of its capital stock. CSI was iG Brasil’s exclusive service provider, and the merged net assets, included in the report of May 31, 2008, corresponded to R$1.4 million.

BrTI maintains its 30% of the capital stock of Jornal Internet, which sells goods and services on the internet, edits daily or periodic news reports, and collects, generates and broadcasts news stories about select events.

Brasil Telecom Cabos Submarinos Ltda. (“BrT CS”), together with its subsidiaries, operates through a system of undersea optical fiber cables, with landing points in the United States, Bermuda, Venezuela and Brazil, allowing data traffic through integrated service bundles, catering to national and international corporate customers.

BrT CS holds 100% of the capital stock of Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”), which in turn holds 100% of the shares of Brasil Telecom of America Inc. (“BrT of America”) and Brasil Telecom de Venezuela, S.A. (“BrT Venezuela”). On September 24, 2008 Brasil Telecom de Colombia, Empresa Unipersonal (“BrT Colombia”) was registered as a corporate entity. Controlled by BrT SCS Bermuda, the new company is awaiting the subscription of its capital stock and did not have commercial operations as of the balance sheet closing date.

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11. CAPITAL MARKET

In 2008, Bovespa declined 41.2% compared to 2007, mirroring the economic crisis in world markets. At the end of 2008, Brasil Telecom Participações S.A.’s market value, obtained by calculating the weighted average between the quoted price of common and preferred shares, reached R$11,663 million, depreciating 1.7% over 2007.

Share Performance

	Stock Performance	Closing Price as of 31-Dec-08	In 4Q08	Performance In 12 Months	In 24 Months

BrT Company	Common Shares (BRTP3) (in R$/shares)	58,90	13,3%	26,7%	68,3%
	Preferred Shares (BRTP4) (in R$/shares)	17,41	-6,9%	-33,1%	-4,9%
	ADR (BRP) (in US$/ADR)	38,63	-20,9%	-48,2%	-9,5%
	Market Capitalization BRP (Million)	11.663	5,9%	-1,7%	34,8%

BrT Operating Company	Common Shares (BRTO3) (in R$/shares)	55,50	19,4%	78,5%	99,3%
	Preferred Shares (BRTO4) (in R$/shares)	13,64	-13,3%	-25,3%	24,6%
	ADR (BTM) (in US$/ADR)	17,92	-18,1%	-41,0%	20,7%
	Market Capitalization BTM (Million)	17.914	9,9%	35,7%	75,4%

Indexes	IBOVESPA (points)	37.550	-24,2%	-41,2%	-15,6%
	ITEL (points)	1.023	-6,0%	-16,4%	-2,9%
	IGC (points)	3.697	-21,8%	-45,6%	-28,5%
	Dow Jones (points)	8.776	-19,1%	-33,8%	-29,6%

Shareholding

Dec/08	Common Shares	%	Preferred Shares	%	Total Shares	%

Solpart Participações S.A.	68.907.150	51,41%	-	0,00%	68.907.150	18,93%
Copart 1 Participações	-	0,00%	76.645.842	33,33%	76.645.842	21,06%
ADR Free Float	-	0,00%	85.672.405	37,26%	85.672.405	23,54%
Treasury	1.480.800	1,10%	-	0,00%	1.480.800	0,41%
Free Float in Bovespa	63.643.738	47,48%	67.619.278	29,41%	131.263.016	36,06%

Total	134.031.688	100,00%	229.937.525	100,00%	363.969.213	100,00%

Through its indirect subsidiaries Copart 1 Participações S.A. and Copart 2 Participações S.A., Telemar Norte Leste S.A. acquired directly on the market and via Voluntary Public Offerings for Acquisiton of Preferred Shares 58,956,565 preferred shares of Brasil Telecom S.A. and 76,645,842 preferred shares of Brasil Telecom Participações S.A., representing 18.9% of total preferred shares and 10.5% of the capital stock of Brasil Telecom S.A., and 33.3% of total preferred shares and 21.1% of the capital stock of Brasil Telecom Participações S.A.

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The subscribed and paid-up capital on the closing date of the fiscal year was R$2,596,272 (R$2,596,272 on 12/31/07), composed of the following nonpar shares:

Type of Shares	Total Shares		Treasury Shares		Outstanding Shares
	2008	2007	2008	2007	2008	2007
Common	134,031,688	134,031,688	1,480,800	1,480,800	132,550,888	132,550,888
Preferred	229,937,525	229,937,525	-	-	229,937,525	229,937,525
Total	363,969,213	363,969,213	1,480,800	1,480,800	362,488,413	362,488,413

	2008	2007
Equity Value per Outstanding Share (R$)	15.90	14.34

Shares held in treasury are excluded from the calculation of equity value.

11.1. Shareholder Compensation Policy

Pursuant to the provisions in Law no. 6,404/76 and in the Bylaws, Brasil Telecom Participações S.A.’s shareholders are compensated with dividends and interest on equity of at least 25% of adjusted net income.

Preferred shares are ensured priority in receiving the minimum, non-cumulative dividend, at the higher of the following two rates: six percent (6%) per year on the amount resulting from dividing the capital stock by the Company’s total number of shares; or three percent (3%) per year on the amount resulting from dividing the book value of shareholders’ equity by the Company’s total number of shares.

Preferred shares have priority in the payment of dividends up to the preference limit. After that, payment is made to holders of common shares up to the limit of preferred shares, and the outstanding balance is apportioned among all the shares on equal terms.

Dividends and Interest on Equity provisioned by the Company are included in the proposal for income allocation to be submitted to the approval of the Shareholders’ General Meeting.

Dividends/Interest on Equity (IOE) appropriated during the 2008 fiscal year

DATE OF CREDIT		TOTAL AMOUNT	GROSS VALUE	NET VALUE
IN ACCOUNTING	DATE OF “EX-IOE”	APPROPRIATED	PER SHARE	PER SHARE
RECORDS		(R$)	(R$)	(R$)

03/31/2008	04/09/2008	187,000,000.00	0.515878559	0.438496775
12/29/2008	12/30/2008	77,800,000.00	0.214627550	0.182433418

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12. INTEGRATED CORPORATE RISK MANAGEMENT

Brasil Telecom has implemented an Integrated Risk Management approach to monitor the level of corporate risks, identifying opportunities to maximize return on its decisions and add value to the business.

Brasil Telecom’s Corporate Risk Management Policy places risks in the following categories: Strategic, Financial and Market, Credit, Operational and Regulatory.

12.1. Strategic Risks

Brasil Telecom’s main growth springboards for the coming years are: mobile telephony, broadband, premium television services and content distribution via the internet. Another growth springboard stems from the country’s economic scenario, with the increase in the consumer market driven by the emergence of a new middle class.

In order to mitigate the risks associated with implementing a consistent growth strategy in these business segments, the Company has introduced the following initiatives: ensuring that these opportunities are explored according to a business plan, so as to enable the Company’s healthy and continuous growth in a fiercely competitive environment, constantly following up on and assessing the results achieved, and carrying out regular reassessments of macro market trends.

12.2. Financial and Market Risks

In 2008, Brasil Telecom’s main concern was related to loan and financing operations. These operations are subject to market risks, i.e., to interest rates, inflation and foreign exchange fluctuations, all of which are constantly monitored by the Company. On December 31, 8.6% of its total indebtedness was exposed to foreign exchange variation.

Regarding financial investments, Brasil Telecom seeks to be conservative in its investment options. Investments are kept in private bonds (CDBs) issued by prime financial institutions, federal government bonds, sovereign bonds issued by governments with credit risk rated AAA and overnight operations pegged to securities issued by financial institutions abroad, with low credit risk.

Exposure to market risks is monitored daily through the VaR – Value at Risk – method, which expresses the volatility risk involved in these investments.

12.3. Credit Risks

In 2008, Brasil Telecom’s goal was focused on default control. The abundance of credit in the Brazilian market could increase the Company’s default indices.

Aiming to mitigate this risk, strict collection procedure controls were established, whereby initially the defaulting customer has his or her outgoing service blocked and, should default persist, incoming calls are also blocked. Finally, if payment is still not made, all access is cancelled and the debt is sent to collection agencies. All these procedures comply with the rules set forth by the Brazilian National Telecommunications Agency (ANATEL) and by the Consumer Protection Agency (Procon).

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Combined with these actions, efforts have also been made aiming to settle debts within the shortest possible period when negotiating with customers, thus reducing Accounts Receivable.

12.4. Operating Risks

To protect its equity from losses resulting from interruptions or disturbances in the normal course of business caused by possible theft or material damages, Brasil Telecom contracts specific insurance such as Operating Risk and Loss of Profits Insurance. In order to ensure the full replacement of its assets, the Company conducts monthly updates of the number of installed lines per branch and their respective values.

In 2008, the Company implemented the Information Security Strategic Plan, which mitigates the risks related to information evasion and unauthorized logical and physical access. In this plan, the most outstanding actions were those concerning Information Classification and the creation of the Security Risk Treatment Team. These initiatives allowed the identification of “where” and “with whom” the Company’s sensitive information is kept, in addition to defining the strategy and control procedures that mitigate possible financial losses associated with managing the organization’s vulnerabilities. Additionally, an Information Security Awareness program was developed and implemented throughout the Company.

12.5. Regulatory Risks

Brasil Telecom operates according to the concession agreements and authorization terms executed with ANATEL and pursuant to the legal and regulatory provisions, both general and industry-specific. Any amendment in the rules established initially could affect the business. Therefore, the Company follows the evolution of industry regulation in order to minimize any regulatory risk. Specifically in 2008, two events stood out: the beginning of number portability and the Public Query about the new Concession Agreement conditions.

Resolution no. 460, of March 10, 2007, which approved ANATEL’s General Portability Regulations, set forth the conditions for implementing number portability. According to its implementation timeline, on September 1, 2008, portability began to be implemented gradually in three Number Codes for each PGO Region. The same timeline provides for full implementation of number portability for all number codes across the country by March 10, 2009. At present, it is not possible to estimate the potential impacts resulting from this new service.

During 2009, ANATEL will analyze the results of the public query expected to occur on December 31, 2008, regarding the new Concession Agreement conditions that will become effective on December 31, 2010. The agency will also analyze the new quality and universalization targets of the New General Plan for Quality Targets and the New General Plan of Universalization Targets.

12.6. Civil Responsibility

The civil responsibility of Brasil Telecom’s managers, members of the Board and executive managers is ensured by the D&O – Directors and Officers policy, contracted by Brasil Telecom, which indemnifies third parties up to the maximum limit of the insured amount in case any management missteps are confirmed.

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12.7. Auditing

Brasil Telecom maintains strict control over the dependability of the information that composes the decision-making process, constantly assessing the efficiency and precision of existing processes and systems. According to best Corporate Governance practices, the Internal Auditors are subordinated to the Board of Directors and reports to the Company’s CEO.

Internal Audit

The assessment of internal processes and controls is carried out by the Internal Audit pursuant to internationally acknowledged standards, such as the Committee of Sponsoring Organizations of the Treadway Commission (COSO), the Control Objectives for Information and Related Technology (COBIT), the Auditing Standards of the Public Company Accounting Oversight Board (PCAOB) and the standards of the Institute of Internal Auditors.

The preemptive approach to the assessment and monitoring of processes, risks and controls allows the executives to anticipate problems, minimizing exposure and improving processes. As a consequence, the Company obtained the SOx certification in 2006, 2007 and 2008, without any reservations.

External Audit

Brasil Telecom S.A., in compliance with CVM Instruction no. 381/03, submits the fees and the types of services to be provided by its independent auditors to the approval of the Company’s Board of Directors and to the Fiscal Council’s consideration.

During 2008 Deloitte Touche Tohmatsu was retained for other types of auditing work not directly related to the auditing of financial statements. The total amount of fees paid for these services was less than 5% of the amount of fees related to external auditing services.

13. COMMITMENT TO SOCIETY

Through its educational, sporting, cultural and environmental preservation programs, Brasil Telecom has played a significant role in the communities where it operates. In 2008, the Company ratified this commitment with two important initiatives: the implementation of the Educação Digital (Digital Education) Project that will provide IT workshops for thousands of students; and the opening of Espaço Brasil Telecom in Brasília, providing the population of the Federal Capital with a 420-seat theater and quality cultural programming.

The Digital Education project was conceived by Brasil Telecom in a partnership with the Education Departments of the states and cities where the Company operates. By providing education to both teachers and students, the program helps improve the quality and productivity of public education, with the introduction of communication and information technologies into the school environment. The program has been structured from previous experience, making use of the best known practices and eliminating recurring problems. It is also supported by the iG portal, Intel and Microsoft. The goal is to provide professional education to approximately 20,000 students and 1,000 teachers in 50 workshops by the end of 2009, with total investment of R$15 million.

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The schools receive broadband internet access and a laboratory set up in a special room, prepared and fully financed by Brasil Telecom. The students are assisted by teachers and student monitors who are qualified and trained to appropriately use the technology. The infrastructure and the state-of-the-art equipment are linked to the most sophisticated intelligence system in Brazil.

In 2008, Brasil Telecom gave the population of Brasília a space where culture and technology meet. Espaço Brasil Telecom, a building containing exhibition rooms and a large theater seating more than 400 people, quickly became a city landmark.

Espaço Brasil Telecom has brought the following benefits to the local population: high quality and diverse cultural programming (music, theater, visual arts, art, technology and literature workshops, etc.); democratization of access to the cultural services offered; appreciation of local and national artists; emphasis on educating the audience and enabling it to discover the joys of not only consuming, but also producing culture and technology; sensitivity to embracing innovative ideas; and a place for foreign productions that contribute to enrich, through the exchange of experience, the fantastic “genetic code” of Brazilian culture.

In addition to the Espaço Cultural, Brasil Telecom supports several cultural initiatives produced in the states where it operates. These are music and dance recitals, films, exhibitions and book launches. In 2008, Brasil Telecom supported 82 cultural projects.

In 2008, Brasil Telecom maintained its main sports project: the sponsorship to the Brasil Telecom Volleyball Team. The team, headquartered in Brusque, Santa Catarina State, competes in the Women’s Super League.

In an Olympic year, Brasil Telecom was pleased to see one of the athletes it sponsors win a medal for Brazil during the Olympic Games. Sailor Robert Scheidt won the silver medal in the Star Class competing in Beijing.

Brasil Telecom also supports Luciano Burti, stock car racer, who has already raced in Formula 1 on the Ferrari, Jaguar and Prost Grand Prix teams.

The campaigns to reduce electric energy consumption and waste recycling were the highlights of the environmental actions in 2008. In both cases, the Company’s intention was to encourage its employees to adopt ecologically correct lifestyles.

Through the Adolescente Aprendiz (Teenage Apprentice) program, Brasil Telecom exercises its social responsibility by employing youths to work and learn in administrative functions and in the IT area, giving them the opportunity to become familiar with the corporate environment and preparing them for the job market.

Among the Company’s volunteer projects, the main ones are:

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• the partnership with Junior Achievement in the project “Let’s Talk Ethics” which stimulates high school students to reflect on issues related to personal and professional ethics;

• the project “Eight Ways to Change the World” which seeks to encourage reflection on the United Nation’s proposals to solve the major global issues of our time. One of these initiatives is the sale of telephone cards with themes related to the project;

• the Escola de Informática e Cidadanina - EIC (IT and Citizenship School) which offers basic IT courses and develops themes linked to the concept of citizenship, taught by volunteer employees; and

• the “Volunteer Santa” campaign in a partnership with the Brazilian Postal Service, which replies to letters and distributes gifts to children from low-income families who write to the “Old Saint Nick.”

14. AWARDS

When a company honors its obligations, it is duly awarded by its customers, shareholders, the financial community, the media, non-profit organizations, and society as a whole. Over the past three years, Brasil Telecom received a great number of awards, all of which are important to the Company and its employees, including:

• Valor 1000 Award – The best telecommunications company in Brazil, awarded by Valor Econômico newspaper;

• Transparency Trophy, granted by Brazilian Association of Finance, Administration and Accounting Executives (ANEFAC), the Accounting, Actuarial and Financial Research Foundation (FIPECAFI) and Serasa, acknowledging corporate transparency;

• 2007 IR Magazine Brazil Awards, from the Brazilian Institute of Investor Relations (IBRI);

• Marketing Best Social Responsibility Award, granted by Editora Referência and the Media Marketing School;

• ABEMD (Brazilian Direct Marketing Association) Award – marketing initiatives in fixed-line and mobile telephony. The Company also received this award in 2006 and 2007;

• A Rede Award – granted by A Rede magazine for the Digital Education Project;

• Honorable mention among the 100 Best Companies in Corporate Citizenship, awarded by Editora Abril;

• 2007 Aberje Brasil Award, from the Brazilian Association of Corporate Communication (Aberje), in the Investor Relations category;

• 2007 Aberje Award - Regional, from the Brazilian Association of Corporate Communication (Aberje), in the Media Relations category;

• Brazilian Telemarketing Association (ABT) Award – for the call center internalization project; and

• Benchmark in Distance Professional Education – granted by E-Learning Brasil Micro Power.

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15. ACKNOWLEDGMENTS

Our accomplishments in 2008 were only possible thanks to the support and trust we received from our shareholders, customers, suppliers and financial institutions, and, above all, to the dedication of our employees.

We would like thank you all very much.

The Management

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14.01 – NOTES TO THE FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2008 and 2007
(In thousands of Brazilian reais - R$)

1. OPERATIONS

Brasil Telecom Participações S.A. (the “Company”) is a publicly-traded company, established in accordance with article 189, of Law 9472/97 – Telecommunications General Law, as part of the spin-off process of TELEBRÁS, the protocol and justification of which were approved on May 22, 1998 at a Shareholders’ Meeting.

The Company’s purpose is to exercise the control of companies that exploit fixed telephony public services in Region II of the General Concession Plan (“PGO”) approved by Decree 2534, dated April 2, 1998. Such control is exercised by Brasil Telecom S.A., a concessionaire responsible for Switched Fixed Telephony Services (“STFC”) in Region II of the PGO. Additionally, the Company may hold investments in other companies.

The Company is registered with the Brazilian Securities and Exchange Commission (“CVM”) and the U.S. Securities and Exchange Commission (“SEC”). Its shares are traded on the São Paulo Stock Exchange (“Bovespa”), where it also integrates level 1 of Corporate Governance, and its American Depositary Receipts (“ADRs”) are traded on the New York Stock Exchange (“NYSE”).

The Company’s control is exercised by SOLPART Participações S.A. (“SOLPART”), corresponding, at the balance sheet date, to 51.41% of the voting capital and 18.93% of the total capital.

Direct Subsidiaries

a. Brasil Telecom S.A.

Brasil Telecom S.A. is a concessionaire responsible for STFC in Region II of the PGO, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, in addition to the Federal District. Brasil Telecom S.A. has been providing STFC in this area since July 1998, in the form of local and intra-regional long-distance calls. As of January 2004, Brasil Telecom S.A. also started to provide national and international long-distance services in all Regions. Local services started to be provided outside Region II as from January 2005.

The concession agreements in effect, regarding local and long-distance services, came into effect on January 1, 2006 and are effective until December 31, 2025. Additional information on these agreements is provided in note 5.m.

Information regarding the quality and universal service targets of the Switched Fixed Telephony Service of its Subsidiary are available to interested parties on ANATEL’s homepage, in the website www.anatel.gov.br.

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b. Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc.

The Company also controls Nova Tarrafa Participações Ltda. (“NTP”) and Nova Tarrafa Inc. (“NTI”). The business purpose of these subsidiaries is to invest in the capital of Internet Group (Cayman) Limited (“iG Cayman”), a company engaged in the provision of Internet access services. The control of iG Cayman is held by Brasil Telecom Serviços de Internet S.A., another indirect subsidiary operating in the Internet sector.

At the balance sheet date, NTP’s and NTI’s interests in iG Cayman represented 9.42% (9.25% at December 31, 2007) and 0.16% (0.16% at December 31, 2007), respectively, and, together with Brasil Telecom Serviços de Internet S.A., the total interest was 100% (98.2% at December 31, 2007). The change in the ownership interest held in the year is due to the fact that iG Cayman repurchased some of its shares, which were held by shareholders outside the companies under the Company’s control.

Indirect Subsidiaries

In the second semester of 2006, the Company’s Board of Directors approved the corporate restructuring of its subsidiaries. This restructuring aimed at optimizing the controlling structure through downsizing, concentration of similar activities and simplification of intercompany shareholdings. The corporate changes performed, carried out at book values, did not have material impacts on the cost structure. The changes that took place in 2008 are mentioned in the comments on the companies presented below, when attributed to them.

The subsidiary Brasil Telecom S.A. holds the control of the following companies:

a. 14 Brasil Telecom Celular S.A.

14 Brasil Telecom Celular S.A. (“BrT Celular”) is a wholly-owned subsidiary which has been operating since the fourth quarter of 2004 to provide Personal Mobile Services (“SMP”), and has an authorization to serve Region II of the PGO.

b. BrT Serviços de Internet S.A.

BrT Serviços de Internet S.A. (“BrTI”) is a wholly-owned subsidiary whose main purpose was to provide broadband Internet services up to July 31, 2008. On August 1, 2008 the Internet operations were transferred to its subsidiary Internet Group do Brasil S.A., and corresponded to spun-off assets of R$26,423, calculated at carrying amount. BrTI reduced the value of its capital stock held by the Company in the same amount, which, in turn, received an increase in capital from Internet Group do Brasil S.A.

BrTI continues to provide added-value services, serving clients whose contracts define specific conditions.

BrTI holds the control of the following companies:

iG Companies

The iG companies comprise the companies of Internet Group (Cayman) Limited (“iG Cayman”), iG Participações S.A. (“iG Part”) and Internet Group do Brasil S.A. (“iG Brasil”).

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iG Brasil operates as a dialup and broadband internet access provider. It also provides added-value services targeted for home and corporate markets, including the Internet connection accelerator. In addition, iG also sells advertising space on its portal.

BrTI’s control over the iG Companies up to April 25, 2008 was attributed to its 88.81% interest in the capital stock of iG Cayman, established in the Cayman Islands. On that date, iG Cayman reported dividends to the shareholders holding A Series Convertible Preferred Shares, in the amount of R$76,494, of which R$51,215 to the shareholder BrTI and R$25,279 million to the non-controlling shareholders outside Brasil Telecom companies. Subsequently, iG Cayman repurchased the shares held by non-controlling shareholders outside Brasil Telecom companies, in the amount of R$19,552 (equity value). After the share repurchase, BrTI´s interest in iG Cayman started to be 90.42% . The aforementioned share repurchase was mentioned in the Company’s Market Release issued on April 29, 2008.

iG Cayman is a holding company that controls iG Participações S.A. (“iG Part”), which has an investment of 32.53% in the capital stock of iG Brasil. iG Part and iG Brasil are companies organized and constituted in Brazil.

On June 2, 2008, iG Brasil incorporated Freelance S.A. ("Freelance"), a company which held iBest’s operations, targeted for the Internet sector, and, accordingly, compatible to iG’s operations. The merger report prepared based on the closing down financial statements of Freelance, dated May 31, 2008, calculated spun-off net assets in the amount of R$102,917. BrTI, which was the holder of 100% of Freelance’s capital stock, currently holds 53.82% of the total shares of iG Brasil.

As regards the former ownership structure of the companies comprising iBest’s operations, it should be highlighted that iBest Holding Corporation, incorporated in the Cayman Islands, discontinued operations and was dissolved. The company’s dissolution certificate, issued in the Cayman Islands on May 23, 2008 resulted in the write-off of investments in the amount of R$34, recorded in BrTI, its sole shareholder.

On June 2, 2008, iG Brasil also incorporated Central de Serviços Internet Ltda. (“CSI”), a company in which it held a 99.99% interest. CSI provided services for iG Brasil on an exclusive basis and the total net assets merged, included in the report dated May 31, 2008, amounted to R$1,367.

Agência O Jornal da Internet Ltda. (“Jornal Internet”)

BrTI holds a 30% interest in the capital stock of Jornal Internet, which is engaged in the on-line sale of goods and services, issue of daily newspapers or magazines, and gathering, generation and disclosure of news on selected events. Seventy percent of the capital stock of Jornal Internet is held by Caio Túlio Vieira Costa, executive vice president of the Internet companies controlled by the Company.

c. Brasil Telecom Cabos Submarinos Ltda.

Brasil Telecom Cabos Submarinos Ltda (“BrT CS”), together with its subsidiaries, operates through a system of underwater optical fiber cables, with connection points in the United States, Bermuda, Venezuela and Brazil, allowing data traffic through integrated service packages, offered to local and international corporate customers.

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BrT CS holds the total capital stock of Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”), which, in turn, holds the total shares of Brasil Telecom of America Inc. (“BrT of America”) and Brasil Telecom de Venezuela, S.A. (“BrT Venezuela”). On December 24, 2008, the registration of Brasil Telecom de Colombia, Empresa Unipersonal (“BrT Colombia”) was obtained, a company which is controlled by BrT SCS Bermuda. The new company is awaiting payment of its capital stock and does not have business operations at the balance sheet date.

d. BrT Comunicação Multimídia Ltda. (“BrT Multimídia”)

Up to April 10, 2007, Brasil Telecom S.A. held 100% of the capital stock of MTH Ventures do Brasil Ltda. (“MTH”), a holding company which had the control of BrT Multimídia, whereas Brasil Telecom S.A. and BrTI held the remaining ownership interest. An Extraordinary General Meeting held on this date decided for the merger of MTH into Brasil Telecom S.A. Currently, Brasil Telecom S.A. holds 89.83% of the capital stock of BrT Multimídia, whereas the remaining 10.17% is held by BrTI.

BrT Multimídia is a service provider of a private telecommunications network through local optical fiber digital networks in São Paulo, Rio de Janeiro and Belo Horizonte, and a long distance network connecting these major metropolitan business centers. It operates nationwide through commercial agreements with other telecommunications companies to offer services to other regions in Brazil. It also has Web solution centers in São Paulo, Brasília, Curitiba, Porto Alegre, Rio de Janeiro e Fortaleza, which offer co-location, hosting and other value-added services.

e. Vant Telecomunicações S.A. (“VANT”)

A company whose capital stock is almost entirely held by Brasil Telecom S.A. BrTI holds only one share in VANT’s capital, which represents an ownership interest of less than 0.01% .

VANT is engaged in the provision of multimedia communication services, purchase and onerous assignment of capabilities and other means, and operates in the capitals of the principal Brazilian states.

f. Brasil Telecom Call Center S.A. (“BrT Call Center”)

Previously named Santa Bárbara dos Pinhais S.A, BrT Call Center changed, together with the change of its corporate name, as decided at a Shareholders’ Meeting held on August 21, 2007, its business purpose, which started to be the provision of call center services for third parties, including customer service, outbound and inbound telemarketing, training, support, consulting services and related activities, among others. This company became operational at the beginning of November 2007 by providing call center services for Brasil Telecom S.A. and its subsidiries which require this type of service. Previously, the call center services were outsourced.

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g. BrT Card Serviços Financeiros Ltda. (“BrT Card”)

Company established to provide management, control and support services for the development and sale of financial products and services, whose articles of organization were registered on July 17, 2008. Its capital was paid up on September 17, 2008, and Brasil Telecom S.A. holds 99.99% of the shares, whereas BrTI holds the remaining ownership interest. At the balance sheet date, BrT Card had only highly liquid cash investments resulting from the payment of capital, and had not yet started its operations.

Litigation Release and Settlement Instrument

Transaction Agreement

When the Shareholding Control Purchase Agreement was signed, long-outstanding litigation that resulted in various lawsuits derived from the change in Brasil Telecom’s Management, which took place in the third quarter of 2005, were resolved. In a significant event notice dated April 25, 2008, the Company and Brasil Telecom Participações S.A., together with 14 Brasil Telecom Celular S.A., collectively referred to as Brasil Telecom Parties, announced the terms and conditions which resulted in the transaction document mentioned below:

1 – On April 25, 2008, Brasil Telecom Parties (on their behalf and on behalf of their Associates Companies), Opportunity Fund and other Opportunity Parties/Banco Opportunity (on their behalf and on behalf of their Associates Companies) entered into, in conjunction with Telemar Norte Leste S.A. (“Telemar”), a “Waiver, Transaction and Release Public Instrument” (“Transaction Agreement”), by means of which Brasil Telecom Parties and Opportunity Parties/Banco Opportunity established the terms and conditions for resolving the current litigation among the Parties and preventing new ones from being filed.

2 – According to item 1 above, Telemar also published on April 25, 2008, a significant event notice expressing its interest in acquiring the control of Brasil Telecom Parties and their direct and indirect subsidiaries, as Telemar is not a party to and is not involved, whether directly or indirectly, in litigation of any nature between Opportunity Parties/Banco Opportunity and Brasil Telecom Parties (and their respective Associates Companies).

3 – It is publicly known that Brasil Telecom Parties and Opportunity Parties/Banco Opportunity (and their respective Associates Companies) are involved in disputes and litigation in Brazil and abroad. Said Parties, without acknowledging the history or undertaking any responsibility related to the mutual litigation they have, decided to serve their mutual interests, avoiding further expenditures of time, efforts and resources in current and future litigation.

4 – Under the Transaction Agreement and to dismiss the litigation between Brasil Telecom Parties and Opportunity Parties/Banco Opportunity, so as to make the objective in item 2 above feasible, Telemar undertook the obligation to pay Brasil Telecom Parties a total amount of R$175,730.

5 – This amount should be paid in two installments. The first one, in the amount of R$80,814, for prompt payment in favor of Brasil Telecom S.A., therefore dismissing the litigation between Brasil Telecom S.A. and Opportunity Parties/Banco Opportunity pending abroad. The remaining one, in the amount of R$94,916, divided as follows: (i) R$89,071 in favor of Brasil Telecom S.A. and (ii) R$5,845 in favor of Brasil Telecom Participações S.A., to be settled after transactions in pending litigation in Brazil are approved by the Extraordinary Shareholders’ Meetings of Brasil Telecom Participações S.A. and Brasil Telecom S.A.

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6 – Under the Transaction Agreement, the agreement among Brasil Telecom Parties and Opportunity Parties/Banco Opportunity (and respective Associates Companies) to definitively solve any existing claims and prevent others from being filed, as well as payments under Telemar’s responsibility, do not depend on the completion of the transaction for acquisition of the control of Brasil Telecom Parties by Telemar.

7 – The Transaction Agreement was signed independently from any other legal businesses or agreements entered into by and between Opportunity Parties/Banco Opportunity and Telemar and/or their respective associates companies, parent companies and companies under common control and the validity and effectiveness of the Transaction Agreement have not been conditioned or bound by the validity, effectiveness, fulfillment, satisfaction of any conditions or any other events or circumstances related to any other legal businesses or agreements entered into by and between such Parties and/or respective associates companies, parent companies and companies under common control.

Transaction Agreement Approval

The Company and Brasil Telecom S.A. in their respective Extraordinary Shareholders’ Meeting held on May 29, 2008, unanimously approved the releases and transactions under the Transaction Document entered into by Telemar Norte Leste S.A., Opportunity Fund and Others, which depended on approval by Shareholders’ Meetings. As a result of the approval, the amounts mentioned in the Transaction Agreement have been fully settled by Telemar and received by BrT and BrT Part.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

Preparation Criteria

The financial statements have been prepared in conformity with Brazilian accounting practices, the provisions of Corporate Law and the standards of the Brazilian Securities Commission (CVM). The set of practices and standards that governs accounting records and financial statement preparation changed as from the fiscal year ended December 31, 2007. Such changes are described below.

Law 11638/07 and Provisional Act 449/08

On December 28, 2007, Law 11638/07 was enacted, altering and introducing new provisions to the Brazilian Corporate Law (Law 6404/76). Said law establishes several changes regarding fiscal years and the preparation of financial statements, to conform these financial statements to the international accounting standards (“IFRS”), and, accordingly, has empowered the CVM to issue accounting standards and procedures for publicly-held companies. The main changes introduced by the Law are effective from the fiscal year ended 2008.

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On December 3, 2008, Provisional Act 449 (“MP 449/08”) was enacted as a law, introducing the Transition Tax Regime ("RTT") for determination of taxable income, which addresses the tax adjustments arising from the new accounting methods and criteria established by Law 11638/07, and introduces some changes to Law 6404/76.

The principal changes introduced by Law 11638/07 and Provisional Act 449/08, effective from 2008, are as follows:

• Replacement of the Statement of Changes in Financial Position (DOAR) by the Statement of Cash Flows (DFC);
• A new requirement for the presentation of a Statement of Value Added (DVA);
• Creation of a new account group, Valuation Adjustments to Shareholders’ Equity, in shareholders’ equity, and Intangible Assets, in permanent assets;
• Standardization of the evaluation and classification criteria for financial instruments, including derivatives;
• Requirement that certain long-term assets and liabilities be recorded at present value, and, if material, for certain other short-term assets and liabilities.
• Requirement to record under the caption property, plant and equipment those assets in intangible assets arising from financial lease transactions;
• Requirement that an analysis of the recoverability of noncurrent assets be performed.
• Changes in the parameters for accounting for associates companies under the equity method;
• Possibility to create a Tax Incentive Reserve;
• Elimination of the revaluation reserve.

Standards Issued by the CVM

The new accounting practices introduced by Law 11638/07, effective on the date on which these financial statements were approved for completion, and whose regulations were issued by the CVM, are listed below. These regulations mainly arise from approvals of the technical pronouncements issued by the Accounting Pronouncements Committee (“CPC”).

• CVM Resolution 527/07 – (CPC 01) – Impairment of Assets.
• CVM Resolution 534/08 – (CPC 02) – Effects of Exchange Rate Variations and Translation of Financial Statements.
• CVM Resolution 539/08 – (CPC – Basic Conceptual Pronouncement) – Framework for Preparation and Presentation of Financial Statements.
• CVM Resolution 547/08 – (CPC 03) – Statement of Cash Flows.
• CVM Resolution 553/08 – (CPC 04) – Intangible Assets.
• CVM Resolution 560/08 – (CPC 05) – Related Party Disclosures.
• CVM Resolution 554/08 – (CPC 06) – Leases.
• CVM Resolution 555/08 – (CPC 07) – Government Grant and Support.
• CVM Resolution 556/08 – (CPC 08) - Transaction Costs and Premiums on the Issue of Securities.
• CVM Resolution 557/08 – (CPC 09) – Statement of Value Added.
• CVM Resolution 562/08 – (CPC 10) – Share-Based Payments.
• CVM Resolution 563/08 – (CPC 11) – Insurance Agreements.

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• CVM Resolution 564/08 – (CPC 12) – Adjustment to Present Value.
• CVM Resolution 565/08 – (CPC 13) – First-time Adoption of Law 11638/07.
• CVM Resolution 566/08 – (CPC 14) – Financial Instruments: Recognition, Measurement and Disclosure.
• CVM Resolution 475/08 – Addresses the presentation of information on financial instruments.

Consolidated Financial Statements

The Company’s accounting practices are consistent with those of its subsidiaries.

The consolidated financial statements were prepared in accordance with CVM Resolution 247/96 and includes the Company and the companies mentioned in note 1.

Some of the main consolidation procedures are:

• Elimination of intercompany asset and liability balances, revenues and expenses.

• Elimination of intercompany investments, shareholdings, reserves and retained earnings.

• Segregation of the portions of shareholders’ equity and income belonging to minority shareholders, indicated in specific items.

The reconciliation of the net income and shareholders’ equity belonging to the Company and the Consolidated is as follows:

	2008	2007
COMPANY	800,037	677,793
Entries made in the subsidiary’s shareholders' equity
Prescribed dividends	(13,777)	(5,198)
Equity securities – stock options	(3,344)	-
Gain on treasury shares	(710)	-
Capitalized interest in the subsidiary	-	582
CONSOLIDATED	782,206	673,177

Segment Reporting

The Company presents, as a supplement to note 39, a report by business segment. A segment is an identifiable component of the company, engaged in providing services (business segment) or supplying products and services which are subject to different risks and compensation.

First-Time Adoption of Law 11638/07

As a result of the new standards previously mentioned, the Company declares its first-time adoption in order to fully comply with Law 11638/07, the CVM standards and Provisional Act 449/08, establishing January 1, 2007 as the date of transition ("transition date"), using as a starting point the financial statements for the year ended December 31, 2006. In accordance with paragraph 1 of article 186 of Law 6404/76, the initial adjustments arising from the first-time adoption of Law 11638/07 and Provisional Act 449/08, referring to the transition date, are recorded under the “Retained earnings” caption.

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The Company, as permitted by CVM Resolution 565/08, which approved the pronouncement on the first-time adoption of said Law and the Transition Tax Regime, elected to present in its comparative financial statements prior periods’ amounts as if the new accounting practice had always been in effect.

Important Choices Made by the Company Regarding the First-time Adoption of Law 11638/07 and Provisional Act 449/08

Financial Instruments

The classification of financial instruments under a certain category should be made at the time of their original recording. In the first-time adoption of the Law, companies are allowed to classify financial instruments on the transition date. The Company applied the classification and measurement standards provided for in CPC 14 (“Financial Instruments – Recognition, Measurement and Disclosure”) on the transition date.

Financial leases

On the transition date, leased assets were included in property, plant and equipment at the lower of the fair value of the assets and the present value of minimum lease payments, as of the starting date of the agreement, adjusted by the depreciation accumulated through the transition date. The difference calculated, net of tax effects, was recorded against “Retained earnings” on the transition date.

Deferred Charges – Preoperating Expenses and Restructuring Costs

Law 11638/07 limited the recording of expenses in Deferred Charges and Provisional Act 449/08 eliminated this account group. Accordingly, the Company elected to write off the preoperating expenses and other deferred charges which were not reclassified to another group of assets (Intangible assets) on the transition date, by recording their amounts against retained earnings (accumulated losses), net of tax effects.

Stock Options

Brasil Telecom S.A. makes share-based payments (stock options) settled through equity securities and others settled in cash. On the transition date, the effects of the first-time adoption on all the stock options granted by the Company were recognized against retained earnings, as established by CPC 10 – “Share-based Payments”.

Tax Effects of the First-Time Adoption of Law 11638/07 and Provisional Act 449/08

The tax effects arising from the first-time adoption of said law and provisional act were recorded pursuant to the prevailing standards, particularly in Income Tax and Social Contribution accounting. The adjustments related to the first-time adoption of said Law consider the effects of deferred income tax and social contribution, when applicable.

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Retained Earnings

The balance of the retained earnings attributed to prior years was transferred to profit reserves. It should be pointed out that such balance had been allocated to the investment reserve, in accordance with decisions by the Shareholders' Meetings held in each prior year.

Effects of the First-Time Adoption of Law 11638/07 and Provisional Act 449/08

Reconciliation of Shareholders’ Equity on the transition date – January 1, 2007

	COMPANY
	Notes	01/01/2007
Shareholders’ equity reported (Law 6404/76)		5,278,184
Equity in subsidiaries on adjustments as per Law 11638/07	c	(49,274)
Shareholders’ equity adjusted to Law 11638/07		5,228,910

	CONSOLIDATED
	Notes	01/01/2007
Shareholders’ equity reported (Law 6404/76)		5,278,184
Financial leases	d	(4,859)
Fair value of financial instruments	g	3,796
Write-off of deferred charges	e	(109,898)
Income tax and social contribution on net adjustments	b	37,728
Effect of the adjustments on minority interest	c	23,959
Shareholders’ equity adjusted to Law 11638/07		5,228,910

Presented below are the reconciliations of the balance sheets and statements of income presented as of December 31, 2007, adjusted to Law 11638/07, which are necessary for making them comparable to the fiscal year ended December 31, 2008.

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Balance Sheet

	COMPANY
ASSETS	Notes	2007
		Reported as per (Law 6404/76)	Adjustments as per Law 11638/07	Adjusted to Law 11638/07
Current assets		1,959,747	-	1,959,747
Cash and banks	a	702	(702)	-
Cash and cash equivalents	a	-	146,012	146,012
Immediately liquid investments	a	986,812	(986,812)	-
Cash investments	a	-	1,316,891	1,316,891
Temporary cash investments	a	475,389	(475,389)	-
Dividends/ interest on shareholders´equity receivable		474,247	-	474,247
Deferred and recoverable taxes		13,683	-	13,683
Escrow deposits		40	-	40
Other assets		8,874	-	8,874

Noncurrent assets		4,126,712	(47,387)	4,079,325
Deferred and recoverable taxes		341,191	-	341,191
Escrow deposits		5,615	-	5,615
Investments	c	3,779,118	(47,387)	3,731,731
Property, plant and equipment		778	-	778
Intangible assets		10	-	10

Total assets		6,086,459	(47,387)	6,039,072

	COMPANY
LIABILITIES	Notes	2007
		Reported as per (Law 6404/76)	Adjustments as per Law 11638/07	Adjusted to Law 11638/07
Current assets		824,149	-	824,149
Payroll, social charges and benefits		21	-	21
Accounts payable and accrued expenses		22,786	-	22,786
Indirect taxes		18	-	18
Dividends/ interest on shareholders´equity and profit sharing		725,922	-	725,922
Reserves for contingencies		15	-	15
Other liabilities		75,387	-	75,387

Noncurrent (long-term liabilities)		15,797	-	15,797
Indirect taxes		6,560	-	6,560
Taxes on income		4,226	-	4,226
Provisions for contingencies		5,011	-	5,011

Shareholders' equity		5,246,513	(47,387)	5,199,126
Capital		2,596,272	-	2,596,272
Capital reserves		309,178	-	309,178
Profit reserve	c, i	2,361,909	(68,233)	2,293,676
Treasury shares	i	(20,846)	20,846	-

Total		6,086,459	(47,387)	6,039,072

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Reconciliation of Shareholders’ Equity

	COMPANY
	Notes	2007
Shareholders’ equity reported (Law 6404/76)		5,246,513
Equity in subsidiaries on adjustments as per Law 11638/07	c	(47,387)
Shareholders’ equity adjusted to Law 11638/07		5,199,126

	CONSOLIDATED
ASSETS	Notes	2007
		Reported as per (Law 6404/76)	Adjustments as per Law 11638/07	Adjusted to Law 11638/07
Current assets		7,435,999	26,193	7,462,192
Cash and banks	a	315,032	(315,032)	-
Cash and cash equivalents	a	-	730,004	730,004
Immediately liquid investments	a	3,049,514	(3,049,514)	-
Cash investments	a	-	3,163,487	3,163,487
Government securities	a	53,556	(53,556)	-
Temporary cash investments	a	475,389	(475,389)	-
Trade accounts receivable		2,189,701	-	2,189,701
Inventories		32,711	-	32,711
Loans and financing		1,797	-	1,797
Deferred and recoverable taxes	b	804,500	30,115	834,615
Escrow deposits		329,396	-	329,396
Other assets	g	184,403	(3,922)	180,481

Noncurrent assets		9,993,315	(67,056)	9,926,259
Loans and financing		6,176	-	6,176
Derivatives	g	-	6,218	6,218
Deferred and recoverable taxes	b	1,793,218	1,270	1,794,488
Income securities	g	3,709	(3,709)	-
Escrow deposits		1,069,127	-	1,069,127
Other assets	g	94,856	(17,180)	77,676
Investments	c	201,510	(169,288)	32,222
Property, plant and equipment	d	5,664,196	27,016	5,691,212
Intangible assets	c,e	1,049,570	199,570	1,249,140
Deferred charges	e	110,953	(110,953)	-

Total assets		17,429,314	(40,863)	17,388,451

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	CONSOLIDATED
LIABILITIES	Notes	2007
		Reported as per (Law 6404/76)	Adjustments as per Law 11638/07	Adjusted to Law 11638/07
Current liabilities		4,727,371	34,466	4,761,837
Payroll, social charges and benefits	f	90,392	13,179	103,571
Accounts payable and accrued expenses		1,637,188	-	1,637,188
Indirect taxes		746,234	-	746,234
Taxes on income	b	74,628	79	74,707
Dividends/ interest on shareholders´equity and Profit Sharing		1,097,844	-	1,097,844
Loans and financing	d,g	496,775	(97,544)	399,231
Derivatives	g	-	118,752	118,752
Service exploitation permits		78,844	-	78,844
Provisions for contingencies		197,472	-	197,472
Provisions for pension fund		101,467	-	101,467
Advances from customers		62,957	-	62,957
Other liabilities		143,570	-	143,570

Noncurrent (long-term liabilities)		5,621,689	3,075	5,624,764
Accounts payable and accrued expenses		13,456	-	13,456
Indirect taxes		104,243	-	104,243
Taxes on income	b	66,860	17	66,877
Loans and financing	d,g	3,886,628	(283,995)	3,602,633
Derivatives	g	-	287,762	287,762
Service exploitation permits		174,632	-	174,632
Provisions for contingencies		700,239	-	700,239
Provisions for pension fund		586,278	-	586,278
Advances from customers		72,133	-	72,133
Other liabilities	g	17,220	(709)	16,511

Minority Interest	c	1,825,767	(23,043)	1,802,724

Shareholders' Equity		5,246,513	(47,387)	5,199,126
Capital		2,596,272	-	2,596,272
Capital reserves		309,178	-	309,178
Profit reserve	b,d,e,f,g,i	2,361,909	(68,233)	2,293,676
Treasury shares	i	(20,846)	20,846	-

Capitalizable resources	g	7,974	(7,974)	-

Total		17,429,314	(40,863)	17,388,451

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Reconciliation of Shareholders’ Equity

	CONSOLIDATED
	Notes	2007
Shareholders’ equity reported (Law 6404/76)		5,246,513
Financial leases	d	(8,149)
Share-based payments	f	(13,179)
Fair value of financial instruments	g	280
Write-off of deferred charges	e	(80,670)
Income tax and social contribution on net adjustments	b	31,288
Effect of the adjustments on minority interest	c	23,043
Shareholders’ equity adjusted to Law 11638/07		5,199,126

Statement of Income for the Year

		COMPANY
	Notes	2007
		Reported as Per Law 6404/76	Adjustments as per Law 11638/07	Adjusted to Law 11638/07
Gross operating revenue		-	-	-
Deductions from gross revenue		-	-	-
Net operating income		-	-	-
Cost of sales and services		-	-	-
Gross profit		-	-	-

Operating income (expenses)		(17,483)	(516)	(17,999)
Selling expenses		-	-	-
General and administrative expenses		(18,405)	-	(18,405)
Other operating expenses, net	h	922	(516)	406

Income from operations before financial expenses and equity in subsidiaries		(17,483)	(516)	(17,999)
Financial expenses, net		(109,602)	-	(109,602)
Equity in subsidiaries	c	531,519	1,887	533,406

Income from operations		404,434	1,371	405,805

Other nonoperating expenses, net	h	(516)	516	-

Income before taxes		403,918	1,887	405,805
Income tax and social contribution on net profit		(64,312)	-	(64,312)

Income after taxes and before reversal of interest on capital		339,606	1,887	341,493
Reversal of interest on capital		336,300	-	336,300

Net income for the year		675,906	1,887	677,793

Outstanding shares at balance sheet date		362,488,413		362,488,413
Net earnings per share (R$)		1.86		1.87

Reconciliation of Net Income

Page: 71

	COMPANY
	Notes	2007
Net income reported (Law 6404/76)		675,906
Equity in subsidiaries on adjustments as per Law 11638/07	c	1,887
Shareholders’ equity adjusted to Law 11638/07		677,793

	CONSOLIDATED
	Notes	2007
		Reported as Per Law 6404/76	Adjustments as per Law 11638/07	Adjusted to Law 11638/07
Gross operating revenue		15,997,388	-	15,997,388
Deductions from gross revenue		(4,938,842)	-	(4,938,842)
Net operating revenue		11,058,546	-	11,058,546
Cost of sales and services		(6,382,201)	-	(6,382,201)
Gross profit		4,676,345	-	4,676,345

Operating income (expenses)		(3,350,155)	17,927	(3,332,228)
Sales of Services		(1,485,352)	-	(1,485,352)
General and administrative expenses	d,e,f	(1,359,424)	22,558	(1,336,866)
Other operating expenses, net	d,h	(505,379)	(4,631)	(510,010)

Income from operations before financial expenses and equity in subsidiaries		1,326,190	17,927	1,344,117
Financial expenses, net	d,g	(489,321)	(11,661)	(500,982)

Income from operations		836,869	6,266	843,135

Other nonoperating expenses, net	h	(2,974)	(2,974)	-

Income before taxes and profit sharing		833,895	9,240	843,135
Income tax and social contribution on income	b	(352,903)	(6,437)	(359,340)

Income after taxes and before minority interest		480,992	2,803	483,795
Minority interest	c	(260,656)	(916)	(261,572)

Income before reversal of interest on capital		220,336	1,887	222,223
Reversal of interest on capital		450,954	-	450,954

Net income for the year		671,290	1,887	673,177

Outstanding shares as of balance sheet date		547,272,189		547,272,189
Earnings per share (R$)		1.23		1.23

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Reconciliation of Net Income

	CONSOLIDATED
	Notes	2007
Net income reported (Law 6404/76)		671,290
Financial leases	d	(3,291)
Share-based payments	f	(13,179)
Fair value of financial instruments	g	(3,516)
Write-off of deferred charges	e	29,226
Income tax and social contribution on net adjustments	b	(6,437)
Effect of the adjustments on minority interest	c	(916)
Shareholders’ equity adjusted to Law 11638/07		673,177

Description of the Adjustments Related to the First-time Adoption of Law 11638/07 and Provisional Act 449/08 – Transition Date: January 1, 2007.

a) Cash equivalents and immediately liquid investments

In accordance with CPC 03 – “Statement of Cash Flows”, the Company and its subsidiaries classified as Cash Equivalents the highly liquid, short-term investments which are promptly convertible into a known cash amount and are subject to an insignificant risk of change in value. Cash investments are temporary short-term investments represented by highly liquid securities.

The reconciliation reflects the difference in classification, which recorded under the caption Cash Equivalents all highly liquid cash investments.

b) Deferred Taxes and Taxes on Income

Deferred income tax and social contribution were recorded by taking into consideration the adjustments relating to the first-time adoption of Law 11638/07.

c) Investments

The reconciliation takes into consideration the equity effects and minority interest on the adjustments relating to the first-time adoption of Law 11638/07 in the financial statements.

Goodwill on investments based on future earnings was reclassified to Intangible assets.

d) Financial leases

In conformity with CPC 06 – “Leases”, the assets related to lease agreements, whose controls, risk and benefits are achieved by the Company were recorded. Accordingly, the financial lease agreements were recorded as assets and liabilities on the transition date, originating a depreciation expense on depreciable assets and a financial expense on leases payable.

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e) Deferred Charges

In accordance with CPC 13 – “First-time Adoption of Law 11638/07 and Provisional Act 449/08”, the preoperating expenses recorded as assets in the indirect subsidiaries BrT Celular and BrT Call Center were written off on the transition date by recording their amounts against retained earnings (accumulated deficit). Additionally, the amortization recorded as an expense in the statement of income was reversed in the year ended December 31, 2007.

The rights related to the maintenance of the indirect subsidiaries' activities were transferred to Intangible assets.

f) Stock Options

Pursuant to CPC 10 – “Share-based Payments”, Brasil Telecom S.A. recorded the share-based payment transactions (stock options) granted to management and employees. The options granted which are settled with equity securities are recorded in shareholders’ equity and those which are settled in cash are recorded in liabilities. The expense calculated based on the vesting period is recorded as the services are provided.

g) Financial Instruments

In accordance with CPC 14 - “Financial Instruments: Recognition, Measurement and Disclosure”, the Company recorded in its financial statements the fair value of swap contracts, determined based on information on future interest derived from future cash flows associated to each instrument contracted, discounted to market rates. Additionally, the derivatives were reclassified to specific groups. Asset derivatives were originally classified as assets (US dollar options) and liability derivatives as Loans and financing (swap) and other liabilities (US dollar options).

The financial charges on Loans and financing are added to the value of each debt instrument. Such charges were recorded in the “Other Assets” and were reclassified to “Loans and financing” in liabilities.

The group also considers the reclassification of income securities to “Other Assets” and the reclassification of capitalizable resources to “Other liabilities”.

h) Nonoperating Income (Expenses)

Provisional Act 449/08 eliminated the segregation of “Nonoperating income (expenses)" in the statement of income for the year. As established by Instruction 2 of the Accounting Pronouncements Committee ("OCPC 02”), endorsed by CVM/SNC/SEP Official Letter 01/09, the income and expenses previously recorded as "Nonoperating income (expenses)" started to be recorded in "Operating income (expenses)".

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i) Treasury Shares

Additionally, OCPC 02 recommends that the amount of treasury shares be presented by correcting the amount of their related origin reserves.

Other Information on the Financial Statements

Since the Company is registered at the SEC, it is subject to its standards and should prepare financial statements and other information by adopting criteria that meet the requirements of this agency. In order to comply with such requirements and to meet the information needs of the market, the Company adopts the principle of disclosing information in both markets and in their respective languages.

The notes to the financial statements are presented in thousands of Brazilian reais, unless stated otherwise.

The amounts of the escrow deposits linked to the provisions for contingencies are presented as a reduction of the liabilities recorded.

Accounting estimates were based on objective as well as subjective factors, and judgment by Management was required to determine the adequate amount to be included in the financial statements. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, the allowance for doubtful accounts, inventories, deferred income tax and social contribution, provisions for contingencies, valuation of financial instruments and assets and liabilities related to employee benefits. Actual results could differ from those estimates. The Company’s management reviews these estimates and assumptions at least on a quarterly basis.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned below refer to practices adopted by the Company.

a. Cash and cash equivalents: Cash includes cash and available bank accounts. Cash equivalents are short-term investments, with original maturity of up to ninety days, consisting of highly liquid securities, readily convertible into cash and with immaterial risk of change in amount, stated at cost plus income earned through the balance sheet date, not exceeding fair value.

b. Cash Investments: The Company classifies its cash investments in securities as follows: (i) held for trading; (ii) held to maturity; and (iii) available for sale, restricted to the purpose of said investments.

The securities held for trading are stated at fair value and their related effects are recorded in the statement of income. The securities held to maturity are measured at cost plus accrued income, net of a provision for write-down to recoverable value, when applicable. The securities available for sale are stated at fair value and their related effects are recorded under the caption “Valuation Adjustments to Shareholders’ Equity”, when applicable.

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c. Trade Accounts Receivable: Accounts receivable from users of telecommunications services are recorded at the amount of the tariff or service on the date the service is provided and do not differ from their fair values. Accounts receivable from services include credits for services provided and not invoiced up to the balance sheet date. Accounts receivable from sales of cell phones and accessories are recorded at the amount of sales made when the goods are delivered and accepted by customers. A provision for write-down to recoverable value is recorded when there is objective evidence that the Company will not collect all the amounts due within the original terms of its accounts receivable. Financial difficulties faced by the debtor, probability of insolvency and other indicators of credit impairment are taken into consideration in individual analyses and in analyses of groups of assets with similar risk. The criterion adopted for recording the allowance for doubtful accounts takes into consideration the calculation of the actual loss percentages incurred on each maturity of receivables. Future losses on the current receivables balance are estimated based on these loss percentages. The allowances for doubtful accounts, losses on accounts receivable and recovery of losses previously written off are recorded in the statement of income for the period under “Selling expenses”.

d. Material Inventories: These are stated at average acquisition cost, which does not exceed replacement cost. Inventories are divided into plant expansion, plant maintenance, and inventories of goods for resale, consisting mainly of cell phones, accessories and electronic cards. The plant expansion inventories are recorded in property, plant and equipment (construction in progress), and maintenance inventories in current and long-term assets, in accordance with the period in which they will be used, and the inventories for resale are recorded in Current assets. For inventories regarded as obsolete, provisions for losses are recorded. For cell phones and accessories, adjustments are recorded in the cases in which the acquisitions are carried out at amounts exceeding the sales amounts, adjusting them to net realizable value.

e. Investments: Investments in subsidiaries are recorded under the equity method. Other investments are stated at acquisition cost, less an allowance for losses, when applicable. Investments resulting from income tax incentives are recognized on the date of investment, and result in shares of companies with tax incentives or investment funds. During the period from the investment date to receipt of shares or fund shares, they are recognized in long-term assets. These investments are periodically evaluated and the result of the comparison between their original and market costs, when lower, is recognized in provisions for probable losses.

f. Property, Plant and Equipment: Stated at acquisition or construction cost, less accumulated depreciation. Historic costs include expenses which are directly attributable to the acquisition of the assets. Financial charges arising from obligations which finance assets under construction and construction in progress are capitalized.

Subsequent costs are added to the carrying amount of the asset or recognized as separate assets, as appropriate, only when these assets generate future economic benefits and may be measured in a reliable manner. The residual balance of the replaced asset is written off. Maintenance and repair expenses are recorded in the statement of income during the period in which they were incurred.

Depreciation is calculated under the straight-line method, in accordance with the economic useful lives of the assets, which are periodically reviewed by the Company. The costs of land are not depreciated.

The Company monitors and evaluates whether there is any indication that the assets may be impaired. No provisions were recorded for write-down of property, plant and equipment to recoverable value.

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g. Intangible Assets: Mainly refer to regulatory licenses, software licenses and goodwill related to acquisition of investments. Intangible assets are stated at acquisition cost, less accumulated amortization and impairment losses, when applicable. The goodwill recorded was calculated based on expected future earnings and their amortization is related to the realization volume and time projected, not exceeding a ten-year period. Regulatory licenses are amortized according to the terms determined by the regulatory agency. The amortization of software licenses is calculated under the straight-line method, based on projections of future economic benefits, not exceeding a five-year period. When it is identified that a license or right linked to the asset no longer produces benefits, the asset is written off against income (losses).

h. Impairment of Long-lived Assets: An assessment is performed annually or whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Long-lived assets may be identified as those which have an undefined useful life and those subject to depreciation and amortization (property, plant and equipment and intangible assets). An impairment loss is recognized for the amount at which the asset’s carrying amount exceeds the recoverable value. Recoverable value is the higher of fair value less cost to sell and value in use. In order to be tested for impairment, the assets are grouped into the smallest identifiable group for which there are cash generating units, and projections are made based on discounted cash flows, supported by expectations on the Company's operations in its several business segments. Said projections support the recovery of assets.

i. Leases: Leases are classified as financial lease when they substantially transfer all the risks and benefits inherent to their ownership.

Financial leases are recognized in the financial statements as assets and liabilities of the same amount, based on the fair value of the asset or the present value of minimum payments, established at the beginning of the leases. Initial costs directly attributable to leases are added to the amount recognized as an asset.

j. Financial Assets and Liabilities at Fair Value: Financial assets recorded at fair value against income or losses are initially recognized at fair value and the costs of the transactions are recorded in the statement of income. The financial assets recorded are reversed when the rights to receive cash flows from investments have expired or all the risks and benefits related to their ownership have been transferred.

The fair values of financial assets are based on current prices offered. If the market for a financial asset is not available, the Company establishes the fair value by using evaluation techniques. This includes the use of arm’s length transactions, reference to other instruments which are substantially similar, discounted cash flow analysis and option pricing models, making a maximum use of market inflows and a minimum use of Company-specific inflows.

k. Impairment of Financial Assets: The Company evaluates, at the balance sheet date, whether there is objective evidence that the financial asset or group of financial assets is impaired. A financial asset or group of financial assets is considered impaired when there is objective evidence, as a result of one or more events that occurred after the initial recognition of the financial asset, that the estimated future cash flows of the investment have been impacted.

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l. Derivatives at Fair Value Against Income (Loss): Derivatives are initially recorded at fair value on the date when a derivative agreement is entered into and are subsequently measured at fair value. Changes in the fair value of any of these derivatives are recorded directly in income (loss).

m. Income Tax and Social Contribution on Income and Deferred Charges: Income tax and social contribution on income are recorded on the accrual basis. Said taxes resulting from temporary differences and tax loss carryforwards are recorded in assets or liabilities, according to each case, only under the assumption of future realization or payment. The Company evaluates and reduces deferred tax assets as it identifies that it is unlikely that there will be sufficient future taxable income to enable the full or partial utilization of the deferred taxes.

Deferred income tax and social contribution are fully recognized on differences between assets and liabilities recognized for tax purposes and related amounts recognized in the Consolidated Financial Statements. However, deferred income tax and social contribution are not recognized if generated in the initial record of assets and liabilities which do not affect the tax bases, except in business combination operations.

Deferred income tax and social contribution are determined by using the tax rates in effect at the balance sheet date, which are applied when the assets related to deferred income tax and social contribution are realized, or when deferred income tax and social contribution liabilities are settled.

n. Loans and financing: Adjusted by the inflation or exchange changes and interest incurred through the balance sheet date. The transaction costs incurred recorded are measured at amortized cost and recognized in the statement of income by using the effective interest rate method.

o. Provisions for Contingencies: The provisions for contingencies are recognized based on an assessment of their risks and quantified based on economic grounds and legal opinions on the lawsuits and other events known at the balance sheet date. Such provisions are recognized when there is a current legal or constructive obligation arising from past events, and it is probable that a disbursement of funds will be required to settle this obligation and the amount of the reserve can be reliably measured. The reserves are calculated at the fair value of the expenses expected on the settlement of the obligation. The basis and nature of these provisions are described in note 8.

p. Revenue Recognition: Revenues mainly refer to the amount of the payments received or receivable for sales of services in the regular course of the Company's activities. Revenue is stated at the gross amount, summarily deducting aggregate taxes, returns and discounts.

Revenue is recognized when its amount can be reliably measured, it is probable that future economic benefits will be transferred to the Company, the costs incurred on the transaction can be measured, the risks and benefits have been substantially transferred to the buyer and certain specific criteria have been met for each activity of the Company.

Service revenues are recognized when the services are provided. Local and long distance calls are charged based on time measurement according to the legislation in effect. The services charged based on monthly fixed amounts are calculated and recorded on the straight-line basis. Prepaid services are recognized as advances from customers and recorded in revenue as they are used by the customers.

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Revenue from sales of payphone cards [Public Use Telephony (TUP)], cell phones and accessories is recognized when these items are delivered and accepted by the customers. Discounts or deductions related to the revenues from services provided and the sale of cell phones and accessories are taken into consideration in the recognition of the revenues to which they are linked. Revenues involving transactions with multiple elements are identified in relation to each of their components and the recognition criteria are applied on an individual basis. Revenues are not recognized when there are significant uncertainties as to their realization.

q. Expenses Recognition: Expenses are recognized on the accrual basis, considering their relation with revenue realization. Prepaid expenses are deferred.

r. Financial Income (Expenses), Net: Financial income is recognized on the accrual basis and comprises interest accrued on receivables settled after due date, gains on financial investments and gains on derivatives. Financial expenses consist of interest incurred and other charges on loans, financing, derivative agreements, reversal of adjustments to present value and other financial transactions. They also include the recognition of interest on the assets and liabilities recorded at present value.

Interest on capital, when paid, is included in financial expenses and, for reporting purposes, the amounts recorded are reversed against income (loss) and reclassified as deductions from retained earnings, in shareholders' equity.

s. Employee Benefits: Benefits offered by subsidiaries, as follows:

(i)	Supplementary Pension Plan: The private pension plans and other postretirement benefits sponsored are managed by three institutions. The contributions are determined based on actuarial calculations, when applicable, and recorded against income (loss) on the accrual basis.

The plans sponsored are of the defined benefit (cannot be joined by new participants) and defined contribution type. A defined contribution plan is a pension plan under which the sponsor makes fixed contributions to a fund managed by a separate institution. The sponsor is not under the legal or constructive obligation of making additional contributions, in the event the fund lacks sufficient assets to pay all employees the benefits related to the services provided in the current period and in prior periods. The contributions are recognized as expenses related to employee benefits as incurred.

The obligation recognized in the balance sheet, as regards the defined benefit pension plans presenting a deficit, corresponds to the present value of the benefits defined at the balance sheet date, less the fair value of the plan assets. The defined benefit is annually calculated by independent actuaries under the projected unit credit method. The present value of the defined benefit is determined by discounting the estimated future cash outflows, using the projected inflation rate plus long-term interest estimated at 6% per year. Supplemental information on the private pension plans is provided in note 7.

(ii)	Stock Options: The subsidiary Brasil Telecom S.A. grants a stock option plan to its management and employees, and the options are settled in shares. The fair value of the services received from employees in exchange for these options is determined based on the fair value of the options, established on the grant date.

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This subsidiary also has stock options of the Company, which are granted to management and employees. These options are considered options settled in cash by the Subsidiary. The fair value of the options granted is appraised at the balance sheet date and changes are recorded in the Subsidiary’s statement of income.

The fair value of the services received from employees and management in exchange for the options is recognized as an expense during the vesting period. The Subsidiary reviews the estimate of the number of options expected to be exercised and recognizes the impacts of this review on income (loss). The options settled in shares are recorded in expenses as a contra entry to an increase in shareholders’ equity. The options settled in cash are recorded against a liability.

(iii)	Profit Sharing: Accrued employee and management profit sharing is recognized on the accrual basis and recorded as an expense. The determination of the amount, which is paid in the year subsequent to that in which the profit sharing was accrued, considers the target program established with the employees’ union, though a collective bargaining agreement, pursuant to Law 10101/00 and the By-laws.

t. Earnings per Share: Earnings per share are calculated based on the number of shares outstanding at the balance sheet date. Outstanding shares are represented by the total shares issued, less the shares held in treasury.

4. RELATED-PARTY TRANSACTIONS

Related-party transactions refer to transactions with the subsidiary Brasil Telecom S.A., which are carried out at prices and terms agreed between the parties. All intercompany transactions, balances, revenues and expenses are fully eliminated upon consolidation. The Company also presents management compensation in this note.

Subsidiary – Brasil Telecom S.A.

Guarantees: (i) The Company pledges guarantees for Loans and financing due by the Subsidiary to financial institutions. In 2008, the Company accrued revenues of R$9,157 (R$3,401 in 2007) on the guarantee provided; and (ii) the Company provided guarantee for the Subsidiary related to an insurance policy collateralizing contractual obligations (GOC), which totaled R$112,020 (R$97,457 in 2007). In 2008, as a result of the earnings on the aforementioned guarantee, the Company recorded an operating income of R$129 (R$117 in 2007).

Amounts Payable: Result from the aforementioned transactions and the sharing of resources. The balance payable is R$1,636.

Management

Management Compensation

The compensation of the managers responsible for planning, managing and controlling the Company's activities, including that of the members of the Board of Directors and officers, is as follows:

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	COMPANY		CONSOLIDATED
	2008	2007	2008	2007
Salaries and other short-term benefits	977	956	50,556	24,876
Post-employment benefits	-	-	184	172
Employment termination benefits	13	4	6,888	1,953
Share-based compensation	-	-	16,743	13,179
Total	990	960	74,371	40,180
Management compensation attributable to the Company was recorded based on cost sharing.

5. RISK ANALYSIS

Financial Risk Management

The activities of the Company and its subsidiaries expose them to several financial risks, such as: market risk (including currency risk, the interest rate risk on fair value and cash flows and price risk), credit risk and liquidity risk. The global risk management program focuses on the unpredictability of financial markets and seeks to mitigate potential adverse impacts on financial performance. The subsidiary Brasil Telecom S.A. uses derivatives for certain risk exposures.

Risk management is carried out by the Company's treasury officer, in accordance with the policies approved by management. The treasury officer identifies, assesses and covers financial risks together with the other units of the Company and its subsidiaries. Management provides written principles for global risk management, as well as policies addressing specific areas, such as exchange rate and interest risk, credit risk, the use of derivatives and non-derivatives, and Immediately liquid investments.

According to their nature, financial instruments may involve known or unknown risks, and the potential of these risks is important, in the best judgment. Thus, there may be risks with or without guarantees depending on circumstantial or legal aspects.

a. Fair Value of Financial Assets and Liabilities

The Company and its subsidiaries have estimated the market value or effective realization value (fair value) of their financial assets and liabilities by using available market information and appropriate estimation methodologies for each situation. The interpretation of market data as regards the choice of methodologies requires considerable judgment and the establishment of estimates to reach an amount considered appropriate to each situation. Therefore, the estimates presented many not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses for fair value calculation may have a material impact on the amounts obtained.

The fair value of swap derivatives was calculated based on the future cash flows associated to each instrument contracted, discounted to the market rates in effect at the balance sheet date. The method used to calculate the fair value of derivatives related to US dollar call options, adopted for recognizing the premium, was Black&Scholes, adapted by Garman-Kohlhagen, to consider specific characteristics of foreign currency options.

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For securities traded in an active market, the fair value is equivalent to the amount of the last quotation available at the balance sheet date multiplied by the number of outstanding securities. For contracts whose current terms and conditions are similar to those originally contracted or which do not present quotation benchmarks, the fair values equal the carrying amounts.

The classes of assets and liabilities presented in this note were not selected based on their materiality:

	COMPANY
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	1,231,247	1,231,247	146,012	146,012
Cash investments	213,635	213,635	1,316,891	1,316,891
Other assets	1	1	450	450

Liabilities
Accounts payable and accrued expenses	11,864	11,864	22,786	22,786
Dividends/ interest on shareholders´equity	277,874	277,874	725,922	725,922
Treasury shares	(20,846)	(87,219)	(20,846)	(68,857)
Other liabilities	76,482	76,482	75,387	75,387

	CONSOLIDATED
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	2,709,805	2,709,805	730,004	730,004
Cash investments	775,502	775,502	3,163,487	3,163,487
Trade accounts receivable	2,210,090	2,210,090	2,189,701	2,189,701
Loans and financing	6,868	6,868	7,973	7,973
Derivatives	29,179	29,179	6,218	6,218
Other assets	234,440	234,440	210,920	210,920

Liabilities
Accounts payable and accrued expenses	2,072,279	2,072,279	1,650,644	1,650,644
Loans and financing	3,571,999	3,597,016	2,912,908	2,961,226
Debentures	1,091,906	1,058,712	1,088,956	1,088,956
Derivatives	222,073	222,073	406,514	406,514
Dividends/ interest on sahreholders´equity	516,469	516,469	1,097,844	1,097,844
Treasury shares	(20,846)	(87,219)	(20,846)	(68,857)
Other liabilities	969,438	969,438	413,557	413,557

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b. Financial Instruments per Category

The book balances of financial instruments per category are as follows:

	COMPANY
	2008
	Receivables, Loans and Liabilities at Amortized Cost	At Fair Value with Gains and Losses Recognized in Income (Expense)	Total
Assets
Cash and cash equivalents	-	1,231,247	1,231,247
Cash investments	-	213,635	213,635
Other assets	1	-	1
Total	1	1,444,882	1,444,883

Liabilities
Accounts payable and accrued expenses	11,864	-	11,864
Dividends/ interest on shareholders´equity	277,874	-	277,874
Treasury shares	(20,846)	-	(20,846)
Other liabilities	76,482	-	76,482
Total	345,374	-	345,374

	COMPANY
	2007
	Receivables, Loans and Liabilities at Amortized Cost	At Fair Value with Gains and Losses Recognized in Income (Expense)	Total
Assets
Cash and cash equivalents	-	146,012	146,012
Cash investments	-	1,316,891	1,316,891
Other assets	450	-	450
Total	450	1,462,903	1,463,353

Liabilities
Accounts payable and accrued expenses	22,786	-	22,786
Dividends/ interest on shareholders´equity	725,922	-	725,922
Treasury shares	(20,846)	-	(20,846)
Other liabilities	75,387	-	75,387
Total	803,249	-	803,249

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	CONSOLIDATED
	2008
	Receivables, Loans and Liabilities at Amortized Cost	At Fair Value with Gains and Losses Recognized in Income (Expense)	Total
Assets
Cash and cash equivalents	-	2,709,805	2,709,805
Cash investments	-	775,502	775,502
Trade accounts receivable	2,210,090	-	2,210,090
Loans and financing	6,868	-	6,868
Derivatives	-	29,179	29,179
Other assets	234,440	-	234,440
Total	2,451,398	3,514,486	5,965,884

Liabilities
Accounts payable and accrued expenses	2,072,279	-	2,072,279
Loans and financing	3,571,999	-	3,571,999
Debentures	1,091,906	-	1,091,906
Derivatives	-	222,073	222,073
Dividends/ interest on shareholders´equity	516,469	-	516,469
Treasury shares	(20,846)	-	(20,846)
Other liabilities	969,438	-	969,438
Total	8,201,245	222,073	8,423,318

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	CONSOLIDATED
	2007
	Receivables, loans and liabilities at amortized cost	At fair value with gains and losses recognized in income (expense)	Total
Assets
Cash and cash equivalents	-	730,004	730,004
Cash investments	-	3,163,487	3,163,487
Trade accounts receivable	2,189,701	-	2,189,701
Loans and financing	7,973	-	7,973
Derivatives	-	6,218	6,218
Other assets	210,920	-	210,920
Total	2,408,594	3,899,709	6,308,303

Liabilities
Accounts payable and accrued expenses	1,650,644	-	1,650,644
Loans and financing	2,912,908	-	2,912,908
Debentures	1,088,956	-	1,088,956
Derivatives	-	406,514	406,514
Dividends/ interest on shareholders´equity	1,097,844	-	1,097,844
Treasury shares	(20,846)	-	(20,846)
Other liabilities	413,557	-	413,557
Total	7,143,063	406,514	7,549,577

The Company and its subsidiaries had no financial instruments classified as held to maturity at the balance sheet date.

c. Capital Risk Management

The Company's objective when managing capital is to safeguard its continuity, ensuring returns to shareholders and conformity to their strategy.

The risk of consolidated capital management arises from the position of the Company and subsidiaries to use the operating cash flow to finance a significant portion of investments. Equity structure management is based on the annual budget approved by the Board of Directors, which establishes a net debt (Loans and financing plus derivatives, less Cash and cash equivalents and cash investments) to EBITDA ratio of less than one (1), which aims at ensuring a financing capacity to meet the high investments which characterize the Brazilian telecommunications industry. Additionally, the projects which require capital investments are approved by an investments committee under the EVA (Economic Value Added) methodology.

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The monitoring criteria may be changed, in accordance with economic and financial conditions, in order to optimize their financial leverage and debt management.

d. Credit Risk

Most of the consolidated services provided are linked to the Concession Agreement and a portion of these services is subject to determination of tariffs by the regulatory agency. The credit policy, in turn, as regards public telecommunications services, is subject to the legal standards established by the Concession Grantor. The risk exists due to the possibility of consolidated losses resulting from the difficulty in collecting the amounts billed to customers. Consolidated default for the year was 2.18% (2.18% in 2007), considering the total losses on trade accounts receivable in relation to gross revenue. By means of internal controls, the Company permanently monitors the level of its accounts receivable, thus limiting the risk of default, and cuts off access to the service (outbound phone traffic) if the bill is overdue for more than thirty days. Exceptions are made for telephone services, which should be maintained for national security or defense reasons.

Brasil Telecom S.A. operates in co-billing related to long distance calls with the use of its CSP (Operator Selection Code) originated by subscribers of other fixed and mobile telephony operators. Co-billing receivables are invoiced and collected by these operators, based on the operational agreements entered into with the latter and according to the rules set forth by the Brazilian Telecommunications Agency (ANATEL). The blocking rules set forth by the regulatory agency are the same for the fixed and mobile telephony companies, which are co-billing suppliers. This subsidiary controls separately this type of receivables and maintains an allowance for losses that may occur, due to risks of not receiving such amounts.

As regards mobile telephony, the credit risk in cell phones sales and services provided under the post-paid category is minimized by a credit pre-analysis. Also regarding post-paid services, whose customer base at the end of the year was 17.5% of the total portfolio (20.1% as of December 31, 2007), accounts receivable are also monitored in order to limit the default rate and service is blocked (outbound phone traffic) when the bill is overdue for more than 15 days.

e. Exchange Rate Risk

Brasil Telecom S.A. has Loans and financing contracted in foreign currency. The risk associated with these liabilities is related to the possibility of fluctuations in exchange rates that may increase the balance of such liabilities. The loans subject to this risk represent approximately 16.7% (16.0% as of December 31, 2007) of the total liabilities of Loans and financing, less the foreign exchange hedging transactions contracted. In order to minimize this type of risk, the Company has been entering into foreign exchange hedging contracts with financial institutions. Of the debt portion in foreign currency, 60.5% (92.6% as of December 31, 2007) is hedged with exchange rate swap and US dollar options, and foreign currency-denominated cash investments. The unrealized positive or adverse effects on hedging transactions, using exchange rate swaps and US dollar options, are recorded in the statement of income as earnings or losses, according to the status of each instrument.

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Net exposure to exchange rate risk at the balance sheet date, at carrying and fair values, was as follows:

	CONSOLIDATED
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Derivatives	29,179	29,179	6,218	6,218
Total	29,179	29,179	6,218	6,218
Current assets	29,179	29,179	-	-
Long-term assets	-	-	6,218	6,218

	CONSOLIDATED
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities
Loans and financing	779,932	763,571	622,114	655,533
Derivatives	222,073	222,073	406,514	406,514
Total	1,002,005	985,644	1,028,628	1,062,047
Current liabilities	230,773	230,150	215,787	213,528
Long-term liabilities	771,232	755,494	812,841	848,519

Derivatives

In accordance with investment policies approved by the Board of Directors in May 2007, Brasil Telecom is allowed to enter into derivative transactions, without leverage, with prime financial institutions, in order to implement investment strategies and hedge debts. The investment limits in derivative transactions cannot exceed 10% of the higher of subsidiary’s total investments and total foreign-currency denominated debt exposed to exchange rate changes. This type of transactions can only be entered into after being approved by management, in accordance with formally established procedures.

Internal controls are maintained to ensure timely monitoring of foreign exchange risks. Since the subsidiary has derivative investments for debt hedge, the management and assessment of the results from these transactions only consider the reduction or elimination of the effects of fluctuations in exchange rates on its debt.

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The amounts of derivatives are summarized as follows:

				CONSOLIDATED
	Maturity	Notional amount		Fair Value		Accumulated effect – current period
						Amount receivable	Amount payable
		2008	2007	2008	2007	2008	2008
Swap contracts
Asset position
Foreign currency - yen (i)	Mar/09 to Mar/11	280,703	400,359	277,774	239,106	-	277,774
Liability position
Interest rate - Interbank Certificate of Deposit (CDI) (i)	Mar/09 to Mar/11	(280,703)	(400,359)	(499,428)	(636,936)	-	(499,428)
Net amount		-	-	(221,654)	(397,830)	-	(221,654)

Options contracts
Holder position - Call
Foreign currency – dollar (i)	Feb/09	US$ 80,000	US$ 80,000	29,179	6,218	29,179	-
Writer position - Put
Foreign currency – dollar (ii)	Feb/09	US$ 64,000	US$ 64,000	(419)	(8,684)	-	(419)

(i) Yen to CDI swap (Plain Vanilla)

In 2004, Brasil Telecom S.A. contracted foreign exchange swap transactions (plain vanilla) in order to hedge cash flows related to its yen-denominated liabilities with final maturity in March 2011. Under these contracts, the subsidiary has an asset position in yens, plus fixed interest rate, and a liability position tied to a percentage of a one-day interest rate (CDI), thus hedging against the foreign exchange fluctuation risk of the yen against the Brazilian real, which in effect represented a swap of yen cost of +1.92% per year with an average weighted rate of 95.91% at the balance sheet date. Such contracts were entered into with the following prime financial institutions: Citibank N.A. – Brazilian branch, Citibank DTVM S.A., Banco Citibank S.A., Banco JP Morgan S.A. and Banco Santander Brasil S.A. These transactions were duly registered with the Clearinghouse for the Custody and Financial Settlement of Securities (CETIP S.A.) and there is no required guarantee margin on these contracts.

As the asset position flows of swap contracts will be fully offset by the liability flows of the yen-denominated debt, the subsidiary considers that the risk of being in default with one-day interest rates (CDI) is the increase of the CDI.

(ii) US Dollar Options

Brasil Telecom S.A. contracted US dollar options to partially hedge cash flows tied to foreign currency-denominated debts (Notes issued in February 2004). These transactions involve the purchase of call options fully financed by the sale of put options, and an identical exercise price for both transactions. Such contracts were entered into with the following prime financial institutions: Banco Santander Brasil S.A., Banco JP Morgan S.A., Banco Citibank S.A., HSBC Bank Brasil S.A. – Banco Múltiplo and Banco Alfa de Investimentos S.A. These transactions were duly registered with the Clearinghouse for the Custody and

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Financial Settlement of Securities (CETIP S.A.) and mature in February 2009. There is no required guarantee margin on these contracts.

As a result of its strategy for options transactions, the subsidiary has a long position in dollars at the average price of R$1.9925/ US$. The notional value is US$80,000 for call options and US$64,000 for put options.

Sensitivity Analysis of Exchange Rate Changes

At the balance sheet date, management estimated the probable scenario of depreciation of the Brazilian real against other currencies based on the closing dollar exchange rate (sell PTAX) and the quotation of the Commodities & Futures Exchange (BM&F) for the US dollar futures contract maturing in January 2010. The probable rate was then depreciated by 25% and 50%, serving as a parameter for the possible and remote scenarios, respectively.

CONSOLIDATED
Exchange Rate Scenarios
Probable scenario		Possible scenario		Remote scenario
Benchmark dollar rate	Depreciation	Benchmark dollar rate	Depreciation	Benchmark dollar rate	Depreciation
2.50	6.9%	3.12	33.6%	3.75	60.3%

As of December 31, 2008, the hypothetical depreciation of the real against other currencies would have the following impact:

CONSOLIDATED
Impacts on Exchange Rate Scenarios
Transaction	Risk	Scenario
		Probable	Possible	Remote
Cash and cash equivalents	Dollar depreciation	8,129	39,671	71,212

Dollar-denominated debts	Dollar appreciation	(35,089)	(171,233)	(307,378)
US dollar options	Dollar depreciation	12,907	62,633	112,307
Net effect of the depreciation of the real		(22,182)	(108,600)	(195,071)

Yen-denominated debts	Yen appreciation	(19,421)	(94,774)	(170,127)
Swaps (asset position – yen)	Yen depreciation	19,130	93,356	167,582
Net effect of the depreciation of the real		(291)	(1,418)	(2,545)

Debts denominated in a basket of currencies	Appreciation of the basket of currencies	(6,263)	(30,566)	(54,868)

f. Interest Rate Risk

Assets

Cash equivalents and financial investments in local currency are kept in financial investment funds (FIFs) exclusively managed for the Company and investments in its own portfolio of private securities (floating rate bank certificates of deposit - CDBs) issued by prime financial institutions.

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The consolidated asset arises from a loan granted to a company that manufactures telephone directories, which earns interest based on the IGP-DI (General Price Index - Domestic Supply). The Company also has fixed income securities (CDBs) invested in Banco de Brasília S.A., related to the guarantee for the credit incentive granted by the government of the Federal District, under the “Program for Economic Sustainable Development in the Federal District” (PRO-DF), which earn interest from 94% to 97% of the SELIC interest rate.

The interest rate risk linked to these assets arises from the possibility of fluctuations in those rates.

These assets are presented in the balance sheet as follows:

	COMPANY		CONSOLIDATED
	Carrying amount and fair value		Carrying amount and fair value
	2008	2007	2008	2007
Assets
Cash equivalents	1,231,158	145,310	2,541,878	414,972
Cash investments	213,635	1,316,891	775,502	3,163,487
Loans and financing	-	-	6,868	7,973
Total	1,444,793	1,462,201	3,324,248	3,586,432
Current assets	1,444,793	1,462,201	3,319,138	3,580,256
Long-term assets	-	-	5,110	6,176

Liabilities

Brasil Telecom S.A. has loans and financing in local currency subject to the following indexes: Long-term Interest Rate (TJLP), Monetary Unit of the National Bank for Economic and Social Development (UMBNDES), Interbank Certificates of Deposit (CDIs) and General Price Index - Domestic Supply (IGP-DI) and financing in foreign currency subject to the YEN LIBOR and LIBOR indexes. It is also exposed to the CDI arising from swap transactions contracted, the purpose of which is to hedge its yen-denominated liabilities, as mentioned in note 5.e. There are no other derivative transactions to hedge the liabilities against interest rate risk.

Furthermore, Brasil Telecom S.A. issued public debentures, not convertible into or exchangeable for shares. These liabilities were contracted at an interest rate pegged to the CDI.

The risk inherent to these liabilities arises from the possibility of fluctuations in those rates. However, the Company continuously monitors these market rates to assess the possible contracting of derivatives to hedge against the risk of volatility of these rates.

Sensitivity Analysis of Interest Rate Changes

The Company understands that the most significant risk related to interest rate changes arises from its liabilities subject to the CDI and TJLP. The risk is associated to an increase in those rates.

At the balance sheet date, management estimated a probable scenario of changes in interbank deposit rates (DIs) based on underlying rates from the closing quotations of future DIs traded on the BM&F. As there is no benchmark market for the future TJLP rates, management estimated a probable TJLP scenario of 6.25% per

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year, i.e., the TJLP in effect at the balance sheet date. Such rates were increased by 25% and 50%, serving as a benchmark for the possible and remote scenarios, respectively. The table below summarizes the scenarios estimated by management:

Interest Rate Scenarios(1)	2009	2010	2011	2012	2013	2014	2015	2016	2017
Probable scenario
Interbank deposit rates (p.a.)	12.16%	12.23%	12.48%	13.32%	12.61%	-	-	-	-
Long-term Interest Rate (TJLP) (p.a.)	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%
Possible scenario
Interbank deposit rates (p.a.)	15.20%	15.29%	15.60%	16.64%	15.76%	-	-	-	-
Long-term Interest Rate (TJLP) (p.a.)	7.81%	7.81%	7.81%	7.81%	7.81%	7.81%	7.81%	7.81%	7.81%
Remote scenario
Interbank deposit rates (p.a.)	18.24%	18.34%	18.72%	19.97%	18.92%	-	-	-	-
Long-term Interest Rate (TJLP) (p.a.)	9.38%	9.38%	9.38%	9.38%	9.38%	9.38%	9.38%	9.38%	9.38%
(1) Rates per year in the reference period

Based on the interest curves expected in each scenario, management estimated the future amounts of interest payments on its liabilities subject to the CDI and TJLP. The table below shows the nominal sum of the future interest payment flows in each year, as well as the difference between the interest paid in the possible and remote scenarios in comparison to the probable scenario, which represents the impact of the theoretical increase in the interest rates estimated in the possible and remote scenarios. It is worth mentioning that the sensitivity analysis considers payment flows on different future dates. Accordingly, the global sum of the amounts in each scenario is not equivalent to the fair value or the present value of the liabilities. The fair value of these liabilities, should the Company's credit risk remain unchanged, would not be impacted in the event of changes in interest rates, bearing in mind that the rates used to estimate future cash flows would be the same which adjust them to present value.

Impacts - Interest Rate Scenarios	2009	2010	2011	2012	2013	2014	2015	2016	2017
Probable scenario
Debt subject to CDI	133,458	131,613	113,952	72,766	23,460	-	-	-	-
Swap (only long position in CDI)	216,997	234,108	124,232	-	-	-	-	-	-
Debt subject to TJLP	254,882	184,201	129,250	89,684	49,651	15,199	7,993	4,530	1,097
Possible scenario
Debt subject to CDI	162,744	163,421	141,474	90,321	29,127	-	-	-	-
Impact vs Probable Scenario	29,286	31,809	27,522	17,556	5,667	-	-	-	-
Swap (only long position in CDI)	219,850	243,487	131,835	-	-	-	-	-	-
Impact vs Probable Cenario	2,853	9,379	7,602	-	-	-	-	-	-
Debt subject to TJLP	256,739	188,279	134,066	94,402	53,021	16,463	8,796	5,058	1,240
Impact vs Probable Cenario	1,857	4,078	4,816	4,718	3,370	1,264	803	527	143
Remote scenario
Debt subject to CDI	191,626	194,827	168,641	107,644	34,722	-	-	-	-
Impact vs Probable Cenario	58,167	63,214	54,689	34,878	11,262	-	-	-	-
Swap (only long position in CDI)	222,672	252,994	139,684	-	-	-	-	-	-
Impact vs Probable Cenario	5,675	18,886	15,452	-	-	-	-	-	-
Debt subject to TJLP	258,586	192,391	138,991	99,297	56,567	17,812	9,666	5,637	1,399
Impact vs Probable Cenario	3,704	8,190	9,741	9,613	6,916	2,613	1,673	1,107	302

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g. Risk of failure to back inflation adjustment indexes of loans and financing to accounts receivable

Loan and financing indexes contracted by Brasil Telecom S.A. are not backed to the amounts of accounts receivable. Accordingly, there is a risk because the adjustments of telephone tariffs do not necessarily follow the increases in the interest rates which affect the subsidiary’s debts.

h. Risks Related to Investments

The Company has investments measured under the equity method of accounting and the acquisition cost. Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc. are subsidiaries whose investments are recorded under the equity method.

Investments stated at cost are immaterial in relation to total assets. The risks associated to them would not have a material impact on the Company’s income (expense) in the event of significant losses.

The amounts related to investments are as follows:

	2008		2007
	Carrying Amount	Fair value	Carrying Amount	Fair value
Investments	4,197,772	15,375,661	3,731,731	9,925,609
Investments in subsidiaries	4,197,772	15,375,661	3,723,727	9,917,605
Listed in the stock market	4,197,440	15,375,329	3,704,312	9,898,190
Unlisted in the stock market	332	332	19,415	19,415
Other investments	-	-	8,004	8,004

The listed in the stock market company is Brasil Telecom S.A. and the fair value of the Company's shareholding was measured based on the market quotation used in negotiations among non-controlling shareholders.

i. Risks Related to Cash Equivalents and Cash Investments

Local currency cash equivalents and cash investments are kept in financial investment funds (FIFs) and investments in its own portfolio of private securities (floating-rate CDBs) issued by prime financial institutions. The FIF portfolios consist mainly of federal government securities (at floating rates) and CDBs issued by prime financial institutions (at floating rates). Funds may carry out non-leveraged derivative transactions to hedge their portfolios and comply with the goals established in their related investment policies. The exposure to market risks is monitored on a daily basis based on the VaR (Value at Risk) methodology, which qualifies the loss risk on these investments. As for the amounts expressed in foreign currency, they are represented by overnight transactions, backed by securities issued by foreign financial institutions, with low credit risk.

Investments in CDBs and overnight transactions are subject to the credit risk of financial institutions and foreign currency-denominated investments are subject to exchange rate risk.

The balances of cash equivalents and cash investments are presented in notes 17 and 18, respectively.

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j. Liquidity Risk

The cash flows from operations and third-party financing are used to defray capital expenses on the expansion and modernization of the network, payment of dividends, prepayment of debts and investments in new businesses.

k. Risk of Accelerated Maturity of Loans and Financing

The obligations derived from consolidated financing, mentioned in note 34, related to BNDES agreements, public debentures and mainly to debts with financial institutions, have covenants that prescribe the accelerated maturity of obligations in the cases where certain levels are not met for certain indicators, such as interest coverage indexes and leverage level (financial covenants), as well as in the event of a change in the Company's shareholding control.

For the financing agreements with the BNDES, Brasil Telecom S.A. must comply with a set of financial ratios and in the event of noncompliance with some of these ratios, the Bank is allowed to request the temporary blocking of values deposited in the collection accounts backed to the agreements.

All indicators set forth in agreements are being complied with and thus no sanctions or penalties set forth in the agreement clauses entered into are being enforced upon Brasil Telecom S.A.

l. Risks Related to Contingencies

Contingencies are assessed according to probable, possible or remote loss. Contingencies considered as of probable risk are recorded in liabilities. Details on these risks are presented in note 8.

m. Regulatory Risk

Regulatory risks are related to the STFC activity, which is the most important sector in which the subsidiary Brasil Telecom S.A. operates.

Concession Agreements

Brasil Telecom S.A. has entered into local and domestic long distance concession agreements with ANATEL, effective from January 1, 2006 to December 31, 2025. These agreements, which provide for reviews on a five-year basis, in general have a higher intervention level in the management of the business and several provisions defending the consumer’s interests, as noticed by the regulatory agency. The main highlights are:

(i)	The public concession fee is defined as 2% of income net of taxes, calculated every two years, starting 2006, and the first payment was made on April 30, 2007. This will occur successively until termination of the concession. This calculation method, as regards its accrual, corresponds to 1% for each fiscal year;

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(ii)	The definition of new universal service goals, particularly AICE (Special Class Individual Access) with mandatory installation of network infrastructure for interconnection to high-capacity access networks;

(iii)	Possibility of the Regulatory Agency imposing alternative mandatory offer plans;

(iv)	Introduction of Regulatory Agency’s right to be involved in and change the concessionaire’s agreements with third parties;

(v)	Inclusion of the parent company’s, subsidiary’s, affiliated companies’ and third parties’ assets, indispensable to the concession, as returnable assets; and

(vi)	Creation of a users’ council in each concession.

Interconnection tariffs are defined as a percentage public local and domestic long distance tariff until the effective implementation of cost model by service/modality, scheduled for 2009, as defined in the Regulation for Separation and Accounting Allocation Regulations (Resolution 396/05).

Approval of the New General Granting Plan

ANATEL published, on June 17, 2008, Public Consultation 23, addressing the Proposal for Revision of the General Granting Plan (“PGO”) of Services Provided under Public Concession. Society in general could express its views on the proposal up to August 1, 2008, the date on which the deadline for submitting said public consultation expired.

On October 16, 2008, ANATEL’s Executive Board approved the final wording of the new General Granting Plan (“PGO” ) which adopted the following principal action lines:

(i)	Maintenance of the current PGO’s regions;

(ii)	Elimination of the operating restrictions on groups with concessionaries in more than one region of the PGO;

(iii)	Restriction to holding more than one concession of the same STFC type in the same Region of the PGO or in a portion of it by the same Group;

(iv)	Obligation that groups controlling concessions in more than one region operate in the other regions of the PGO, in the manner prescribed by the General Plan for Competition Targets (PGMC), and comply with other rules established by ANATEL, in order to ensure competition, prevent economic concentration and ensure the performance of the concession agreements; and

(v)	Maintenance of the regional contiguity concept.

The General Plan for Telecommunications Regulation Updates (PGR) was also approved, establishing regulatory targets for increasing competition.

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The Proposal for the Revision of the PGO was approved by ANATEL’s Executive Board and submitted to the Ministry of Communications (“MC"). The Ministry of Communications, in turn, after analyzing the content of the proposal, submitted it to the Civil Office in the form of a decree, which was approved by the president and subsequently enacted as Decree 6654, of November 20, 2008, published in the Federal Official Gazette on November 21, 2008.

Upon enactment of Decree 6654, which approved the new General Granting Plan (“PGO”), the acquisition of the control of a concessionaire engaged in the provision of switched telephony services by another concessionaire engaged in the same type of service operating in a different region, is now permitted, but subject to prior approval by ANATEL.

On December 19, 2008, Law 7828 was issued by ANATEL, whereby the Executive Board granted prior approval for the subsequent corporate acts regarding the merger of the companies or the merger of the shares of the companies Invitel S.A., Solpart Participações S.A. and Brasil Telecom Participações S.A. into Telemar Norte Leste S.A. As disclosed by Telemar Norte Leste S.A. in a material event notice dated April 25, 2008, this corporate restructuring will comprise, among other acts, the downstream merger of the Company into the subsidiary Brasil Telecom S.A., pursuant to article 230 of Brazilian Corporate Law, followed by the merger of shares of Brasil Telecom S.A., pursuant to article 252 of said law, into a subsidiary of Telemar, and its subsequent merger, pursuant to article 230, into Telemar.

As part of said Law, Telemar and the providers of public utility telecommunications services included in its corporate group, as approved by this Law, should fully comply with the regulations established by ANATEL, under the terms and conditions provided for by the appendix to the Law. Among these regulations, the following are to be highlighted:

  To increase, by 2010, the number of municipalities connected to the telecommunications infrastructure by optical fiber cables in Regions I and II of the General Granting Plan (“PGO”), by 100 municipalities, in addition to the municipalities connected on October 31, 2008, as well as to connect, by December 31, 2015, another 200 municipalities, fulfilling an average inclusion target of 40 municipalities per year.

  To commercially offer broadband Internet access in all the municipalities of Regions I and II of the PGO which start to rely on the backhaul facility, in compliance with Decree 6424, of April 7, 2008, providing a minimum transmission speed of 150 kbps.

  To implement and make available switched Internet access, under the local STFC modality, in 56% of the 2995 municipalities of Region I of the PGO, in compliance with terms and conditions by December 31, 2011.

  To offer in Region II of the PGA-SMP the same conditions which are currently offered in Region I of PGA-SMP, by December 31, 2009.

  To make, within the next ten years, investments in Research and Development (R&D) – at annual amounts corresponding to up to 100% of the total transferred to the Fund for Technical Development of Brazilian Telecommunications (FUNTTEL), unconditionally complying with a minimum of 50%, and the remaining 50% conditioned upon proportional release by the government.

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  To maintain or reduce the service percentage through Special Industrial Exploitation of Dedicated Lines (EILD) in relation to the total EILD requests in Region II, presented by Brasil Telecom S.A., prior to the performance of said transaction.

  To maintain the consolidated number of jobs in the Company and its subsidiaries, including Brasil Telecom S.A. and its subsidiaries, until at least April 25, 2011, using as reference the number of jobs existing in said companies on February 1, 2008.

  To conclude, within a maximum term of 12 months, in association with ANATEL, actions aimed at resolving the administrative procedures of noncompliance with obligations relating to the standardization and quality of the services in progress at the Agency, in order to better serve the consumer.

The step subsequent to the Prior Approval is the filing of the proceeding by ANATEL with the Economic Defense Council (CADE) for analysis.

6. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements requires the use of certain estimates and assumptions. Accounting estimates were based on objective as well as subjective factors, and judgment by Management was required to determine the adequate amount to be included in the financial statements. The estimates and judgments are continuously evaluated and are based on past experience, as well as on other factors, including expected future events regarded as reasonable according to the circumstances.

These estimates are used for the following purposes, but are not limited to them: to record allowances for doubtful accounts, useful lives of property, plant and equipment and intangible assets, impairment of goodwill and long-lived assets, projections of tax profits, provisions for contingencies, to determine the value of assets and liabilities related to employee benefits and the fair value of derivatives and other financial instruments. Actual results could differ from those estimates.

Accounting estimates, by definition, will rarely be equal to the actual results. The estimates and assumptions which represent a significant risk of causing material adjustments to the book balances of assets and liabilities in the coming years are listed below:

a. Allowance for Doubtful Accounts

Allowances are recorded for accounts receivable whose collection is regarded as doubtful. The estimates are based on the Company’s past collection experience and a review of the current status of all accounts receivable. This estimate takes into consideration the loss percentages on each maturity of accounts receivable, applicable to the different risk categories. Additional allowances may be necessary should the amount of the allowance estimated for the receivables differ from the amounts which were not collected as a result of a worse financial condition of customers or other factors.

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b. Depreciation of Property, Plant and Equipment

Depreciation of property, plant and equipment is calculated under the straight-line method based on the estimated useful lives of assets. The principal depreciation rates are shown in note 27. Due to the complex nature of consolidated property, plant and equipment, the estimates of useful lives require substantial judgment and are uncertain by nature, since the technologies and market practices constantly change, which may accelerate the obsolescence of the assets. If the estimates of the useful lives of the assets are significantly altered and if he market conditions indicate possible obsolescence of property, plant and equipment, the depreciation expenses and obsolescence write-offs, and, as a result, the net book balance of property, plant and equipment could differ significantly.

c. Estimated Goodwill Impairment

Annual tests are performed to check whether goodwill has been impaired. The recoverable values of the cash generating units are determined based on the calculations of value in use. These calculations require the use of estimates.

The determination of the fair value and future discounted operating cash flows requires that certain assumptions and estimates be made referring to the projected cash inflows and outflows related to revenues, costs and future expenses. These estimates and assumptions may be influenced by different internal and external factors, such as economic trends and interest rates, changes in the business strategies and in the types of services and products offered to the market. The use of different assumptions and estimates could significantly alter the Financial Statements. Considering all the assets and liabilities of the transaction as a single cash generating unit, an evaluation of this disclosure unit was performed, including assumptions and estimates regarded as appropriate, and did not result in the obligation to record any impairment losses on the goodwill.

d. Tax Evaluation

The Company recognizes and pays taxes on income based on the results of operations calculated pursuant to Brazilian Corporate Law, in compliance with the tax bases determined for calculating the taxes. The Company recognizes deferred tax assets and liabilities on differences between the book balances presented in the financial statements and the tax bases calculated pursuant to prevailing tax legislation.

Deferred tax assets are periodically reviewed as regards their recoverability and a provision for impairment is recorded when it is probable that these assets will not be realized, based on historic taxable income, projected future taxable income and the time estimated for reversal of the existing temporary differences. In order to determine future taxable income, the future taxable revenues and deductible expenses are estimated, which are subject to different external and internal factors, such as economic trends, industry trends, interest rates, changes in tax legislation, changes in the business strategies and in the type of service offered to the market.

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e. Contingencies

Contingencies are recognized for the amounts of probable losses based on the assessment of management and internal and external legal counsel regarding the lawsuits and other events known at the balance sheet date. The Company continuously evaluates the reserves for contingencies. Significant changes in the related facts, circumstances and events, such as court decisions, may affect the estimates and have a material impact on the financial statements.

7. EMPLOYEE BENEFITS

The benefits described in this note are offered to subsidiaries’ employees, as regards the supplementary pension plan. For purposes of the supplementary pension plan (“Pension Funds") mentioned in this note, the subsidiaries may be referred to as “Sponsor” or “Sponsors”.

a. Pension Funds

Supplementary pension plans related to retirement are sponsored for employees and assisted participants, and, in the case of the latter, health care in certain cases. These plans are managed by the following institutions: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”), former CRT, a company merged into Brasil Telecom S.A. on 12/28/00; and (iii) Fundação SISTEL de Seguridade Social (“SISTEL”), originated from certain companies of the former Telebrás System.

The Bylaws provide for the approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the institutions, with the agreement of the SPC (Secretariat for Pension Plans), as regards the specific plans.

The sponsored plans are valued by independent actuaries at the balance sheet date. For the years ended 2008 and 2007, the actuarial valuations were performed by Mercer Human Resource Consulting Ltda.

As regards the defined benefit plans described in this note, immediate recognition of the actuarial gains and losses is adopted, and therefore the full liabilities are recognized for the plans presenting a deficit, pursuant to CVM Resolution 371/00. For the plans that show a positive actuarial situation, assets are recorded when there is an express authorization for offsetting them against future employer contributions.

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Provisions for Pension Fund

Refer to the recognition of the actuarial deficit of the defined benefit plans, as shown below:

	CONSOLIDATED
	2008	2007
FBrTPREV – BrTPREV, Alternativo and Fundador	753,287	685,668
PAMEC Plan	2,504	2,077
Total	755,791	687,745
Current	148,391	101,467
Long-term	607,400	586,278

Assets Recorded to be Offset Against Future Employer Contributions

Brasil Telecom S.A. recognized assets referring to contribution surpluses of the sponsor and the portion of the surplus attributed to it referring to the TCSPREV plan, managed by Fundação 14. The assets recognized are used to offset future employer contributions.

The balance of these assets, recorded under the caption “Other assets”, is as follows:

	CONSOLIDATED
	2008	2007
TCSPREV Plan	123,938	74,476
Total	123,938	74,476
Current	15,874	18,743
Noncurrent	108,064	55,733

Characteristics of the supplementary pension plans sponsored:

FUNDAÇÃO 14

Fundação 14 de Previdência Privada was created in 2004 and since 03/10/05 has been in charge of managing and operating the TCSPREV pension plan. On that date, it entered into a management agreement with SISTEL in order for the latter to provide management and operating services to the TCSPREV and PAMEC-BrT plans until 09/30/06. As from that date, Fundação 14 became responsible for managing and operating these plans. As of October 31, 2007, Fundação 14 stopped managing the assistance plan PAMEC-BrT because it is an entity engaged in the management of private pension plans. In November, 2007, the assets and liabilities of PAMEC-BrT were transferred to the Company which, in addition to sponsoring the plan, also started to manage it.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)

This defined contribution and settled benefit plan was introduced on 02/28/00. On 12/31/01, all pension plans sponsored by the Company at the time were merged into SISTEL, and the SPC exceptionally and provisionally approved the document submitted to that Agency, in view of the need for adjustments to the regulations. Thus, TCSPREV consists of defined contribution groups with settled and defined benefits. The plans added to the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relationship Instrument, and the terms and conditions set forth in the original plans were maintained.

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On September 18, 2008, SPC/MPS Ordinance 2521, of September 17, 2008, which approved the new regulation of the plan, was published in the Federal Official Gazette (D.O.U.), fully recognizing what had been exceptionally and provisionally approved on December 31, 2001. The new regulation also includes the adjustments necessary to meet the current requirements of the supplementary pension plan legislation.

In March 2003, the TCSPREV Plan was no longer offered to the sponsors’ new hires. However, this plan started to be offered again starting March 2005 to the defined contribution group. TCSPREV currently serves nearly 66.7% of the staff.

Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary from 3% to 8% of the participant’s salary, according to participant’s age and limited to R$21,104.40 for 2008. Participants have the option to make additional contributions to the plan but without parity of the sponsor. In the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the participants’ payroll, whereas the employee’s contribution varies according to his/her age, time of service and salary, and an entry fee may also be paid depending on the age at which he/she joined the plan. The sponsors are responsible for defraying all the administrative costs and risk benefits.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL

The supplementary pension plan – PBS-A, which remains under SISTEL’s management, comes from the period before the Telebrás’ spin-off and serves participants who held the status of beneficiaries in January 2000. SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)

Jointly maintained with other sponsors associated to the provision of telecommunications services and intended for participants who held the status of beneficiaries on 01/31/00.

Contributions to the PBS-A are contingent on the determination of an accumulated deficit. As of December 31, 2008, date of the last actuarial valuation, the plan presented a surplus.

PAMA – Retirees’ Health Care Plan/PCE – Special Coverage Plan (Defined Contribution)

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Jointly maintained with other sponsors related to the provision of telecommunications services and intended for participants who held the status of beneficiaries on 01/31/00, for the beneficiaries of the PBS-TCS Group, merged on 12/31/01 into TCSPREV (plan currently managed by Fundação 14) and for the participants of PBS’s defined benefit plans sponsored by other companies, together with SISTEL and other institutions. According to a legal and actuarial valuation, the Sponsor’s responsibility is exclusively limited to future contributions. From March to July 2004 and from December 2005 to April 2006, an incentive optional migration of retirees and PAMA pensioners took place for new coverage conditions (PCE). The option of participants for the migration results in contribution to PAMA/PCE.

The contributions to this plan correspond to 1.5% of the payroll of active participants subject to PBS plans, segregated and sponsored by the several sponsoring companies. In the case of Brasil Telecom, the PBS-TCS was merged into the TCSPREV plan on 12/31/01, and began to constitute an internal group of the plan. Due to the utilization of PAMA, the participants share a portion of its individual costs used in the plan.. Contributions are also made by the retirees and pensioners who migrated to PAMA/PCE. For sponsors, the option of participants to migrate to PAMA/PCE does not change the employer dues of 1.5% previously mentioned.

FUNDAÇÃO BrTPREV

It is the manager originated from the plans sponsored by former CRT, a company which was merged into the Company at the end of 2000. By sponsoring FBrTPREV, the Company’s main purpose is to maintain plans supplementary to those offered by the official social security system.

Plans

BrTPREV

Defined contribution and settled benefit plan, launched in October 2002, intended to grant pension plan benefits supplementary to those provided by the official social security system and which initially served only employees of the Rio Grande do Sul Branch. This pension plan started to be offered to new employees of Brasil Telecom S.A. and its subsidiaries from March 2003 to February 2005, when its offering was suspended. This plan cannot be joined by new participants. BrTPREV currently serves nearly 20.5% of the staff.

Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. The contributions are credited to individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary from 3% to 8% of the participant’s salary, according to the participant’s age, limited to R$21,831.00 for 2008. Participants have the option to make additional contributions to the plan but without parity of the sponsor. The sponsor is responsible for defraying all the administrative costs and risk benefits.

Fundador – Brasil Telecom and Alternativo – Brasil Telecom

Defined benefit plans intended to provide pension benefits supplementary to the benefits of the official social security system, which cannot be joined by new participants. These plans currently serve nearly 0.15% of the staff.

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The regular contribution made by the sponsor is equal to the regular contribution of the participant, the rates of which vary according to age, time of service and salary. Under the Alternativo Plan – Brasil Telecom, the contributions are limited to three times the ceiling benefit of the National Social Security Institute (INSS) and the participant also pays an entry fee depending on the age at which he/she joins the plan.

Actuarial Insufficiency of the Plans

The unamortized mathematical reserve, corresponding to the current value of the supplemental contribution, as a result of the actuarial deficit of the plans managed by FBrTPREV, have a maximum payment term of twenty years, starting January 2002, according to Circular 66/SPC/GAB/COA of the Secretariat for Pension Plans dated 01/25/02. Of this maximum term, remains thirteen years for total payment.

ASSISTANCE PLAN MANAGED BY THE COMPANY

PAMEC-BrT – Health Care Plan for Supplementary pension Beneficiaries (Defined Benefit)

Intended to provide health care for retirees and pensioners linked to the PBT-BrT Group, a pension plan managed by Fundação 14.

The contributions for PAMEC-BrT were fully paid in July 1998, through a single payment. However, as this plan is now managed by the Company, after the transfer of management by Fundação 14 in November 2007, there are no assets recognized to cover current expenses, and the actuarial obligation is fully recognized in the Company’s liabilities.

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Status of the Sponsored Plans, Revalued at the Balance Sheet Date

The information on the defined contribution private pension plans is as follows:

	FBrTPREV – BrTPREV Alternativo and Fundador		Fundação 14 - TCSPREV
	2008	2007	2008	2007

RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial liabilities on vested benefits	1,529,300	1,377,917	271,700	248,428
Actuarial liabilities on unvested benefits	79,779	121,125	140,493	216,011
(=) Total present value of actuarial liabilities	1,609,079	1,499,042	412,193	464,439
Fair value of plan assets	(855,792)	(813,374)	(822,778)	(791,362)
(=) Net actuarial liabilities (assets)	753,287	685,668	(410,585)	(326,923)
Unrecorded amount due to the limit on defined benefit	-	-	286,647	252,447
(=) Net actuarial liabilities (assets) recognized (1)	753,287	685,668	(123,938)	(74,476)
(1)	The Company determines the amount available for offsetting future contributions in accordance with legal provisions and the regulations of the benefit plan. The amount of the assets linked to the TCSPREV plan, recognized in the Company’s financial statements, in the amount of R$123,938 (R$74,476 as of 31/12/07) does not exceed the present value of future contributions.

CHANGES IN NET ACTUARIAL LIABILITIES (ASSETS)
Present value of actuarial liabilities at beginning of year	1,499,042	1,405,601	464,439	420,206
Cost of interest	154,905	152,349	48,577	46,226
Cost of current service	6,110	5,017	3,894	3,424
Benefits paid, net	(119,343)	(113,102)	(22,787)	(19,887)
Losses (gains) on actuarial liabilities	68,365	49,177	(81,930)	14,470
Present value of actuarial liabilities at end of year	1,609,079	1,499,042	412,193	464,439
Fair value of plan assets at beginning of year	813,374	757,034	791,362	717,764
Return on plan assets	61,415	53,544	53,716	92,228
Regular contributions received by the plan	2,838	3,081	487	1,257
Sponsor	2,655	3,081	16	772
Participants	183	-	471	485
Amortizing contributions from the sponsor	97,508	112,817	-	-
Benefits paid	(119,343)	(113,102)	(22,787)	(19,887)
Fair value of plan assets at end of year	855,792	813,374	822,778	791,362

(=) Net actuarial liabilities (assets)	753,287	685,668	(410,585)	(326,923)
Unrecorded amount due to the limit on defined benefit	-	-	286,647	252,447
(=) Net actuarial liabilities (assets) recognized	753,287	685,668	(123,938)	(74,476)

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	FBrTPREV – BrTPREV Alternativo and Fundador		Fundação 14 – TCSPREV
	2008	2007	2008	2007

EXPENSE RECOGNIZED IN THE STATEMENT OF INCOME OF BRASIL TELECOM(1)
Cost of current service	6,110	5,017	3,894	3,424
Participants' contributions	(183)	-	(471)	(485)
Cost of interest	154,905	152,349	-	-
Return on plan assets	(61,415)	(53,544)	-	-
Recognized actuarial losses (gains)	68,365	49,177	-	-
Total expense recognized	167,782	152,999	3,423	2,939
(1) As regards the surplus of the TCSPREV plan, recorded in assets, the Company recognized revenues of R$67,096, R$61,104 of which under “Other operating income” and R$5,992 under “Financial income”. In 2007, revenues in the amount of R$83,392 were recognized, R$81,209 of which under “Other operating income” and R$2,183 under “Financial income”.

	FBrTPREV – BrTPREV Alternativo and Fundador		Fundação 14 – TCSPREV
	2008	2007	2008	2007

MAIN ACTUARIAL ASSUMPTIONS USED
Discount rate on actuarial liabilities(6% + inflation)	10.77%	10.77%	10.77%	10.77%
Estimated inflation rate	4.50%	4.50%	4.50%	4.50%
Estimated rate of increase in salaries	2.00%	2.00%	2.00%	2.00%
Estimated rate of increase in benefits	4.50%	4.50%	4.50%	4.50%
Total expected rate of return on plan assets	12.58%	10.70%	12.83%	10.53%
General mortality biometric table	AT83	UP94	AT83	UP94
Disability biometric table	Mercer Disability		Mercer Disability
Disability mortality table	IAPB-57		IAPB-57
Turnover rate	Null		Null

SUPPLEMENTAL INFORMATION – 2008
a) The plans’ assets and liabilities are stated as of December 31, 2008.
b) The registry data used refer to 09/30/08, projected for December 31, 2008.
c) The total expected rate of return on the plans’ assets was determined based on the result of profit projections for the asset segments which comprise the plan’s portfolio, taking into consideration the geometric mean for the next five years.

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	SISTEL - PBS-A		PAMEC
	2008	2007	2008	2007

RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial liabilities on vested benefits	667,702	604,572	2,504	2,077
(=) Total present value of actuarial liabilities	667,702	604,572	2,504	2,077
Fair value of plan assets	(1,005,682)	(1,006,475)	-	-
(=) Net actuarial liabilities (assets) (1)	(337,980)	(401,903)	2,504	2,077
Unrecorded amount due to the limit on defined benefit	337,980	401,903	-	-
(=) Actuarial liabilities recognized	-	-	2,504	2,077
(1) As regards the net actuarial liabilities of the PBS-A plan, no accounting records are made by the Sponsor. Such plan is entirely comprised of assisted participants, and, therefore, there are no future contributions that could be offset against the existing surplus.

CHANGES IN NET ACTUARIAL LIABILITIES (ASSETS)
Present value of actuarial liabilities at beginning of year	604,572	580,506	2,077	1,529
Cost of interest	62,400	62,984	219	170
Cost of current service	-	-	-	7
Benefits paid, net	(57,620)	(50,072)	(110)	(52)
Loss (gain) on actuarial liabilities	58,350	11,154	318	423
Present value of actuarial liabilities at end of year	667,702	604,572	2,504	2,077
Fair value of plan assets at beginning of year	1,006,475	895,205	-	883
Return (loss) on plan assets	56,827	161,342	-	36
Sponsor’s contributions	-	-	110	-
Benefits paid	(57,620)	(50,072)	(110)	(52)
Plan assets transferred to the Sponsor	-	-	-	(867)
Fair value of plan assets at end of year	1,005,682	1,006,475	-	-

(=) Net actuarial liabilities (assets)	(337,980)	(401,903)	2,504	2,077
Unrecorded amount due to the limit on defined benefit	337,980	401,903	-	-
(=) Actuarial liabilities recognized	-	-	2,504	2,077

	SISTEL - PBS-A		PAMEC
	2008	2007	2008	2007

EXPENSE RECOGNIZED IN THE STATEMENT OF INCOME OF BRASIL TELECOM
Cost of current service	-	-	-	7
Cost of interest	-	-	219	170
Return (loss) on plan assets	-	-	-	(36)
Recognized actuarial losses (gains)	-	-	318	423
Total expense recognized	-	-	537	564

MAIN ACTUARIAL ASSUMPTIONS USED
Discount rate on actuarial liabilities (6% + Inflation)	10.77%	10.77%	10.77%	10.77%
Estimated inflation rate	4.50%	4.50%	4.50%	4.50%
Estimated rate of increase in benefits	4.50%	4.50%	N/A
Rate of increase in health care costs	N/A		7.64%	7.64%

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Total expected rate of return on plan assets	11.30%	10.82%	N/A
General mortality biometric table	AT83	UP94	AT83	UP94
Disability biometric table	N/A		N/A
Initial age of benefits	N/A		N/A
N/A = Not Applicable.

SUPPLEMENTAL INFORMATION – 2008
a) The plans’ assets and liabilities are stated as of 12/31/08.
b) The registry data used refer to 09/30/08, projected for December 31, 2008.
c) The total expected rate of return on the plans’ assets was determined based on the result of profit projections for the asset segments which comprise the plan’s portfolio, taking into consideration the geometric mean for the next five years.

The investment strategy of the pension plans is described in their investment policy, which is annually approved by the Executive Boards of the sponsored funds. It establishes that investment decisions should take into consideration: (i) the preservation of capital (ii) the diversification of investments; (iii) the risk appetite based on conservative assumptions; (iv) the expected rate of return as a result of the actuarial liabilities; (v) compatibility between the investment's liquidity and the plans' cash flows; and (v) reasonable management costs. It also defines the volumes of the different types of investments allowed for the pension funds, as follows: national fixed income, national variable income, loans to participants and real estate investments. In the fixed income portfolio, only securities subject to low credit risk are allowed. Derivatives are only allowed for hedging purposes. Loans are limited to certain credit levels. Tactical allocation is the responsibility of the investment committee, which is made up of pension plan officers, investment manager and a member appointed by the Executive Board. The finance department is in charge of performance.

The limits established for the different types of investments allowed for pension funds are as follows:

ASSET GROUP	FBrTPREV - BrTPREV Alternativo and Fundador	Fundação 14 - TCSPREV	SISTEL - PBS-A
Fixed income	90%	100%	95%
Variable income	20%	20%	40%
Properties	8%	N/A	9%
Loans to participants	3%	3%	3%

The plans’ assets as of December 31, 2008 were allocated as follows:

ASSET GROUP	FBrTPREV – BrTPREV, Alternativo and Fundador	Fundação 14 - TCSPREV	SISTEL - PBS-A
Fixed income	84.2%	85.3%	75.4%
Variable income	11.7%	13.2%	18.7%
Real estate properties	2.8%	1.5%	5.5%
Loans to participants	1.3%	-	0.4%
Total	100%	100%	100%

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b. Employee and Management Stock Option Plan

An Extraordinary Shareholders' Meeting of Brasil Telecom S.A. held on November 6, 2007, approved a new general plan for granting stock options for management and employees of the Company and its subsidiaries, and, at the balance sheet date, the following plans were in effect, in accordance with their related approval dates.

Plan Approved on April 28, 2000

The rights vested through stock options agreements while this previously approved plan was effective remain valid and effective according to the respective terms agreed, and no new grants through this plan are allowed.

At the balance sheet date, there were outstanding exercisable options, as described in the program below:

Program B

The options guaranteed by this plan are options settled in shares.

The exercise price was established by the managing committee based on the market price as of the grant date and will be adjusted by the IGP-M between the agreement execution date and payment date.

Changes in the balance of the stock options are summarized as follows:

	2008		2007
	Preferred share options	Average exercise price - R$	Preferred share options	Average exercise price - R$
Balance of outstanding options at beginning of year	256,855	16.88	270,802	13.00
Exercised options	(162,084)	17.01	-	-
Cancelled options	(15,259)	17.60	(13,947)	17.30
Balance of outstanding options at end of year	79,512	19.04	256,855	16.88
Balance of exercisable options at end of year	79,512	19.04	256,855	16.88

The 162,084 options exercised were settled through the delivery of preferred shares held in treasury by Brasil Telecom S.A., at the total exercise price of R$1,012 and the fair value totaled R$1,156.

The right to exercise the option is vested in accordance with the terms and conditions below:

Grant					Adjusted exercise price (in Reais)	Options (in shares)
Grant		Lot	Exercisable from	Exercise deadline
3rd	12/22/04	33%	12/22/05	12/31/11	19.04	26,504
		33%	12/22/06	12/31/11	19.04	26,504
		34%	12/22/07	12/31/11	19.04	26,504

The stock options represent 0.01% (0.05% as of December 31, 2007) of the total outstanding shares of Brasil Telecom S.A.

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Assuming that the options will be fully exercised, the premiums on the related options, calculated based on the Black&Scholes method on the grant date, payable to the Subsidiary, would total R$219 (R$1,761 as of December 31, 2007).

The fair value of the options granted was estimated on the grant date based on the Black&Scholes options pricing model, using the following assumptions:

	12/21/04	12/19/03	12/17/02
Backing asset	13.64	13.64	13.64
Exercise price	17.30	15.89	15.69
Expected volatility	38.2%	44.8%	3.0%
Risk-free interest rate	8.4%	8.6%	23.0%
Expected life (in years)	2	3	3
Dividend yield	3.10%	3.20%	5.10%
Fair value on the grant date	2.76	5.56	4.09

Plan Approved on November 6, 2007

The new plan authorizes the grant of stock options, allowing participants, under certain conditions, to purchase or subscribe, in the future, at a pre-defined amount, shares that are part of a stock option scheme called UP (Performance Unit), comprising preferred shares of Brasil Telecom S.A. and common and preferred shares of the Company. The amount of the UPs granted cannot exceed a maximum limit of 10% of the book value of each type of share of the subsidiary.

The shares derived from the exercise of options entitle their holders to the same rights granted to the other shareholders of the Company and subsidiary.

The Board of Directors is responsible for managing this plan and is vested with full powers for establishing the stock option programs, which can be delegated to a compensation committee made up of up to three Board members.

At a Meeting held on December 14, 2007, the Board of Directors of Brasil Telecom S.A. ratified the approval of two programs related to the new stock option plan, with retroactive effects to July 1, 2007, which consist of the following:

Program 1

Options are granted on a one-time basis and no new grants are allowed for a period of up to four years. The exercise price of the UP has been set by the Board of Directors, pursuant to the terms of the plan, is adjusted by the IGP-M, plus 6% p.a., and discounted from the amounts paid as dividends and/or interest on capital in the period.

Program 2

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This program provides for the grant of options on an annual basis, on July 1 of each year, and there were grants on July 1, 2007 and 2008. The exercise price of the UP has been set by the Board of Directors, pursuant to the terms of the plan, and will be discounted from the amounts paid as dividends and/or interest on capital in the period.

The right to exercise the options under Programs 1 and 2 is vested in accordance with the terms and conditions below:

Program	Grant				Adjusted exercise price (in Reais)	Options (in UPs)
	Grant	Lot	Exercisable from	Exercise deadline
1	07/01/07	25%	07/01/08	06/30/11	32.22	704,331
		25%	07/01/09	06/30/12	32.22	704,331
		25%	07/01/10	06/30/13	32.22	704,331
		25%	07/01//11	06/30/14	32.22	704,331
2	07/01/07	25%	07/01/08	06/30/11	24.93	47,153
		25%	07/01/09	06/30/12	24.93	199,811
		25%	07/01/10	06/30/13	24.93	199,811
		25%	07/01/11	06/30/14	24.93	199,810
	07/01/08	25%	07/01/09	06/30/12	32.39	175,338
		25%	07/01/10	06/30/13	32.39	175,421
		25%	07/01/11	06/30/14	32.39	175,421
		25%	07/01/12	06/30/15	32.39	175,421

The vesting periods established in Programs 1 and 2 can be accelerated as a result of special events or conditions provided for in the option grant agreement, particularly as a result of changes in the direct and indirect control of the Company and Brasil Telecom S.A. A minimum bonus is assured in the event of a reduction in the fair value of the shares on the exercise date, under the terms defined in the agreement.

On July 15, 2008, the terms of the plan were changed, and the requirement for the Company to repurchase the shares that comprise the stock option scheme was eliminated. Accordingly, the stock options which include shares of Brasil Telecom S.A. started to be recorded as options settled in shares and the stock options which include shares of the Company continued to be recorded as shares settled in cash.

Changes in the balance of stock options are summarized as follows:

	2008		2007
	Options (in UPs)	Average exercise price of UPs - R$	Options (in UPs)	Average exercise price of UPs - R$
Balance of outstanding options at beginning of year	4,036,440	28.37	-	-
Granted options	724,955	32.39	4,036,440	26.70
Exercised options	(171,971)	24.93	-	-
Cancelled options	(423,914)	27.81	-	-
Balance of outstanding options at end of year	4,165,510	31.12	4,036,440	28.37
Balance of exercisable options at end of year	751,484	31.12	-	-

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During the year, 171,971 options were exercised under Program 2, settled as follows: (i) delivery of preferred shares held in treasury by the subsidiary, at a total exercise price of R$4,287 and acquisition cost of R$661; and (ii) delivery of common and preferred shares of the Company, at a total exercise price of R$3,653 and fair value of R$4,321.

The shares under the stock option scheme (UPs) represent 1.30% (0.79% as of December 31, 2007) of the book value of the preferred shares issued by the subsidiary, and 5.65% and 3.26% (6.44% and 3.71% as of December 31, 2007) of the Company's common and preferred shares, respectively.

The fair value of the options granted was estimated on the grant date under the binomial option pricing model, using the assumptions below, which were calculated based on market quotations:

Grant date: July 1, 2007
Program: 1

	Lot 1	Lot 2	Lot 3	Lot 4
Backing asset	31.06	31.06	31.06	31.06
Exercise price	32.22	32.22	32.22	32.22
Expected volatility	42.02%	42.02%	42.02%	42.02%
Risk-free interest rate (1)	1.79%	2.05%	2.06%	2.15%
Expected life	2.49	3.51	4.54	5.57
Dividend yield	-	-	-	-
Fair value on the grant date	8.16	9.89	11.32	12.61

(1) Considers the risk-free interest rate less the variation of the General Market Price Index (IGP-M) + 6% p.a.

Grant date: July 1, 2007
Program: 2

	Lot 1	Lot 2	Lot 3	Lot 4
Backing asset	31.06	31.06	31.06	31.06
Exercise price	24.93	24.93	24.93	24.93
Expected volatility	42.02%	42.02%	42.02%	42.02%
Risk-free interest rate	12.29%	12.55%	12.56%	12.65%
Expected life	2.49	3.51	4.54	5.57
Dividend yield	-	-	-	-
Fair value on the grant date	14.57	16.89	18.80	20.44

Grant date: July 1, 2008
Program: 2

	Lot 1	Lot 2	Lot 3	Lot 4
Backing asset	31.06	31.06	31.06	31.06
Exercise price	32.39	32.39	32.39	32.39
Expected volatility	42.02%	42.02%	42.02%	42.02%
Risk-free interest rate	12.29%	12.55%	12.56%	12.65%
Expected life	2.49	3.51	4.54	5.57
Dividend yield	-	-	-	-
Fair value on the grant date	11.27	13.98	16.22	18.17

The expense recorded by the subsidiary in the statement of income for the year, covering all the stock option plans offered, was R$16,743 (R$13,179 in 2007). The subsidiary’s balances recorded under liabilities and

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shareholders’ equity at the balance sheet date are represented by R$23,893 and R$5,803, respectively (R$13,179 and R$872 as of December 31, 2007).

c. Other Employee Benefits

Other benefits are granted to employees, such as: health/dental care, meal tickets, group life insurance, occupational accident allowance, sick pay, transportation allowance etc.

8. PROVISIONS FOR CONTINGENCIES

a. Contingent Liabilities

The Company and its subsidiaries periodically assess their contingency risks, and also review their lawsuits taking into consideration legal, economic, tax and accounting aspects. The assessment of these risks aims at classifying them according to the chances of an unfavorable outcome as probable, possible or remote, taking into account the opinion of legal counsel.

Contingencies whose risks are regarded as probable are accrued. The contingencies for which an unfavorable outcome is regarded as possible are presented in this note. These lawsuits are under discussion at administrative and/or judicial level, at all court levels.

In certain situations, due to a legal requirement or as a caution measure, escrow deposits are made to ensure the continuity of the lawsuits under discussion. The escrow deposits related to contingencies with possible and remote likelihood of loss are shown in note 23.

Note that in some cases similar matters may be ranked in different risk degree ratings, which is justified by the facts and particular status of each lawsuit.

Labor contingencies

The provisions for labor lawsuits include an estimate made by the Company’s management, supported by the opinion of its legal counsel, of the losses related to lawsuits filed by its own employees and former employees, as well as by employees of service providers, related to labor matters.

Tax contingencies

The provisions for tax contingencies mainly refer to tax collection issues arising from disagreements between management’s understanding, supported by the opinion of the Company’s legal advisors, and the Tax Authorities concerning the interpretation, enforcement, legality and constitutionality of tax legislation.

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Civil contingencies

The provisions for civil contingencies refer to an estimate of the lawsuits related to contractual adjustments arising from economic plans enacted by the Federal Government, and other cases related to community telephony plans, suits for damages and consumer lawsuits.

Classification by Risk Level

Probable Loss Risk Contingencies

The contingencies classified as probable loss risk, for which reserves have been recorded in liabilities, have the following balances:

	COMPANY		CONSOLIDATED
Nature	2008	2007	2008	2007
Provisions	4,071	5,026	1,453,036	1,193,554
Labor	204	-	426,904	421,759
Tax	3,740	4,974	273,606	372,896
Civil	127	52	752,526	398,899
Restricted escrow deposits	(125)	-	(520,412)	(295,843)
Labor	-	-	(213,028)	(220,679)
Tax	-	-	(21,753)	(22,046)
Civil	(125)	-	(285,631)	(53,118)
Total provisions, net of escrow deposits	3,946	5,026	932,624	897,711
Current	213	15	218,510	197,472
Long-term	3,733	5,011	714,114	700,239

Labor contingencies

Changes in 2008:

	COMPANY	CONSOLIDATED
Provisions as of 12/31/07	-	421,759
Changes allocated to income (loss)	204	148,441
Inflation adjustment	2	48,730
Reassessment of contingent risks	202	65,773
Provision for new lawsuits	-	33,938
Payments	-	(143,296)
Subtotal I (Provisions)	204	426,904
Restricted escrow deposits as of 12/31/07	-	(220,679)
Changes in escrow deposits	-	7,651
Subtotal II (Escrow deposits)	-	(213,028)
Balance as of 12/31/08, net of escrow deposits	204	213,876

The provision for labor contingencies mainly refers to:

(i)	Sundry premiums - refer to claims for hazardous duty premium, based on Law 7369/85, regulated by Decree 93412/86, due to the alleged risk related to employees’ contact with the electric power system, health hazard premium and transfer premium;

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(ii)	Salary differences and related effects - refer mainly to claims for salary increases due to alleged noncompliance with trade union agreements. The effects relate to the impact of the salary increase allegedly due on the other amounts calculated based on the employee’s salary;

(iii)	Job plan and profit sharing - refers to the claim for enforcement of a job and salaries plan, with promotions for seniority and merit, allegedly not granted, and claims for enforcement of the regulations that provided for the payment of profit sharing on the net income of Brasil Telecom S.A.;

(iv)	Joint liability - refers to the claim to assign liability to Brasil Telecom S.A., filed by outsourced personnel, due to alleged noncompliance with the latter’s labor rights by their direct employers;

(v)	Overtime - refers to the claim for payment of salary and allowances increased by alleged overtime hours.

(vi)	Job reinstatement – claim due to alleged noncompliance with an employee’s special condition which prohibited termination of the employment agreement without cause;

(vii)	Supplement to FGTS (severance pay fund) fine arising from understated inflation - refers to claims to increase the FGTS indemnity fine as a result of the adjustment of accounts of this fund due to inflation effects.

Brasil Telecom S.A. filed a lawsuit against Caixa Econômica Federal to assure the reimbursement of all amounts paid for this purpose;

(viii)	Termination pay – claims for amounts which were allegedly unpaid or underpaid upon termination.

(ix)	Salary equalization - refers to amounts allegedly arising from salary equilizaton, job classification, incorrect duties and accumulation of duties;

(x)	Indemnities – refer to amounts allegedly due for occupational accidents, leased vehicles, occupational diseases, pain and suffering and tenure; and

(xi)	Supplementary pension plan – alleged differences in the benefit salary referring to payroll amounts.

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Tax contingencies

Changes in 2008:

	COMPANY	CONSOLIDATED
Provisions at 12/31/07	4,974	372,896
Changes allocated to income (loss)	(1,233)	70,697
Inflation adjustment	206	24,916
Reassessment of contingent risks	(1,769)	(38,556)
Provision for new lawsuits	330	84,337
Payments	(1)	(169,987)
Subtotal I (Provisions)	3,740	273,606
Restricted escrow deposits as of 12/31/07	-	(22,046)
Changes in escrow deposits	-	293
Subtotal II (Escrow deposits)	-	(21,753)
Balance as of 12/31/08, net of escrow deposits	3,740	251,853

The provision for tax contingencies mainly relates to the following matters:

(i)	Federal Taxes – several tax notices that require the payment of federal taxes on events which were allegedly inadequately classified by the Company, or on differences in the calculation of these taxes; and

(ii)	State Taxes – claim for payment of ICMS (State VAT) on transactions which, in the Company’s view, are not subject to this tax, and discussions regarding ICMS credits taken, the validity or legality of which is being questioned by the State Tax Authorities.

Civil contingencies

Changes in 2008:

	COMPANY	CONSOLIDATED
Provisions at 12/31/07	52	398,899
Changes allocated to income (loss)	75	491,393
Inflation adjustment	6	64,774
Reassessment of contingent risks	69	363,792
Provision for new lawsuits	-	62,827
Payments	-	(137,766)
Subtotal I (Provisions)	127	752,526
Restricted escrow deposits as of 12/31/07	-	(53,118)
Changes in escrow deposits	(125)	(232,513)
Subtotal II (Escrow deposits)	(125)	(285,631)
Balance as of 12/31/08, net of escrow deposits	2	466,895

The provision for civil contingencies mainly refer to:

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(i)	Revision of contractual terms and conditions – lawsuit filed by an equipment supplier against the subsidiary Brasil Telecom S.A. claiming revision of contractual terms and conditions due to changes introduced by a plan to stabilize the economy;

(ii)	Financial Interest Agreements - the Court of Appeals of Rio Grande do Sul State (TJ/RS) has issued decisions against the procedure previously adopted by former CRT, a company merged into Brasil Telecom S.A., in the proceedings related to the application of a rule issued by the Ministry of Communications. Such lawsuits are at various levels: lower courts, Court of Appeals and Superior Court of Justice;

(iii)	Administrative proceedings – ANATEL – proceedings arising from inspections referring to PGMQ, PGMU and noncompliance with regulations. Includes claims against the Company filed with ANATEL by other telecommunications companies;

(iv)	Customer service centers – public civil lawsuits referring to the shutdown of customer service centers;

(v)	Free Mandatory Telephone Directories – lawsuits arising from non-delivery of printed residential telephone directories;

(vi)	Consumer claims - refer to civil lawsuits arising from activation of telephone terminals, registering customers with registry credit reporting agencies, collection, co-billing, blockings, ADSL, cancellations, supplemental services, defects, alternative plans, unblockings;

(vii)	Indemnities – lawsuits seeking indemnity for termination of or noncompliance with agreements; and

(viii)	Damages – refer to lawsuits arising from property damage, pain and suffering, occupational accidents and traffic accidents.

Reassessments of contingent risks are linked to changes in circumstances or the occurrence of new facts and decisions which called for a new assessment of the ongoing lawsuits, which are dispersed among several lawsuits.

Possible Loss Risk Contingencies

Contingencies classified as possible loss risks and, therefore, not recorded in books, are as follows:

	COMPANY		CONSOLIDATED
Nature	2008	2007	2008	2007
Labor	1,989	1,737	634,826	542,427
Tax	124,661	51,558	1,796,921	2,113,653
Civil	592	416	1,220,963	1,129,591
Total	127,242	53,711	3,652,710	3,785,671

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Labor contingencies

Changes in 2008:

	COMPANY	CONSOLIDATED
Amount calculated at 12/31/07	1,737	542,427
Inflation adjustment	252	78,583
Reassessment of contingent risks	-	(178,048)
New lawsuits	-	191,864
Amount calculated at 12/31/08	1,989	634,826

The labor contingencies classified as possible loss risks are as follows:

(i)	Sundry premiums - refer to claims for hazardous duty premium, based on Law 7369/85, regulated by Decree 93412/86, due to the alleged risk related to employees’ contact with the electric power system, health hazard premium and transfer premium;

(ii)	Salary differences and related effects - refer mainly to claims for salary increases due to alleged noncompliance with trade union agreements. The effects relate to the impact of the salary increase allegedly due on the other amounts calculated based on the employee’s salary;

(iii)	Joint liability - refers to the claim to assign liability to Brasil Telecom S.A., filed by outsourced personnel, due to alleged noncompliance with these personnel’s labor rights by their direct employers;

(iv)	Overtime - refers to the claim for payment of salary and allowances increased by alleged overtime hours.

(v)	Job reinstatement - claim due to alleged noncompliance with an employee’s special condition which prohibited termination of the employment agreement without cause;

(vi)	Supplement to FGTS (severance pay fund) fine arising from understated inflation - refers to claims to increase the FGTS indemnity fine as a result of the adjustment of accounts of this fund due to inflation effects.

(vii)	Termination pay - claims regarding termination amounts which were allegedly not paid or underpaid.

(viii)	Indemnities - refer to amounts allegedly due for occupational accidents, leased vehicles, occupational diseases, pain and suffering and tenure; and

Tax contingencies

Changes in 2008:

	COMPANY	CONSOLIDATED
Amount calculated at 12/31/07	51,558	2,113,653
Inflation adjustment	9,720	174,892
Reassessment of contingent risks	(20,343)	(918,224)
New lawsuits	83,726	426,600
Amount calculated at 12/31/08	124,661	1,796,921

The main tax contingencies refer to the following matters:

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(i)	Social Security (INSS) tax notices addressing the addition of captions to the contribution salary allegedly due by the company;

(ii)	Tax notices issued by the Federal Revenue Service due to differences between the amounts reported in the DCTF (Declaration of Federal Tax Debits and Credits) and the DIPJ (Corporate Income Tax Return);

(iii)	Public civil lawsuits questioning the alleged pass-through of PIS and COFINS (taxes on revenue) to end consumers;

(iv)	ICMS (State VAT) levied on international calls, whose tax liability for the collection of said tax is assigned to another operator;

(v)	ICMS – credit and related tax rate difference on interstate purchases made by the Company;

(vi)	ICMS – tax credit on cancelled invoices;

(vii)	Withholding Income Tax on transactions to hedge debts;

(viii)	FUST (Telecommunications Universal Service Fund) – effects generated by the change in the interpretation of its calculation basis by ANATEL; and

(ix)	ISS (Service Tax) – alleged levy of this tax on subsidiary telecommunications services and discussion regarding the classification of the services taxed by the cities listed in Supplementary Law 116/2003.

Civil contingencies

Changes in 2008:

	COMPANY	CONSOLIDATED
Amount calculated at 12/31/07	416	1,129,591
Inflation adjustment	66	169,427
Reassessment of contingent risks	-	(304,947)
New lawsuits	110	226,892
Amount calculated at 12/31/08	592	1,220,963

The main civil contingencies refer to the following matters:

(i)	Payments made in lawsuits arising from the PCT (Community Telephony Program) – the plaintiffs claim from Brasil Telecom S.A. payment in lawsuits related to the agreements resulting from the Community Telephony Program. Such lawsuits are at various levels: lower courts, Court of Appeals and Superior Court of Justice;

(ii)	Administrative proceedings - ANATEL – proceedings arising from inspections referring to PGMQ, PGMU, users’ rights, payphone cards, LTOG etc.;

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(ii)	Consumer claims - refer to civil lawsuits arising from activation of telephone terminal, registering customers with registry credit reporting agencies, collection, co-billing, blockings, ADSL, cancellations, supplemental services, defects, alternative plans, unblockings;

(iv)	Damages - refer to lawsuits arising from property damage, pain and suffering, occupational accidents and traffic accidents.

(v)	Indemnities - lawsuits seeking indemnity for termination of or noncompliance with agreements; and

(iv)	Public civil lawsuits related to customer service centers; and

(vii)	Contractual – lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied on a service agreement, review of conversion of installments into URV (units of account) and subsequently into reais, related to equipment supply and the provision of services.

Letters of Guarantee

As regards contingent liabilities, the Company has letters of guarantee granted by financial institutions, as supplemental collateral for lawsuits in provisional execution to ensure the performance of concession commitments related to permits granted by ANATEL. The total amount of the letters of guarantee in effect at the balance sheet date is R$749 (R$21,483 as of December 31, 2007) and R$2,570,220 (R$1,381,488 as of December 31, 2007) for consolidated purposes. The commission charges on these contracts are based on market rates.

b. Contingent Assets

Below are the tax lawsuits filed to claim refund of taxes paid.

PIS/COFINS (Taxes on Revenue): tax lawsuit challenging the enforcement of Law 9718/98, which increased the PIS and COFINS tax basis. The Law covered the period from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. In November 2005, the STF (Federal Supreme Court) concluded the judgment of certain lawsuits on the same matter and considered the increase in the tax basis introduced by said Law unconstitutional. Part of the lawsuits filed by the Company and the STFC concessionaires from Region II of the Concession Plan, merged into Brasil Telecom S.A. in February 2000, became final and unappealable in 2006 as regards the increase in PIS and COFINS tax basis. The Company is awaiting the judgments of the lawsuits filed by the other merged companies, whose likelihood of a favorable outcome in future filing of appeals is regarded as probable by the Company’s legal counsel. The amount attributed to these lawsuits, representing unrecognized consolidated contingent assets, was R$18,843 (R$17,445 as of December 31, 2007).

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9. SHAREHOLDERS’ EQUITY

a. Capital

The Shareholders' Meeting held on April 27, 2007 approved a reverse stock split. The reverse stock split ratio was 1000 to 1 and, and capital started to be represented by 134,031,688 common shares and 229,937,525 preferred shares, totaling 363,969,213 shares issued. Of the total amount of shares, 1,480,800 common shares are held in treasury.

The Company is authorized to increase its capital, according to a resolution of the Board of Directors, up to the total limit of 700,000,000 common or preferred shares, in compliance with the legal limit of two thirds (2/3) for the issue of new preferred shares without voting rights.

By resolution of the Shareholders’ Meeting or Board of Directors’ Meeting, the Company’s capital can be increased through capitalization of retained earnings or reserves previously allocated for this purpose by the Shareholders' Meeting. Under these conditions, the capitalization may be performed without changing the amount of shares.

Capital is represented by common and preferred shares, with no par value, and the Company is not required to maintain the current proportion of these types of share on capital increases.

By resolution of the Shareholders’ Meeting or Board of Directors’ Meeting, the preemptive right on issuance of shares, warrants or debentures convertible into shares can be cancelled in the cases provided for in article 172 of the Brazilian Corporate Law.

Preferred shares do not have voting rights, except in the cases specified in sole paragraphs of articles 11 and 14 of the By-laws, but are assured priority in the receipt of the minimum noncumulative dividend of 6% per year, which is calculated on the amount obtained after dividing the capital by the total number of the Company’s shares, or of 3% per year, calculated on the amount obtained after dividing the shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital at the balance sheet date is R$ 2,596,272 (R$ 2,596,272 as of December 31, 2007), represented by the following shares with no par value:

Type of share	Total shares		Treasury shares		Outstanding shares
	2008	2007	2008	2007	2008	2007
Common shares	134,031,688	134,031,688	1,480,800	1,480,800	132,550,888	132,550,888
Preferred shares	229,937,525	229,937,525	-	-	229,937,525	229,937,525
Total	363,969,213	363,969,213	1,480,800	1,480,800	362,488,413	362,488,413

	2008	2007
Book value per outstanding share (R$)	15.90	14.34

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The common shares held in treasury are excluded in the determination of the book value.

b. Treasury shares

The treasury shares derive from Stock Repurchase Programs carried out from 2002 to 2004. On September 13, 2004, a material event notice was disclosed on the last proposal approved by the Company’s Board of Directors for repurchase of preferred and common shares issued by the Company to be held in treasury, cancelled, or subsequently sold.

The position of treasury shares is as follows:

	2008		2007
	Common shares	Amount	Common shares	Amount
Balance at beginning of year	1,480,800	20,846	1,480,800	20,846
Balance at end of year	1,480,800	20,846	1,480,800	20,846

Historic cost on purchase of treasury shares (R$ per share)	2008	2007
Weighted average	14.08	14.08
Minimum	12.40	12.40
Maximum	17.00	17.00

Unit cost considers all stock repurchase programs.

Up to the balance sheet date, none of the common shares purchased had been sold.

Market Value of the Treasury Shares

The market value of the treasury shares at the balance sheet date was as follows:

	2008	2007
Amount of common shares held in treasury	1,480,800	1,480,800
Quotation per share on BOVESPA (R$)	58.90	46.50
Market value	87,219	68,857

c. Capital Reserves

Capital reserves are recognized pursuant to the following practices:

Reserve for Share Subscription Premium: results from the difference between the amount paid on subscription and the amount allocated to capital.

Other Capital Reserves: formed by the contra entry of funds invested in income tax incentives before the beginning of fiscal year 2008.

d. Profit Reserves

Profit reserves are recognized pursuant to the following practices:

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Legal Reserve: allocation of five percent of the annual net income up to twenty percent of paid-up capital or thirty percent of capital plus the capital reserves. This reserve will only be used for increasing capital or offsetting losses.

Investment Reserve: comprises the remaining balances of net income for the year, adjusted pursuant to article 202 of Law 6404/76 and allocated after the payment of dividends. The net income allocated to this reserve was fully allocated as retained earnings by the related Shareholders’ Meetings, in view of the Company’s investment budget and pursuant to article 196 of the Brazilian Corporate Law. Up to the end of fiscal year 2007, the profits retained for investments remained in the retained earnings line account, pursuant to article 8 of CVM Resolution 59/86. After Law 11638/37 came into effect, determining that no balances should remain under the retained earnings line account at the balance sheet date, said retained profits were transferred to this investment reserve.

e. Dividends and Interest on Shareholders´ Equity

Dividends are calculated pursuant to the Company’s By-laws and the Brazilian Corporate Law. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6404/76, and preferred or priority dividends are calculated pursuant to the Company’s By-laws.

By deliberation of the Board of Directors, the Company can pay or credit, as dividends, interest on shareholders´equity pursuant to article 9, paragraph 7, Law 9249, of December 26, 1995. The interest paid or credited will be offset against the annual mandatory minimum dividend amount, pursuant to article 44 of the By-laws.

Mandatory minimum dividends calculated pursuant to article 202 of Law 6404/76

	2008	2007(1)
Net income for the year	800,037	675,906
Realization of unrealized profit reserve	-	74,180
Allocation to legal reserve	(40,002)	(33,795)
Adjusted net income	760,035	716,291
Mandatory dividends (25% of adjusted net income)	190,009	179,073

(1) The data referring to 2007 fiscal year are reported at the original amounts calculated in that year, without considering the adjustments arising from Law 11638/07.

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Dividends and Interest on Shareholders´ Equity Credited

The Company credited interest on shareholders´ equity to its shareholders during the year, in accordance with the shareholding position on the date of each credit. At the balance sheet year, the interest on shareholders´ equity credited, net of withholding income tax, was attributed to dividends and included in the proposal for allocation of net income to be submitted for approval at the Annual Shareholders’ Meeting.

	2008	2007
Interest on shareholders' equity credited	264,800	336,300
IRRF (withholding income tax)	(39,720)	(50,445)
Net interest on shareholders' equity	225,080	285,855
Accrued dividends to supplement interest Sareholders equity	-	379,991
Total payments to shareholders	225,080	665,846
Common shares	82,305	243,479
Preferred shares	142,775	422,367

Total earnings per share (in Reais)(1)	2008	2007
Common shares	0.620930	1.836875
Preferred shares	0.620930	1.836875
Total shares	0.620930	1.836875

(1) The calculation of the dividends/ interest on capital per share considers the total outstanding shares at the balance sheet date.

The total payments to shareholders exceed the amount of mandatory dividends, as well as that of priority dividends and dividends paid to common shares, calculated under equal conditions.

f. Remaining Net Income

The remaining 2008 net income balance, adjusted pursuant to article 202 of Law 6404/76, in the amount of R$495,235, is recorded under “Investment reserve” and included in the proposal for allocation of net income to be submitted for approval at the Annual Shareholders’ Meeting, in order to increase the funds for the consolidated capital budget, which includes the subsidiaries, pursuant to article 196 of said Law, and converted in a capital increase to shareholders, equating the established profit reserves to the Company’s capital ratio.

Page: 122

10. NET OPERATING INCOME

	CONSOLIDATED
	2008	2007
Fixed telephony service
Local service	6,549,741	6,566,256
Activation	10,919	16,352
Subscription	3,675,529	3,535,708
Fixed	919,765	1,101,419
Fixed x Mobile– VC1	1,926,096	1,881,853
Rental	1,129	1,157
Other	16,303	29,767
Long-distance service	2,852,611	2,947,454
Intersectorial fixed	834,586	863,484
Interregional (cross-sectional) fixed	247,235	264,243
Interregional fixed	232,176	241,077
VC2	778,771	788,455
Fixed originated	300,386	292,343
Mobile originated	478,385	496,112
VC3	717,098	746,316
Fixed originated	353,770	365,588
Mobile originated	363,328	380,728
International	42,745	43,879
Interconnection	373,810	357,674
Fixed x Fixed	209,957	243,236
Mobile x fixed	163,853	114,438
Assignment of means	449,409	357,893
Public telephony	474,656	546,007
Supplemental services, intelligent network and advanced telephony	417,234	393,980
Other	30,713	35,168
Total fixed telephony service	11,148,174	11,204,432

Mobile telephony service
Telephony	1,894,397	1,753,231
Subscription	401,746	433,555
Use	642,109	547,050
Additional call fee	5,499	6,810
Roaming	16,437	16,070
Interconnection	662,238	624,691
Added value services	154,434	104,415
Other services	11,934	20,640

Sales of goods	225,670	270,515
Cell phones	221,522	263,982
Electronic cards - Brasil Chip, accessories and other goods	4,148	6,533

Total mobile telephony service	2,120,067	2,023,746

Page: 123

	2008	2007
Data communication services and other

Data communication	3,249,938	2,310,959
Other services related to main activities	488,963	458,251

Total data communication services and other	3,738,901	2,769,210

Gross operating revenue	17,007,142	15,997,388

Deductions from gross revenue	(5,710,307)	(4,938,842)
Taxes on gross revenue	(4,389,541)	(4,353,809)
Other deductions from gross revenue	(1,320,766)	(585,033)

Net operating revenue	11,296,835	11,058,546

11. COST OF GOODS AND SERVICES SOLD

The costs incurred on goods and services are as follows:

	CONSOLIDATED
	2008	2007
Interconnection	(2,202,660)	(2,318,884)
Depreciation and amortization	(1,683,112)	(2,032,963)
Third parties services	(970,645)	(934,023)
Personnel	(338,489)	(162,494)
Rental, leases and insurance	(395,008)	(313,925)
Connection means	(143,434)	(135,532)
FISTEL (Telecommunications Inspection Fund) fee	(76,548)	(64,820)
Material	(64,073)	(69,951)
Public concession fee	(65,578)	(69,406)
Employee and management profit sharing	(29,125)	(20,959)
Goods sold	(236,603)	(255,429)
Other	(4,143)	(3,815)
Total	(6,209,418)	(6,382,201)

Page: 124

12. SALES OF SERVICES
(Selling Expenses)

Breakdown of selling expenses is as follows:

	CONSOLIDATED
	2008	2007
Third parties services	(546,989)	(735,592)
Losses on trade accounts receivable	(370,242)	(348,001)
Personnel	(237,650)	(229,004)
Material	(90,844)	(50,753)
Rental, leases and insurance	(49,838)	(56,801)
Employee and management profit sharing	(25,863)	(21,149)
Depreciation and amortization	(9,164)	(19,080)
Other	(33,633)	(24,972)
Total	(1,364,223)	(1,485,352)

13. GENERAL AND ADMINISTRATIVE EXPENSES

Administrative expenses, which include information technology expenses, are detailed as follows:

	COMPANY		CONSOLIDATED
	2008	2007	2008	2007
Third parties services	(3,781)	(6,208)	(807,527)	(763,084)
Depreciation and amortization	(205)	(256)	(291,684)	(298,154)
Personnel	(14,183)	(4,660)	(234,232)	(176,968)
Employee and management profit sharing	-	-	(44,371)	(38,340)
Rental, leases and insurance	(8,575)	(7,275)	(28,450)	(41,818)
Stock option plans		-	(17,411)	(13,219)
Material	(3)	-	(3,696)	(4,058)
Other	(4)	(6)	(730)	(1,225)
Total	(26,751)	(18,405)	(1,428,101)	(1,336,866)

Page: 125

14. OTHER OPERATING INCOME (EXPENSES)
Breakdown of operating income (expenses) is as follows:

	COMPANY		CONSOLIDATED
	2008	2007	2008	2007
Receivables from settlement of litigation(1)	5,845	-	175,730	-
Recoverable taxes and expenses	120	102	145,204	95,857
Fines	(120)	(3)	103,275	77,984
Rental of operational infrastructure and other	-	-	86,975	87,439
Pension fund expenses recoverable - surplus	-	-	61,104	81,209
Technical and administrative services	316	2,315	60,956	59,600
Allowance (reversal) for losses on investments	1,684	454	58,025	(25,714)
Litigation settlement with telecommunications companies	-	-	21,403	16,610
Allowance (reversal) for realization amount and losses on property, plant and equipment	-	-	18,837	20,384
Donations and incentive grants	-	-	15,284	16,889
Reversal of other provisions	-	-	10,920	32,390
Dividends from investments stated at cost	2	329	3,017	712
Gain (loss) on write-off of investments	44,653	-	(12,185)	26,216
Provisions for contingencies (2)	954	(1,215)	(710,531)	(650,898)
Taxes (except on gross revenue, income tax and social contribuition tax)	(665)	(389)	(146,297)	(87,243)
Amortization of goodwill on acquisition of investments	-	-	(88,796)	(91,408)
Provisions for pension fund	-	-	(81,324)	(89,675)
Court fees	-	-	(59,430)	(51,060)
Gain (loss) on investments	791	(970)	(43,415)	(974)
Gain (loss) on write-off of property, plant and equipment and deferred charges	(16)	-	(40,120)	(23,904)
Donations and sponsoring	(5)	-	(23,011)	(11,499)
Indemnities – labor, telephony and other	-	-	(3,136)	(157)
Gain (loss) on write-off/ resale of maintenance inventories	-	-	(2,202)	(1,923)
Amortization of goodwill on merger	-	-	-	(126)
Other income (expenses)	(192)	(217)	18,530	9,281
Total	53,367	406	(431,187)	(510,010)
Other operating income	53,411	3,200	826,254	607,747
Other operating expenses	(44)	(2,794)	(1,257,441)	(1,117,757)

Revenue and expenses of the same nature are presented at net value.
(1) Refer to the amount received as a result of the Litigation Release and Settlement Instrumententered into by the Company, its subsidiary 14 Brasil Telecom Celular S.A. and its Parent, Opportunity Fund/ Banco Opportunity and associates, Telemar Norte Leste S.A., which are detailed in note 1, under a specific item.
(2) The contingencies for which provisions have been recorded are described in note 8.

15. FINANCIAL EXPENSES, NET

	COMPANY		CONSOLIDATED
	2008	2007	2008	2007
Financial income	200,093	341,366	887,590	773,796
Local currency	200,093	341,362	812,220	769,481
On foreign-currency denominated rights	-	4	75,370	4,315
Financial expenses	(343,107)	(450,968)	(1,412,141)	(1,274,778)
Local currency	(77,820)	(114,537)	(760,666)	(735,448)
On foreign-currency denominated liabilities	(487)	(131)	(280,524)	(88,376)
Interest on shareholders´equity	(264,800)	(336,300)	(370,951)	(450,954)
Total	(143,014)	(109,602)	(524,551)	(500,982)

Page: 126

16. INCOME TAX AND SOCIAL CONTRIBUTION ON INCOME

Taxes on income refer to income tax (IRPJ) and social contribution on net profit (CSLL). Income tax is calculated at the rate of 25% and social contribution at the rate of 9%, generating a combined tax rate of 34%. The income tax and social contribution provisions recognized in the statement of income are as follows:

	COMPANY		CONSOLIDATED
	2008	2007	2008	2007
Current taxes
Income tax and social contribution on net profit	(41,443)	(65,972)	(679,351)	(559,246)
Deferred taxes	1,956	1,660	88,396	199,906
Total	(39,487)	(64,312)	(590,955)	(359,340)

	COMPANY		CONSOLIDATED
	2008	2007	2008	2007
Income before taxes and profit sharing	574,724	405,805	1,339,355	843,135
Income (loss) of companies not subject to IRPJ/CSLL(1)	-	-	(8,354)	12,221
Total taxable income	574,724	405,805	1,331,001	855,356
IRPJ
Income tax on taxable income (10%+15%=25%)	(143,681)	(101,451)	(332,750)	(213,839)
Permanent additions	(14,922)	(21,883)	(147,500)	(80,303)
Amortization of goodwill	-	-	(22,112)	(22,754)
Exchange rate changes on investments	-	(59)	(1,751)	(3,510)
Change in ownership interest in subsidiaries	-	(243)	(10,854)	(50)
Non-deductible fines	-	-	(43,395)	(2,140)
Losses on investments	-	-	(14,211)	-
Other additions	(14,922)	(21,581)	(55,177)	(51,849)
Permanent deductions	129,572	76,027	33,539	17,043
Equity in subsidiaries	118,422	74,474	-	-
Dividends from investments stated at cost	20	82	754	178
Federal taxes recoverable	-	-	650	-
Other deductions	11,130	1,471	32,135	16,865
Offset of tax loss carryforwards	-	-	9,591	3,411
Deferred income tax on tax loss carryforwards	-	-	-	5,817
Other	(95)	24	(5,434)	2,244
Effect of IRPJ on the statement of income	(29,126)	(47,283)	(442,554)	(265,627)
CSLL
CSLL on taxable income (9%)	(51,725)	(36,522)	(119,790)	(76,982)
Permanent additions	(5,216)	(7,877)	(41,924)	(26,231)
Amortization of goodwill	-	-	(7,960)	(8,191)
Exchange rate changes on investments	-	(21)	(630)	(1,264)
Change in ownership interest in subsidiaries	-	(87)	(4,091)	(266)
Non-deductible fines	-	-	(15,622)	(770)
Other additions	(5,216)	(7,769)	(13,621)	(15,740)
Permanent deductions	46,645	27,370	12,240	6,293
Equity in subsidiaries	42,567	26,810	-	-
Dividends from investments stated at cost	-	30	273	64
Other deductions	4,078	530	11,967	6,229
Offset of tax loss carryforwards	-	-	3,507	1,220
CSLL on tax loss carryforwards	-	-	-	2,094
Other	(65)	-	(2,434)	(107)
Effect of CSLL on the statement of income	(10,361)	(17,029)	(148,401)	(93,713)
Effect of IRPJ and CSLL on the statement of income	(39,487)	(64,312)	(590,955)	(359,340)

(1) Income (loss) of companies which do not record IRPJ and CSLL on tax loss carryforwards, as they do not expect their realization.

Page: 127

17. CASH AND CASH EQUIVALENTS

	COMPANY		CONSOLIDATED
	2008	2007	2008	2007
Cash and Banks	89	702	167,927	315,032
Cash equivalents	1,231,158	145,310	2,541,878	414,972
Total	1,231,247	146,012	2,709,805	730,004

Below is a breakdown of the cash equivalents portfolio:

	COMPANY		CONSOLIDATED
	2008	2007	2008	2007
Exclusive investment funds
Government securities	-	108,744	-	224,877
Private securities	81	533	19,667	96,381
Cash and repos – Overnight	241,172	39,954	791,691	76,989
Derivatives	-	38	-	440
Provision for income tax - Offsetting	(4,724)	(3,926)	(12,042)	(11,366)
Total exclusive investment funds	236,529	145,343	799,316	387,321
Private securities	994,105	-	1,633,266	-
Open-end investment funds	-	-	-	27,579
Investments abroad – certificates of deposit	524	-	109,546	377
Subtotal of cash equivalents	1,231,158	145,343	2,542,128	415,277
Partial blocking due to a court order	-	(33)	(250)	(305)
Total cash equivalents	1,231,158	145,310	2,541,878	414,972

Exclusive investment funds are subject to obligations related to the payment of services provided by management of the assets, such as custody and audit fees, as well as other related expenses. No significant financial liabilities arise from these funds and neither are there Company’s assets to back them up.

18. FINANCIAL INVESTMENTS

Below is a breakdown of the investment portfolio:

	COMPANY		CONSOLIDATED
	2008	2007	2008	2007
Exclusive investment funds
Government securities	166,636	573,593	537,672	2,010,479
Private securities	46,999	251,547	237,830	510,423
Cash and repos – Overnight	-	16,362	-	110,057
Republic of Austria bonds	-	-	-	274,069
ICO Bonds – Instituto de Crédito Oficial of Spain	-	-	-	201,320
Government securities	-	274,069	-	53,556
Private securities	-	201,320	-	3,583
Total cash investments	213,635	1,316,891	775,502	3,163,487

The securities held for trading at fair value represent investments in exclusive funds managed by prime financial institutions, and own-portfolio investments, mainly represented by federal government securities and private securities issued by prime financial institutions. Changes in the fair value of these financial assets are recorded under “Financial income (expenses)” in the statement of income.

Page: 128

19. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are composed as follows:

	CONSOLIDATED
	2008	2007
Billed services	1,589,911	1,597,040
Unbilled services	954,353	892,448
Sales of goods	60,249	75,603
Subtotal	2,604,513	2,565,091
Allowance for doubtful accounts	(394,423)	(375,390)
Services provided	(389,377)	(370,799)
Sales of goods	(5,046)	(4,591)
Total	2,210,090	2,189,701
Current	1,776,216	1,681,551
Past due:
From 01 to 30 days	428,620	390,471
From 31 to 60 days	125,636	125,924
From 61 to 90 days	79,852	87,161
From 91 to 120 days	54,354	61,219
Over 120 days	139,835	218,765
Total	2,604,513	2,565,091

20. INVENTORIES

Maintenance and resale inventories, for which allowances for losses or adjustment to estimated realizable value are recognized, are as follows:

	CONSOLIDATED
	2008	2007
Resale inventory (cell phones and accessories)	65,420	53,532
Maintenance inventory	5,514	7,158
Allowance for adjustment to realizable value	(16,745)	(27,554)
Allowance for probable losses	(141)	(425)
Total	54,048	32,711

21. LOANS AND FINANCING - ASSETS

	CONSOLIDATED
	2008	2007
Loans and financing	6,868	7,973
Total	6,868	7,973
Current	1,758	1,797
Noncurrent	5,110	6,176

Page: 129

The loans and financing receivable refer to transfers of funds to the company responsible for the manufacturing of telephone directories, which earn interest based on the IGP-DI (General Price Index - Domestic Supply).

22. DEFERRED AND RECOVERABLE TAXES

	COMPANY		CONSOLIDATED
	2008	2007	2008	2007
Deferred taxes	27,045	22,324	1,775,696	1,639,468
Other recoverable taxes	282,108	332,550	1,123,197	989,635
Total	309,153	354,874	2,898,893	2,629,103
Current	6,543	13,683	973,963	834,615
Long-term	302,610	341,191	1,924,930	1,794,488

Deferred income tax and social contribution on net profit

	COMPANY		CONSOLIDATED
	2008	2007	2008	2007
Income tax
Deferred income tax on:
Tax loss carryforwards	-	-	540,801	498,803
Provisions for contingencies	1,018	1,256	321,563	298,809
Provision for covering actuarial deficiency of pension funds	-	-	188,948	171,936
Allowance for doubtful accounts	-	-	97,390	93,548
ICMS (State VAT) - Agreements 69/98 and 78/01	-	-	25,481	39,820
Provision for suspended payment - COFINS/CPMF	25,660	20,615	77,990	40,770
Provisions profit sharing	-	-	17,984	16,092
Allowance for loss with material inventory	-	-	6,854	10,606
Provision for suspended payment – FUST	-	-	29,993	19,027
Allowance for losses – BIA	-	-	63	71
Write-off of deferred charges - adjustment to Law 11638/07	-	-	9,992	20,167
Leases - adjustment to Law 11638/07	-	-	1,148	2,038
Other provisions	-	-	18,356	16,358
Subtotal	26,678	21,871	1,336,563	1,228,045
Social contribution on net profit
Deferred social contribution on:
Tax loss carryforwards	-	-	198,495	181,382
Provisions for Contingencies	367	453	115,763	109,082
Provision for covering actuarial deficiency of pension funds	-	-	68,021	61,897
Allowance for doubtful accounts	-	-	35,060	33,677
Provisions profit sharing	-	-	6,474	6,476
Allowance for loss with material inventory	-	-	2,468	3,818
Allowance for losses – BIA	-	-	23	25
Write-off of deferred charges - adjustment to Law 11638/07	-	-	3,597	7,261
Leases - adjustment to Law 11638/07	-	-	413	733
Other provisions	-	-	8,819	7,072
Subtotal	367	453	439,133	411,423
Total	27,045	22,324	1,775,696	1,639,468
Current	74	6	421,224	366,628

Page: 130

Long-term	26,971	22,318	1,354,472	1,272,840

The following table shows the periods in which the deferred income tax and social contribution assets are expected to be realized, which arise from temporary differences between book income on the accrual basis and taxable income, as well as from tax loss carryforwards, if any. The realization periods are based on a technical study supported by expected future taxable income, generated as from the fiscal years when the temporary differences become deductible expenses for tax purposes, taking into consideration the actions established by the Company to increase the customer base for the expanding activities. The amounts recognized in the financial statements are based on technical studies submitted for approval by the Executive Board and Board of Directors and reviewed by the Supervisory Board.

	COMPANY	CONSOLIDATED
2009	74	421,224
2010	1,312	128,482
2011	25,659	176,994
2012	-	139,165
2013	-	148,637
From 2014 to 2016	-	465,218
From 2017 to 2018	-	205,625
2019 and subsequent years	-	90,351
Total	27,045	1,775,696
Current	74	421,224
Long-term	26,971	1,354,472

The amount expected to be recovered after 2018 arises from a provision to cover the actuarial deficit of pension funds, whose obligation is being financially settled in accordance with a maximum remaining period of 13 years, in compliance with the term established by the Secretariat for Pension Plans (“SPC”). Despite the time limit established by the SPC and in accordance with the estimated future taxable income, the subsidiary is in a position to fully offset the deferred taxes within a period lower than ten years, should it elect to fully accelerate the repayment of the debt.

Page: 131

Other recoverable taxes

Other taxes recoverable consist of federal withholding and payments made, calculated based on legal estimates, which will be offset against future tax liabilities. ICMS recoverable mostly arises from credits on purchases of property, plant and equipment, which can be offset against ICMS payable within 48 months, pursuant to Supplementary Law 102/00.

	COMPANY		CONSOLIDATED
	2008	2007	2008	2007
ICMS (state VAT)	-	-	644,121	500,994
Income tax	244,083	253,040	330,417	309,533
PIS and COFINS (taxes on revenue)	156,243	147,358	254,231	237,768
Social contribution on net profit	1,773	9,752	8,923	14,164
FUST (Telecommunication Universal Service Fund)	-	-	724	724
Other	-	-	4,772	4,052
Subtotal	402,099	410,150	1,243,188	1,067,235
Allowance to recoverable value	(119,991)	(77,600)	(119,991)	(77,600)
Total	282,108	332,550	1,123,197	989,635
Current	6,469	13,677	552,739	467,987
Long-term	275,639	318,873	570,458	521,648

The allowance for adjustment to recoverable value corresponds to the portion of credit taxes which can be offset in a period exceeding the next ten years.

23. ESCROW DEPOSITS

Escrow deposits referring to contingencies with possible and remote loss risks are as follows:

	COMPANY		CONSOLIDATED
Nature of contingencies	2008	2007	2008	2007
Labor	-	-	299,155	250,564
Tax	5,524	5,552	93,294	103,705
Civil	248	103	2,517,287	1,044,254
Total	5,772	5,655	2,909,736	1,398,523
Current	40	40	679,012	329,396
Long-term	5,732	5,615	2,230,724	1,069,127

Escrow deposits linked to provisions are shown as a reduction of such provisions. See notes 8 and 31.

The increase in the amount of escrow deposits is related to corporate civil lawsuits, for which management, supported by the opinion of its legal counsel, considers an unfavorable outcome as possible or remote.

24. DIVIDENDS/INTEREST ON SHAREHOLDERS´ EQUITY RECEIVABLE

Refers to interest on shareholders´equtiy, net of withholding income tax, credited by the subsidiary Brasil Telecom S.A. in 2008, whose amount receivable is R$185,427 (R$474,247 as of December 31, 2007).

Page: 132

25. OTHER ASSETS

	COMPANY		CONSOLIDATED
	2008	2007	2008	2007
Pension funds – future contributions to be offset(1)	-	-	123,938	74,476
Advances to employees	-	-	41,376	36,541
Advances to and amounts recoverable from suppliers	-	450	26,101	19,038
Amounts to be offset against state tax liabilities	-	-	9,217	-
Guarantees and contract withholdings	-	-	3,777	-
Tax credits earned(2)		-	312	46,543
Prepaid expenses	2,464	8,424	64,205	47,237
Compulsory deposits	-	-	1,562	1,562
Assets for sale	-	-	606	1,280
Amounts to be collected from telecommunications companies	-	-	-	8,807
Other	1	-	27,551	22,673
Total	2,465	8,874	298,645	258,157
Current	2,465	8,874	158,129	180,481
Long-term	-	-	140,516	77,676

(1)	Assets recorded to be used to offset future employer contributions to the TCSPREV supplementary pension plan, as mentioned in note 7.

(2)	State letters of credit acquired to pay ICMS tax notices issued against the Company.

26. INVESTMENTS

	COMPANY		CONSOLIDATED
	2008	2007	2008	2007
Investments accounted under the equity method	4,197,751	3,723,706	-	-
Brasil Telecom S.A.	4,197,440	3,704,312	-	-
Nova Tarrafa Participações Ltda.	-	18,620	-	-
Nova Tarrafa Inc.	311	774	-	-
Advances for future capital increase	21	21	-	-
Nova Tarrafa Participações Ltda.	21	21	-	-
Investments accounted at cost	-	6,911	3,703	11,924
Tax incentives, net of allowances for losses	-	1,093	-	20,259
Other investments	-	-	41	39
Total	4,197,772	3,731,731	3,744	32,222

The advances for future capital increase in favor of the subsidiary were taken into consideration in the assessment of investments, since the allocated contributions are only awaiting the formalization of the corporate document in order for the related capital increase to be effected.

Page: 133

Investments accounted under the equity method: comprise the Company’s ownership interests in the subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc. The main information on these companies is as follows:

	BT S.A.	NTP (Ltda.)	NTI
Shareholders' equity	6,240,952	(280)(1)	311
Capital	3,470,758	32,625	1,776
Book value per share (R$)	11.40	(0.01)	310.04
Net income (loss) for the period	1,029,816	(18,900)	(541)
Amount of shares held by the Company
Common shares	247,317,180	-	1,003
Preferred shares	120,911,021	-	-
Shares	-	32,624,928	-
Ownership interest - %(2)
In total capital	67.26%	99.99%	100%
In voting capital	99.09%	99.99%	100%

(1) As regards the shareholders' deficit of NTP Ltda., the Company records an allowance for losses on subsidiaries in long-term liabilities.

(2) Considers outstanding capital.

Equity in subsidiaries is composed as follows:

	Operating		Other income (expenses)
	2008	2007	2008	2007
Brasil Telecom S.A.	710,485	543,516	791	(970)
Nova Tarrafa Participações Ltda.	(18,900)	(9,503)	-	-
Nova Tarrafa Inc.(1)	(463)	(607)	-	-
Total	691,122	533,406	791	(970)

(1) Includes exchange rate changes on the foreign investment.

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27. PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment are as follows:

	CONSOLIDATED
	Construction in progress	Automatic switching equipment	Transmission equipment and other(1)	Infra- structure	Buildings	Other assets	Total
Cost of property, plant and equipment (gross amount)
Balance as of 01/01/07	322,712	5,149,971	14,132,526	3,777,602	943,061	1,792,621	26,118,493
Additions	1,079,500	947	212,272	17,953	1,251	71,555	1,383,478
Write-offs	(10,575)	(2,302)	(122,651)	(22,974)	(500)	(34,941)	(193,943)
Transfers	(931,284)	7,835	468,718	121,356	13,522	56,692	(263,161)
Balance as of 12/31/07	460,353	5,156,451	14,690,865	3,893,937	957,334	1,885,927	27,044,867
Additions	1,586,465	2,412	286,234	9,028	10,444	65,631	1,960,214
Write-offs	(41,951)	(4,614)	(110,684)	(21,176)	(1,758)	(29,813)	(209,996)
Transfers	(994,910)	148,855	593,369	113,961	4,420	57,087	(77,218)
Balance as of 12/31/08	1,009,957	5,303,104	15,459,784	3,995,750	970,440	1,978,832	28,717,867

Accumulated depreciation
Balance as of 01/01/07	-	(4,778,262)	(10,651,929)	(2,327,267)	(530,425)	(1,250,676)	(19,538,559)
Depreciation expenses	-	(153,823)	(1,371,833)	(263,319)	(33,549)	(156,082)	(1,978,606)
Write-offs	-	2,102	120,719	17,909	73	26,531	167,334
Transfers	-	715	22,929	(10,300)	(1,393)	(15,775)	(3,824)
Balance as of 12/31/07	-	(4,929,268)	(11,880,114)	(2,582,977)	(565,294)	(1,396,002)	(21,353,655)
Depreciation expenses	-	(103,591)	(1,081,424)	(251,796)	(34,178)	(147,728)	(1,618,717)
Write-offs	-	4,951	109,022	19,406	703	23,102	157,184
Transfers	-	-	369	-	(25)	(383)	(39)
Balance as of 12/31/08	-	(5,027,908)	(12,852,147)	(2,815,367)	(598,794)	(1,521,011)	(22,815,227)
Property, plant and equipment, net
Balance as of 01/01/07	322,712	371,709	3,480,597	1,450,335	412,636	541,945	6,579,934
Balance as of 12/31/07	460,353	227,183	2,810,751	1,310,960	392,040	489,925	5,691,212
Balance as of 12/31/08	1,009,957	275,196	2,607,637	1,180,383	371,646	457,821	5,902,640
Annual average depreciation rate - %	-	20.0%	17.0%	8.5%	4.2%	-	-

(1) Transmission equipment and other include: transmission and data communication equipment.

Pursuant to the STFC concession agreements, the assets of the subsidiary Brasil Telecom S.A. which are indispensable to the provision of the service and classified as “returnable assets” will be automatically transferred to ANATEL at the end of the concession, and the Company will be entitled to the indemnities provided for in the legislation and related agreements. The amount of the returnable assets at the balance sheet date was R$22,173,331 for cost, with a residual value of R$3,001,610.

Insurance

The Company maintains insurance policy programs to cover returnable assets, loss of profits and contractual collateral, as established in the Granting Agreement entered into with the government, and civil liability for telephony service operations.

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Insured assets, liabilities and interests are as follows (unaudited):

Type	Coverage	Insured amount
		2008	2007
Operational risks	Buildings, machinery and equipment, facilities, service centers, towers, infrastructure and information technology equipment	15,090,068	12,705,368
Loss of profits	Fixed expenses and net income	8,955,588	8,669,400
Contractual collateral	Fulfillment of contractual obligations	94,601	89,405
Civil liability	Telephony service operations	12,000	12,000

The Company also has civil liability insurance for management, which also provides coverage for the subsidiary Brasil Telecom S.A., at a total approximate amount of US$ 90,000,000.00 (ninety million US dollars).

There is no insurance for optional civil liability, related to casualties with Company vehicles involving third parties.

28. INTANGIBLE ASSETS

Changes in intangible assets are as follows:

	CONSOLIDATED
	Goodwill	Intangible assets in progress	Data processing systems	Trade- marks and patents	Regulatory permits	Other	Totais
Cost of intangible assets (gross amount)
Balance as of January 1, 2007	531,653	11,891	1,870,862	1,886	352,900	2,831,690	5,600,882
Additions	-	17,877	2,058	-	4,847	-	24,782
Write-offs	(353)	-	(40,301)	-		(2,625,411)	(2,666,065)
Transfers	-	(20,203)	341,762	(1,199)	30,124	(96,832)	253,652
Balance as of December 31, 2007	531,300	9,565	2,174,381	687	387,871	109,447	3,213,251
Additions	16,801	264,861	6,654	-	489,985	-	778,301
Write-offs	(19,078)	-	(6,182)	-		(76,288)	(101,548)
Transfers	-	(260,656)	349,893	-	6,148	(11,007)	84,378
Balance as of December 31, 2008	529,023	13,770	2,524,746	687	884,004	22,152	3,974,382

Cumulative amortization
Balance as of January 1, 2007	(258,406)	-	(1,017,209)	(775)	(55,061)	(2,816,577)	(4,148,028)
Amortization expenses	(96,686)	-	(338,417)	(14)	(33,346)	(8,745)	(477,208)
Write-offs	-	-	26,355	-	-	2,631,459	2,657,814
Transfers	-	-	(98,927)	713	-	101,525	3,311
Balance as of December 31, 2007	(355,092)	-	(1,428,198)	(76)	(88,407)	(92,338)	(1,964,111)
Amortization expenses	(107,959)	-	(308,985)	(4)	(50,506)	(5,876)	(473,330)
Write-offs	18,941	-	6,080	-	-	76,287	101,308
Transfers	-	-	(12,050)	-	-	12,086	36
Balance as of December 31, 2008	(444,110)	-	(1,743,153)	(80)	(138,913)	(9,841)	(2,336,097)

Intangible assets, net
Balance as of January 1, 2007	273,247	11,891	853,653	1,111	297,839	15,113	1,452,854
Balance as of December 31, 2007	176,208	9,565	746,183	611	299,464	17,109	1,249,140
Balance as of December 31, 2008	84,913	13,770	781,593	607	745,091	12,311	1,638,285
Annual average amortization rate	-	-	20.0%	-	-	-	-

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29. PAYROLL, SOCIAL CHARGES ANDA BENEFITS

	COMPANY		CONSOLIDATED
	2008	2007	2008	2007
Salaries and fees	-	-	167	6,010
Social Charges	15	21	85,259	72,854
Social benefits	-	-	4,354	3,837
Stock option plans	-	-	23,893	13,179
Other	-	-	7,984	7,691
Total	15	21	121,656	103,571
Current	15	21	110,173	103,571
Long-term	-	-	11,483	-

30. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	COMPANY		CONSOLIDATED
	2008	2007	2008	2007
Trade accounts payable	145	437	1,889,688	1,496,446
Consignments in favor of third parties	11,719	22,349	182,591	154,198
Total	11,864	22,786	2,072,279	1,650,644
Current	11,864	22,786	2,072,279	1,637,188
Long-term	-	-	-	13,456

31. INDIRECT TAXES

	COMPANY		CONSOLIDATED
	2008	2007	2008	2007
ICMS, net of escrow deposits of Agreement 69/98	-	-	555,350	621,601
ICMS (state VAT)	-	-	702,645	811,743
Escrow deposits related to ICMS Agreement 69/98	-	-	(147,295)	(190,142)
PIS and COFINS (taxes on revenue)	4,934	6,569	310,970	168,156
Other	-	9	65,177	60,720
Total	4,934	6,578	931,497	850,477
Current	1	18	669,437	746,234
Long-term	4,933	6,560	262,060	104,243

The ICMS balance comprises amounts arising from Agreement 69/98, which have been challenged in court and are deposited in escrow on a monthly basis. It also includes the ICMS deferral incentive granted by the State Government of Paraná.

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32. TAXES ON INCOME

	COMPANY		CONSOLIDATED
	2008	2007	2008	2007
Income tax
Amounts payable	6,898	4,161	131,851	104,010
Law 8200/91 – Special inflation adjustment	-	-	5,052	5,491
Subtotal	6,898	4,161	136,903	109,501
Social contribution on net profit
Amounts payable	93	65	37,082	30,106
Law 8200/91 – Special inflation adjustment	-	-	1,819	1,977
Subtotal	93	65	38,901	32,083
Total	6,991	4,226	175,804	141,584
Current	-	-	66,720	74,707
Long-term	6,991	4,226	109,084	66,877

33. DIVIDENDS/ INTEREST ON SHAREHOLDERS´ EQUITY AND PROFIT SHARING

	COMPANY		CONSOLIDATED
	2008	2007	2008	2007
Controlling shareholders	42,545	125,562	42,545	125,562
Dividends/ interest on shareholders´equity	50,053	135,075	50,053	135,075
Withholding income tax on interest on shareholders´equity	(7,508)	(9,513)	(7,508)	(9,513)
Minority interest	235,329	600,360	390,687	890,954
Dividends/ interest on shareholders´equity	214,747	581,216	320,898	829,031
Withholding income tax on interest on shareholders´equity	(32,212)	(40,932)	(48,135)	(58,130)
Unclaimed prior years’ dividends	52,794	60,076	117,924	120,053
Total shareholders	277,874	725,922	433,232	1,016,516
Employee and management profit sharing	-	-	83,237	81,328
Total	277,874	725,922	516,469	1,097,844

34. LOANS AND FINANCING

(Includes Debentures)

	CONSOLIDATED
	2008	2007
Financing	4,559,037	3,886,431
Accrued interest and other charges on financing	105,591	98,860
Leases	12,698	27,017
Accrued interest and other charges on leases	1,731	8,149
Subtotal	4,679,057	4,020,457
Cost incurred	(15,152)	(18,593)
Total	4,663,905	4,001,864
Current	670,707	399,231
Noncurrent	3,993,198	3,602,633

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Financing

	CONSOLIDATED
	2008	2007
National Bank for Economic and Social Development (BNDES)	2,655,191	2,206,917
Local currency	2,564,245	2,112,204
Basket of currencies, including US dollar	90,946	94,713
Financial institutions	916,293	688,041
Local currency	126,049	52,506
Foreign currency	790,244	635,535
Public debentures	1,091,906	1,088,956
Suppliers – foreign currency	1,238	1,377
Financial leases	14,429	35,166
Cost incurred	(15,152)	(18,593)
Total	4,663,905	4,001,864
Current	670,707	399,231
Noncurrent	3,993,198	3,602,633

Financing in local currency: bears (i) fixed interest from 2.4% p.a. to 10.0% p.a., resulting in a weighted average rate of 8.10% p.a.; and (ii) variable interest based on the Long-term Interest Rate (TJLP) plus 2.3% to 5.5% p.a., UMBNDES (BNDES Monetary Unit) plus 5.5% p.a., 100% and 104% of the CDI, resulting in a weighted average rate of 11.73% p.a. At the balance sheet date, the CDI rate was 13.61% p.a.

Financing Agreements

On July 18, 2008, Brasil Telecom S.A. and BrT Celular entered into financing agreements with Banco do Brasil, in the amounts of R$42,000 and R$33,000, respectively. Such funds arise from the Mid-West Financing Constitutional Fund (FCO) and are invested in the expansion of the infrastructure network (voice, data and image) in the States of Goiás, Mato Grosso, Mato Grosso do Sul and the Distrito Federal. The funds were released on August 8, 2008 and repayment terms include a one-year grace period, after which the financing will be repaid in sixty monthly installments, the last of which in August 2014. Financing bears interest of 10.0% p.a., payable by each company, and there are bonuses for timely payment of 15% discount on such charge. At the balance sheet date, accumulated liabilities totaled R$43,010 for Brasil Telecom S.A. and R$33,794 for BrT Celular.

Financing in foreign currency: bears (i) fixed interest from 1.75% p.a. to 9.38% p.a., resulting in a weighted average rate of 9.36% p.a.; and (ii) variable interest of 0.5% p.a. above the LIBOR rate and 1.92% p.a. above the YEN LIBOR rate, resulting in a weighted average rate of 2.96 p.a. At the balance sheet date, the LIBOR and YEN LIBOR rates, for half-yearly payments, were 3.13% p.a. and 0.99% p.a., respectively.

Public debentures issued by the subsidiary Brasil Telecom S.A.:

Fourth public issue: 108,000 non-convertible debentures with no renegotiation clause and a face value of R$ 10 each, totaling R$ 1,080,000, issued on June 1, 2006. Repayment term is seven years, maturing on June 1, 2013. Yield corresponds to an interest rate of 104.0% of the CDI, payable on a half-yearly basis. Repayment, which shall indistinctly consider all debentures, will occur annually as from June 1, 2011, in three installments of 33.3%, 33.3% and 33.4% of the unit face value, respectively. At the balance sheet date, no debentures from this issue were held in treasury.

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On December 17, 2008, a General Debentureholders’ Meeting was held, at which the holders of 97.58% of the outstanding debentures approved an amendment to the indenture. Such amendment changes the Issuer’s mandatory purchase terms and conditions and the debentures' yield, and the Company has to elect and disclose in a Notice to Debentureholders, within 20 days from completion of the sale of the Company's shareholding control to Telemar Norte Leste S.A. or any of its subsidiaries, whether or not it accepts the yield established at the General Debentureholders' Meeting, as well as purchase the debentures held by debentureholders, at their request.

Payment schedule

Long-term debt is scheduled to mature as follows:

	CONSOLIDATED
	2008	2007
2009	-	499,633
2010	770,400	605,185
2011	880,670	722,052
2012	771,715	638,798
2013	772,650	639,837
2014	664,969	471,146
2015 and subsequent years	132,794	25,982
Total	3,993,198	3,602,633

Breakdown of the debt by currency/ index:

	CONSOLIDATED
Adjusted by	2008	2007
Long-term Interest Rate (TJLP)	2,564,245	2,112,204
Interbank Certificate of Deposit (CDI)	1,106,336	1,124,122
US dollars	509,490	394,979
Yens	281,992	241,933
Hedge of yen-denominated debt	90,946	94,713
UMBNDES – Basket of currencies of the BNDES	31,607	26,599
National Consumer Price Index (INPC)	94,441	25,907
Total	4,679,057	4,020,457

Guarantees

Certain loans and financing obtained are collateralized by receivables from the provision of fixed telephony services and Company's sureties.

For consolidated loans and financing, there are hedge contracts for 60.5% of these US dollar and yen-denominated loans and financing entered into with third parties to hedge against significant fluctuations in the quotations of these debt adjustment indexes. At the balance sheet date, taking into consideration the hedging transactions and foreign currency investments, the actual exposure was 8.6% (3.6% as of December 31, 2007). Gains and losses on these contracts are recognized under the accrual basis.

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The debentures issued by Brasil Telecom S.A. have unsecured guarantees, through a surety granted by the Company. Under the indenture, as guarantor and jointly liable party, the Company commits to guarantee and pay all the obligations assumed by the subsidiary with the debentureholders.

BrT Celular’s Financing Agreement with the BNDES

BrT Celular entered into a financing agreement with the National Bank for Economic and Social Development (BNDES) on February 19, 2008, in the amount of R$ 259,100 to be invested in the expansion and modernization of the mobile phone network (personal mobile service) by 2009. The financing has a total term of 9 years and 6 months, with a thirty-month grace period, after which repayment will be made in 84 monthly installments. Charges on this financing are associated to the TJLP (Long-Term Interest Rate) variation plus 3.52% per year. The total funds were released in 2008, R$ 100,000 of which on March 17, 2008 and R$159,376 on October 22, 2008. This obligation is collateralized by assignment and restriction of receivables linked to the revenues of Brasil Telecom S.A., and surety provided by the latter.

35. DERIVATIVES

	CONSOLIDATED
	2008	2007
Assets
US dollar options	29,179	6,218
Total	29,179	6,218
Current	29,179	-
Long-term	-	6,218

Liabilities
US dollar options	419	8,684
Cross-currency swaps – Yen x CDI	221,654	397,830
Total	222,073	406,514
Current	89,920	118,752
Long-term	132,153	287,762

The Company has yen-denominated debts and entered into swap contracts to hedge against fluctuations in the yen. The exposure arising from swap contracts is pegged to the CDI rates disclosed by the Clearinghouse for the Custody and Financial Settlement of Securities. Additionally, the Company has US dollar options to hedge its US dollar-denominated debt. These derivatives are described in note 5.e.

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Payment schedule

Long-term derivatives are scheduled to mature as follows:

	COMPANY AND CONSOLIDATED
	2008	2007
2009	-	123,262
2010	88,380	110,606
2011	43,773	53,894
Total	132,153	287,762

36. SERVICE EXPLOITATION PERMITS AND CONCESSIONS

	CONSOLIDATED
	2008	2007
Personal mobile service	707,999	242,162
STFC concession	65,578	-
Other permits	10,082	11,314
Total	783,659	253,476
Current	160,074	78,844
Noncurrent	623,585	174,632

The permits of the Personal Mobile Service are represented by agreements entered into by BrT Celular with ANATEL in 2002 and 2004, totaling R$220,119, to exploit SMP services during a fifteen-year period in the same area where the Company has a concession for fixed telephony. Of the amount contracted, 10% was paid on the execution date and the remaining balance was fully recognized in the subsidiary’s liabilities, to be paid in equal, consecutive annual installments, with maturities scheduled from 2009 to 2010 (two installments) and from 2009 to 2012 (four installments), depending on the fiscal years the agreements were executed. The debit balance is adjusted by the variation of IGP-DI, plus 1% per month.

On April 29, 2008, BrT Celular obtained new permits for exploitation of the 3G network, in the amount of R$488,235, paying on the execution date 10% of the total amount, and the remaining debit balance payable from 2010 to 2015 (in six installments). The debit balance is adjusted by the Telecommunications Services Index (IST), plus 1% per month.

The STFC concession refers to the provision recognized by Brasil Telecom S.A. on the accrual basis, by applying a 1% rate on net income pursuant to the concession agreement in effect, the payment in favor of ANATEL matures every two years, in April of odd years, and is equivalent to 2% of the net income accrued in the prior year. The next payment is scheduled for 2009.

The amount of other permits belongs to BrT Multimídia and relates to the permit granted for use of radiofrequency blocks associated to the exploitation of multimedia communication services. The contracted amount was R$9,110, adjusted by the IGP-DI plus 1% per month. This balance will be paid in tree equal, consecutive annual installments, all of which mature in May.

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37. ADVANCES FROM CUSTOMERS

	CONSOLIDATED
	2008	2007
Assignment of telecommunications means	153,206	91,272
Prepaid services	57,589	42,878
Other advances from customers	57,604	940
Total	268,399	135,090
Current	79,227	62,957
Noncurrent	189,172	72,133

The long-term balance, paid in advance by customers to obtain benefits over a longer period, is expected to be realized in the following years:

	2008	2007
2009	-	7,920
2010	19,453	7,770
2011	17,943	7,718
2012	17,720	7,496
2013	17,399	7,238
2014	16,701	6,589
2015	16,671	6,521
2016 and subsequent years	83,285	20,881
Total	189,172	72,133

38. OTHER LIABILITIES

	COMPANY		CONSOLIDATED
	2008	2007	2008	2007
Payables due to reverse stock split (1)	74,844	75,387	80,686	81,230
Self-financing resources	-	-	32,117	32,117
Bank credits and repeated receipts being processed	-	-	16,117	12,293
Other taxes	-	-	18,866	11,332
Liabilities from purchase of tax credits	-	-	25,156	7,053
Bonuses and rewards – subsequent years	-	-	5,228	3,249
CPMF (tax on banking transactions) – suspended payment	-	-	2,557	2,421
Payables to other telecommunications companies	-	-	1,616	1,616
Return of self-financing installments – PCT	-	-	600	607
Allowance for losses on subsidiaries	280	-	-	-
Other	1,638	-	2,836	8,163
Total	76,762	75,387	185,779	160,081
Current	76,482	75,387	169,126	143,570
Longo Prazo	280	-	16,653	16,511
(1)	Refer to amounts made available to the related shareholders, relating to the share fractions which were converted into whole shares and sold at an auction held at BOVESPA, arising from the reverse stock split mentioned in note 9.a.

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Self-financing – subsidiary Brasil Telecom S.A.

Rio Grande do Sul Branch

Correspond to financial interest credits paid by committed subscribers to acquire the right to use the switched fixed telephony service, still under the discontinued self-financing system. However, since the subsidiary’s shareholders fully subscribed the capital increase made in order to provide shares in exchange for the financial interest credits, there were no remaining shares to be delivered to the committed subscribers. Part of these committed subscribers, who did not accept the Company's Public Offer for returning said credits in cash, as established by article 171 of Law 6404/76, are awaiting the final ruling of the lawsuit currently in progress, filed by the Public Prosecution Office and other parties, requesting payment of the credits in shares.

Mato Grosso do Sul Branch

The self-financing plans were the means through which telecommunications companies financed a portion of their investments in the network. Upon enactment of Administrative Rule 261/97, of the Ministry of Communications, the self-financing system was discontinued. The amount attributed to the Mato Grosso do Sul Branch arises from plans negotiated prior to enactment of said Administrative Rule, whose related assets have already been merged into the subsidiary’s property, plant and equipment through Shared Telephony Plants. For reimbursement in shares, it is necessary to await a superior court decision arising from the lawsuits filed by the interested parties.

39. INFORMATION BY BUSINESS SEGMENT - CONSOLIDATED

Results by segment, as well as certain balance sheet items, are as follows:

	2008
	Fixed telephony and data communication	Mobile telephony	Internet	Call center	Management	Eliminations between segments	Consolidated
Gross operating revenue	14,844,896	2,560,789	453,807	246,383	-	(1,098,733)	17,007,142
Deductions from gross revenue	(4,958,335)	(679,038)	(61,632)	(15,785)	-	4,483	(5,710,307)
Net operating revenue	9,886,561	1,881,751	392,175	230,598	-	(1,094,250)	11,296,835
Cost of goods and services sold	(5,186,658)	(1,512,338)	(54,572)	(211,563)	-	755,713	(6,209,418)
Gross profit	4,699,903	369,413	337,603	19,035	-	(338,537)	5,087,417

Operating expenses, net	(2,545,651)	(617,927)	(382,074)	(27,590)	10,915	338,816	(3,223,511)
Selling expenses	(951,810)	(525,005)	(264,848)	(7,705)	-	385,145	(1,364,223)
General and administrative expenses	(1,210,315)	(135,721)	(75,936)	(18,226)	(26,751)	38,848	(1,428,101)
Other operating income (expenses)	(383,526)	42,799	(41,290)	(1,659)	37,666	(85,177)	(431,187)

Operating income (loss) before	2,154,252	(248,514)	(44,471)	(8,555)	10,915	279	1,863,906
financial income (expenses)

Trade accounts receivable	2,053,175	200,174	93,414	55,160	-	(191,833)	2,210,090
Inventories	4,764	49,284	-	-	-	-	54,048
Property, plant and equipment and intangible assets, net	5,268,918	2,122,081	143,343	-	6,583	-	7,540,925

Page: 144

	2007
	Fixed telephony and data communication	Mobile telephony	Internet	Call Center	Management	Eliminations between segments	Consolidated
Gross operating revenue	13,911,298	2,445,806	445,820	22,151	-	(827,687)	15,997,388
Deductions from gross revenue	(4,178,153)	(699,872)	(66,305)	(1,252)	-	6,740	(4,938,842)
Net operating revenue	9,733,145	1,745,934	379,515	20,899	-	(820,947)	11,058,546
Cost of goods and services sold	(5,487,894)	(1,531,692)	(55,203)	(20,517)	-	713,105	(6,382,201)
Gross profit	4,245,251	214,242	324,312	382	-	(107,842)	4,676,345

Operating expenses, net	(2,497,866)	(510,012)	(398,503)	(10,207)	(24,501)	108,861	(3,332,228)
Selling expenses	(898,192)	(453,909)	(274,212)	-	-	140,961	(1,485,352)
General and administrative expenses	(1,173,466)	(89,987)	(69,056)	(10,207)	(18,405)	24,255	(1,336,866)
Other operating income (expenses)	(426,208)	33,884	(55,235)	-	(6,096)	(56,355)	(510,010)

Operating income (loss) before	1,747,385	(295,770)	(74,191)	(9,825)	(24,501)	1,019	1,344,117
financial income (expenses)

Trade accounts receivable	2,033,133	194,556	110,223	22,151	-	(170,362)	2,189,701
Inventories	6,165	26,546	-	-	-	-	32,711
Property, plant and equipment and	5,337,567	1,400,786	188,758	-	13,241	-	6,940,352
intangible assets, net

40. SUBSEQUENT EVENTS

Change in the Company's Shareholding Control

On January 8, 2009, Telemar Norte Leste S.A. (“TMAR”) acquired, through its indirect subsidiary Copart 1 Participações S.A. (“Copart 1”), the shareholding control of the Company and of Brasil Telecom S.A. Such acquisition granted TMAR an interest corresponding to 61.2% of the Company’s voting capital. The acquisition was disclosed through a Material Event Notice issued by the companies on the same date of the transaction, whose content is fully transcribed in this note.

The Agreement for Purchase of the Company's Shares (the “Agreement”), entered into on April 25, 2008, was disclosed through a Material Event Notice of the companies issued on the same date, and supplemental material event notices were issued on events or facts inherent to the Agreement. All material event notices are available for consultation at the Website www.brasiltelecom.com.br/ri.

The change in the shareholding control of Brasil Telecom consisted of the acquisition of 100% of the shares of Invitel S.A., which, in turn, holds 99.99% of the shares of SOLPART.

The acquisition of the shareholding control of Brasil Telecom by TMAR was carried out with the Prior Approval of ANATEL, granted through Law 7828, issued on December 19, 2008, through which ANATEL’s Executive Board also approved the subsequent corporate acts referring to the merger of the companies or of the shares of the companies Invitel S.A., Solpart Participações S.A. and Brasil Telecom Participações S.A. into Telemar Norte Leste S.A.

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The change in the Company's shareholding control, and, consequently, of Brasil Telecom S.A., has the following implications for the subsidiary:

a) Stock Option Plan

The stock option grant programs linked to the plan approved on November 6, 2007 (note 7.b) had provisions that established the accelerated maturity of the options in the event of a change in the direct or indirect shareholding control of the subsidiary. Upon the change in shareholding control, on January 8, 2009, the stock options of said programs were fully exercised. Program 1, totaling 2,817,324 UPs was settled for a total amount of R$17,855. Program 2, referring to the grant on 07/01/08, comprising 701,601 UPs, was settled for a total amount of R$4,446.

Under Program 2, 646,585 UPs were exercised, referring to the grant on 07/01/07, settled as follows: (i) delivery of preferred shares held in treasury by the subsidiary, at a total exercise price of R$2,386 and acquisition cost of R$2,979; and (ii) delivery of common and preferred shares of the Company, yet included in the subsidiary's liabilities, at a total exercise price of R$13,733 and fair value of R$ 17,108, plus R$130.

b) Loans and Financing

The contractual obligations with financing creditos, relating to the agreements entered into by Brasil Telecom S.A. and the BNDES and the swaps entered into with Citibank have provisions that establish the accelerated maturity of these obligations in the event of a change in the subsidiary’s shareholding control. After obtaining waivers from the creditors, these agreements were amended and the maturities originally established were maintained.

c) Debentures

As a result of the transfer of the shareholding control of the Company and Brasil Telecom S.A. to TMAR (through its indirect subsidiary Copart 1), pursuant to the decisions of the General Debentureholders’ Meeting of the 5th Issue of Brasil Telecom S.A. (“AGD”, “Issue” and “Issuer”) held on December 17, 2008 and the Board of Directors’ Meeting of Brasil Telecom S.A. held on January 26, 2009, the Issuer informed the debentureholders, through a notice issued on January 28, 2009 (“Notice to Debentureholders”) that it had decided to change the debentures’ yield from 104% of the Interbank Deposit Rate (DI Rate) to the DI Rate plus a spread of 3.5% per year, and to purchase the debentures held by the debentureholders who disagreed with such decision.

The debentureholders had a five-business day term, ending February 4, 2009, to express their wish to redeem the debentures, but no such requests were made.

Material Event

Below is the material event notice disclosed after the balance sheet date regarding the change in the Company’s shareholding control:

Material Event on January 8, 2009

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“MATERIAL EVENT

In compliance with the provisions of CVM Resolution 358/02 and following Material Event Notices and Market Releases disclosed by Tele Norte Leste Participações S.A. (“TNL”) and Telemar Norte Leste S.A. (“TMAR”) on April 25, 2008, November 21, 2008, December 19, 2008 and December 22, 2008, we hereby inform our shareholders, the Brazilian Securities Commission (CVM) and the market that, as of the date hereof, pursuant to the Share Purchase Agreement entered into on April 25, 2008 (the “Agreement”), TMAR, through its indirect subsidiary Copart 1 Participações S.A. (“Copart 1”), acquired as of the date hereof, the shareholding control of Brasil Telecom Participações S.A. (“BrT Part”) and Brasil Telecom S.A. (“BrT”).

1 - THE ACQUISITION:

As a result of said acquisition, TMAR became the indirect holder, as of the date hereof, of 81,092,986 common shares issued by BrT Part, representing 61.2% of the voting capital stock of BrT Part, by means of the payment of an aggregate amount of R$5,371,098,527.04 (five billion, three hundred seventy-one million, ninety-eight thousand, five hundred twenty-seven reais and four centavos), which is equivalent to a price of R$77.04 (seventy-seven reais and four centavos) per common share of BrT Part.

The amount paid is equal to (i) the price agreed pursuant to the Agreement of R$5,863,495,791.40 (five billion, eight hundred sixty-three million, four hundred ninety-five thousand, seven hundred ninety-one reais and forty centavos); (ii) adjusted by the fluctuation in the average daily rate of the Interbank Certificate of Deposit (CDI); (iii) less Invitel S.A.’s net debt of R$998,053,465.69 (nine hundred ninety-eight million, fifty-three thousand, four hundred sixty-five reais and sixty-nine centavos); and (iv) further adjusted by deducting the dividends and/or interest on shareholders´equity declared between January 1, 2008 and the Closing Date.

II – MANDATORY TENDER OFFERS - ARTICLE 254-A

Pursuant to CVM Resolution 361/02, within 30 days from the date hereof, TMAR will file with the CVM, directly or through its subsidiary, the requests for Registration of a Public Offer for purchasing the Voting Shares held by the minority shareholders of BrT Part and BrT, in order to ensure a minimum price equivalent to 80% of the price paid for each control share, as prescribed by article 254-A of Law 6404/76 (“Mandatory Tender Offers”), reduced by the amount of any future dividends, interest on capital, or capital reduction that may be approved prior to the settlement of the Mandatory Tender Offer.

Mandatory Tender Offers must be previously registered with the CVM and disclosed through a tender notice with at least 30 days’ prior notice.

III. CORPORATE RESTRUCTURING:

After the Mandatory Tender Offers have been concluded, we intend to conduct a corporate restructuring of the companies involved in the transaction (the “Corporate Restructuring”), under the terms and conditions previously disclosed in the Material Event Notice dated April 25, 2008, for the purpose of simplifying our corporate structure, so that, after the Mandatory Tender Offers, the shareholders of BrT Part and BrT will receive shares of TMAR to replace the shares held by them, which we believe will significantly increase the liquidity of their shares on the Stock Exchanges, thereby benefiting the shareholders of the companies involved.

IV – SUPPLEMENTAL INFORMATION:

(i) The abovementioned transactions are subject to approval by, presentation to, or registration with certain regulatory agencies and will be submitted or communicated, as required, to the Brazilian National Telecommunications Agency (ANATEL); the Brazilian Securities Commission (CVM); the Economic Defense Council (CADE), the Brazilian Stock, São Paulo Stock Exchange (BOVESPA); the U.S. Securities and Exchange Commission and the New York Stock Exchange (NYSE).

(ii) Additionally, as previously disclosed in the Material Event Notice dated April 25, 2008: (a) TMAR intends to create one, or more than one, American Depositary Receipt ("ADR") program(s) for its shares, in order to make it possible for the current holders of ADRs of BrT and BrT Part to trade their ADRs on the NYSE; (b) TMAR intends to file for their listing on the NYSE; and (c) the Corporate

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Restructuring will be submitted to the analysis of certain creditors, despite not being contingent on their approval.The acquisition of BrT and its subsequent merger into TMAR’s operations will give rise to a telecommunications company fully held by Brazilian shareholders which operates nationwide and has the managerial, operating and financial capacity to expand its operations in Brazil and abroad.

Rio de Janeiro, January 08, 2009

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
TELEMAR NORTE LESTE S.A.
 COARI PARTICIPAÇÕES S.A.
BRASIL TELECOM PARTICIPAÇÕES S.A.
BRASIL TELECOM S.A.
INVITEL S.A.
Alex Waldemar Zornig
Investor Relations Officer”

41. APPROVAL OF THE FINANCIAL STATEMENTS FOR COMPLETION

At a Board of Directors’ Meeting held by the Company on February 10, 2009, approval was granted for completion of these financial statements, which cover the events that took place after the balance sheet date, and are approved for disclosure.

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´Table contents

Grupo	Quadro	Descrição	Page
01	01	IDENTIFICATION	1
01	02	ADDRESS OF COMPANY’S HEADQUARTERS	1
01	03	INVESTORS RELATIONS OFFICER (ADDRESS FOR CORRESPONDENCE TO COMPANY)	1
01	04	REFERENCE / AUDITOR	1
01	05	COMPOSITION OF CAPITAL STOCK	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS IN CASH	2
01	09	INVESTOR RELATIONS OFFICER	2
02	01	BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)	3
02	02	BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)	4
03	01	STATEMENT OF INCOME (IN THOUSAND OF REAIS)	6
04	01	CASHFLOW STATEMENTS – INDIRECT METHOD (IN THOUSAND OF REAIS)	7
05	01	STATEMENTS OF CHANGES IN NET EQUITY FROM 01/01/2008 TO 12/31/2008 (IN THOUSAND OF REAIS)	8
05	02	STATEMENTS OF CHANGES IN NET EQUITY FROM 01/01/07 TO 12/31/2007 (IN THOUSAND OF REAIS)	9
05	03	STATEMENTS OF CHANGES IN NET EQUITY FROM 01/01/2006 TO 12/31/2007 (IN THOUSAND OF REAIS)	10
06	01	ADDED VALUE STATEMENT (IN THOUSAND OF REAIS)	11
07	01	BALANCE SHEET – CONSOLIDATED ASSETS (IN THOUSAND OF REAIS)	12
07	02	BALANCE SHEET - CONSOLIDATED LIABILITIES (IN THOUSAND OF REAIS)	13
08	01	CONSOLIDATED STATEMENT OF INCOME (IN THOUSAND OF REAIS)	15
09	01	CONSOLIDATED CASHFLOW STATEMENT – INDIRECT METHOD (IN THOUSAND OF REAIS)	16
10	01	STATEMENTS OF CHANGES IN THE CONSOLIDATED NET EQUITY FROM 01/01/2008 TO 12/31/2008 (IN THOUSAND OF REAIS)	17
10	02	STATEMENTS OF CHANGES IN THE CONSOLIDATED NET EQUITY FROM 01/01/2007 TO 12/31/2007 (IN THOUSAND OF REAIS)	18
10	03	STATEMENTS OF CHANGES IN THE CONSOLIDATED NET EQUITY FROM 01/01/2006 TO 12/31/2006 (IN THOUSAND OF REAIS)	19
11	01	CONSOLIDATED ADDED VALUE STATEMENT (IN THOUSAND OF REAIS)	20
12	01	INDEPENDENT ACCOUNTANT’S REPORT	22
13	01	MANAGEMENT REPORT	23
14	01	NOTES TO THE FINANCIAL STATEMENT	58/148

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 01, 2009

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.